Sit Investment Associates, Inc.
Equity

April 2007

Sit Investment Associates, Inc.
3300 IDS Center
80 South Eighth Street
Minneapolis, MN 55402-2211
Phone: 800-332-5580
Fax: 612-342-2111
Web Site: www.sitfunds.com

Outline of Presentation

I. Organizational Overview

Competitive Strengths

- We are a full product global asset manager offering management expertise in domestic equities, international equities and fixed income instruments. Our equity investment philosophy emphasizes growth investments and our fixed income philosophy focuses on high income with safety of principal;

- We have senior, experienced investment professionals who are actively involved in the investment process and client servicing, and are owners of Sit Investment Associates, Inc. Sit Investment is privately owned and intends to remain private;

- Sit Investment's Chief Investment Officer and other senior investment professionals have been continuously involved in the management of the clients' portfolios from their inceptions;

- We have the resources of a $6.9 billion investment management firm working for the benefit of our clients;

- Our growth-oriented investment philosophy allows us to be very responsive to growth opportunities in the developed and developing markets; and

- We have achieved very competitive investment results for client portfolios over extended periods utilizing our disciplined, fundamental research-driven investment process. We have a total of 33 full-time investment professionals, including 20 industry and geographically-focused equity analysts.

Sit Investment Associates Group


Sit Investment Associates, Inc.
Sit Investment Associates, Inc.
Domestic/Global Equity
Sit International Investment Associates
International Equity
Sit Investment Fixed Income Advisors, Inc.
Fixed Income
Sit Mutual Funds
Large Cap Growth
Mid/Small Cap Growth
Dividend Growth
Global
EAFE+
Pacific Basin/Developing Markets
Taxable
Tax-Exempt
Domestic Growth Equity
International Growth Equity
Fixed Income

Sit Investment Associates Group

Global Investment Managers

Specializing In Growth Equity Portfolios And Fixed Income

Our Mission Statement

The firm is dedicated to a single purpose: to be one of the premier investment management firms in the United States.

Background

1981

- Sit Investment Associates founded in Minneapolis by Eugene C. Sit
- Sit Mutual Funds formed
- Sit Investment Associates is one of the largest minority-owned advisory firms in the U.S.

1984

- Sit Fixed Income division formed to manage taxable and tax-exempt fixed income portfolios

1989

- Sit International division formed to manage international and global portfolios

1994

- Small capitalization domestic growth product introduced

1999

- Commingled funds introduced

2004

- Dividend growth product introduced

Total Assets Under Management

As of March 31, 2007: $6.9 Billion

- Equity $2.1 Billion
- Fixed Income $4.8 Billion
- Institutional Separate Accounts $5.5 Billion
- Sit Mutual Funds $1.4 Billion

Investment Management & Research

Organization Chart

Eugene C. Sit
Peter L. Mitchelson
Roger J. Sit

Global Equity Management

Eugene C. Sit
Peter L. Mitchelson
Roger J. Sit
Ronald D. Sit
Kent L. Johnson
Robert W. Sit
David A. Brown
John M. Bernstein
Matthew T. Loucks
Mark A. Pepper

Michael J. Stellmacher
Douglas A. Mikkonen
Raymond E. Sit
Janet K. Kinzler
Tasha M. Murdoff
Jun Xia
Lori C. Hanson
Stacey M. Curme
Bradley W. Meyer
Dawn M. Frandrup

Fixed Income Management

Michael C. Brilley
Debra A. Sit
Bryce A. Doty
Paul J. Jungquist
Mark H. Book
Andrew T. Clark
Christopher M. Rasmussen
Skyler R. Weinand
Eric T. Nelmark
Todd S. Emerson
Marci A. Lorge
Brian R. Gilbert
Brendan J. O'Sullivan

Biographies of Key People

Eugene C. Sit, CFA

Responsibilities:	**Chairman, CEO and Global Chief Investment Officer**	
Professional Experience:	1981-Present	Sit Investment Associates, Inc.
	1976-1981	IDS Advisory, President and CIO
	1968-1976	IDS Mutual Funds, Portfolio Manager
	1960-1968	Commonwealth Edison, Financial Assistant
Education:	DePaul University, BSC Accounting (1960)	
	Certified Public Accountant	
Investment Experience:	44 Years	
Age:	68	
E-mail:	ecs@sitinvest.com	

Peter L. Mitchelson, CFA

Responsibilities:	**Vice Chairman and Chief Strategist**	
Professional Experience:	1981-Present	Sit Investment Associates, Inc.
	1978-1981	IDS Advisory Senior Vice President
	1968-1978	McLean, Budden Limited, Montreal
Education:	Harvard University, Harvard Business School, MBA (1966)	
	University of Toronto, BComm (1964)	
Investment Experience:	39 Years	
Age:	65	
E-mail:	plm@sitinvest.com	

Roger J. Sit

Responsibilities:	**President and Deputy Chief Investment Officer**	
Professional Experience:	1998-Present	Sit Investment Associates, Inc.
	1991-1998	Goldman Sachs & Co. Vice President, Senior Equity Research Analyst
	1984-1990	Captain, United States Air Force
Education:	Harvard University, Harvard Business School, MBA (1991)	
	University of Southern California, MS Systems Technology (1987)	
	United States Air Force Academy, BS (1984)	
Investment Experience:	16 Years	
Age:	45	
E-mail:	rjs@sitinvest.com	

Research Responsibilities

Total Years Investment Experience 230 years
Average Years Investment Experience exceeds 14 years

Roger J. Sit
Director of Global Research and Investment Management

Eugene C. Sit, CFA
- Investment Strategy
  - Economics
  - Fixed Income
  - Washington
  - International
  - Global Equities
  - Domestic Equities
  - International Equities
- Generalist
  - Small/Medium Sized Growth Companies

Peter L. Mitchelson, CFA
- Economic Analysis
- Investment Strategy
  - Global Equities
  - Group Evaluations
  - Washington
  - Healthcare

Ronald D. Sit, CFA
- Retail
  - Gen. & Specialty Merchandising
- Consumer Services
  - Distribution Companies
  - Leisure & Publishing
  - Restaurant & Lodging
- Consumer Products
  - Apparel
  - Appliances & Furniture
  - Beverages & Food
- Economic Analysis

Kent L. Johnson, CFA
- Financial
  - Asset Managers/Brokers
  - GSE/Mortgage Finance
  - Insurance - Specialty
- Consumer
  - Autos & Related
  - Education
- Capital Goods/Defense
- Transportation
- Dir. Quant. & Portfolio Research
  - Earnings/Portfolio Construction
- Environmental Control

Robert W. Sit, CFA
- Technology
  - Software - All
  - Electronics Distributors
  - Information Services
  - Networking
  - Software Platforms & Appl.
  - Telecom Equipment
- Energy

John M. Bernstein
- Financial
  - Banks, S & L's
  - Consumer Finance
  - GSEs

Matthew T. Loucks, CFA
- Healthcare
  - Biotech & Medical Devices
  - Medical Technology
  - Pharmaceuticals

Mark A. Pepper
- Technology
  - Semiconductors
  - Semi Capital Equipment
  - Electronics and Components
- Healthcare
  - Healthcare Information Svcs
  - Healthcare Services

Michael J. Stellmacher, CFA
- Energy
  - Exploration & Production
  - Oil Services
- Telecommunications
  - Wireline Services
  - Wireless Services
- Electric Power Generation
- Commodity Cyclicals

Douglas A. Mikkonen, CFA
- Technology
  - Computer Systems
  - Contract Manufacturing
  - Internet Services
  - Storage Hardware
- Generalist
  - Small/Medium Sized Growth Companies

David A. Brown, CFA
- Accounting & Corp. Governance
- Consumer Services
  - Entertainment
  - Media
- Consumer
  - Gaming
  - Housing & Related
  - Recreational Products

Stacey M. Currie
- Equity Trading
- Generalist
  - Minnesota Based Growth Companies

Lori C. Hanson
- Quantitative & Portfolio Research
  - Valuation Analysis
  - Earnings Analysis
  - Screening/Modeling
  - Quantitative Sell Discipline
  - Technical Research
- Consumer

Bradley W. Meyer
- Equity Trading
  - Valuation Analysis
  - Earnings Analysis
  - Screening/Modeling
  - Quantitative Sell Discipline
  - Technical Research

Dawn M. Brandrup
- Quantitative & Portfolio Research
  - Valuation Analysis
  - Earnings Analysis
  - Screening/Modeling
  - Quantitative Sell Discipline
  - Technical Research

Int'l Geographic Specialists
SIT INTERNATIONAL PORTFOLIO MANAGERS/ANALYSTS (5)

International Geographic Research Responsibilities

Global Director of Research

Roger J. Sit

Europe

Roger J. Sit

Janet K. Kinzler

Tasha M. Murdoff

Asia

Roger J. Sit – Japan

Raymond E. Sit - Asia

Jun Xia - Greater China

Canada

Janet K. Kinzler

Tasha M. Murdoff

Emerging Markets

Raymond E. Sit

Tasha M. Murdoff

Investment Strategy

Eugene C. Sit

Roger J. Sit

Raymond E. Sit

Janet K. Kinzler

Tasha M. Murdoff

Global Industry Specialists

Sit Investment Industry Analysts (15)

Quantitative

Tasha M. Murdoff

Representative Client List
March 2007

Growth Equity	Fixed Income
ConAgra Inc. Benefit Plan	Indiana State Police
Denver Employees' Retirement Plan	LSI Logic Corporation
Los Angeles City ERS	Mayo Foundation
Close TEAMS	MLM – The Lawyers Company
	Safety National Insurance

This list of clients was selected at random and not by performance based criteria. It is not known whether the listed clients approve or disapprove of the advisory services provided by Sit Investment Associates, Inc. and its affiliates.

Corporate Values and Goals
Established with the Founding of the Firm in 1981

Our Corporate Values

- To operate under the highest ethical and professional standards.
- To put our clients first in everything we do. We realize that the success of our clients results in our success.
- To maintain our uncompromising commitment and adherence to our investment philosophy and style, while continually seeking ways to enhance our successful investment process.
- To always work hard for our clients, expending the effort they deserve in all aspects of the investment management and client reporting process.

Our Corporate Goals

- To provide superior investment management products for discriminating investors.
- To act as a "true extension" of the client's own operations, providing highly individualized services in an increasingly challenging investment environment.
- To control effectively our own destiny, avoiding imposed pressures for "growth," thereby allowing us to provide the services we believe our clients require and deserve.
- To have fun, on a partnership basis, with our clients.

II. Investment Philosophy and Decision-Making Process

Sit Investment Associates' investment philosophy targets growth-oriented opportunities. Generally, we look to invest in companies with the potential to increase earnings at a faster rate than the representative economy and market index.

- We believe that earnings growth is the primary determinant of superior long-term returns.
- We are opportunistic investors; we believe in high and consistent growth companies as well as conservative and cyclical growth companies.
- We manage our portfolios on an active basis, concentrating our investments in the best growth opportunities at the most reasonable valuation levels.

TOP-DOWN ANALYSIS
(Investment Committee)

- Macro Variables
- Market Valuation

- Secular Trends
- Political Environment
- Economic Outlook
- Fiscal and Monetary Policy
- Sentiment

↓

PORTFOLIO DECISIONS
(Investment Team)

- Regional and Country Allocation
- Industry & Sector Allocation
- Stock Selection

↑

BOTTOM-UP ANALYSIS
(Portfolio Managers / Research Analysts)

- Fundamental Company & Industry Research
- Quantitative Valuation
- Specific Stock Recommendations

Sit Investment Associates
Communications Flow

Daily Communication

Discuss short-term developments

Earnings announcements

Latest current events

Weekly Communication

Review all equity portfolios

Sector and security weightings

Quantitative analysis

Attribution analysis

Buys/sells and changes to portfolios

Monthly/Quarterly Communication

Formulate investment outlook and strategy

Review market trends and leadership

Investment policy paper

Growth Equity Investing
Industry/Sector Allocation

- Our investment philosophy identifies and focuses on investments in industries and sectors with above-average and sustainable growth prospects;

- Since we believe that earnings growth will lead to higher stock prices, we concentrate on companies with strong long-term growth prospects;

- We also focus on secular forces in the global economy and their impact on investment opportunities over the intermediate term (including such issues as globalization, energy supply and demand variables and impacts of a lower US Dollar).

- Finally, we work to identify and focus on secular forces that have long-term investment significance for growth-oriented investors. Current examples include:
  - Demographics/Consumer Trends;
  - Savings & Investment;
  - Information Requirements;
  - Consolidation; and
  - Outsourcing

Fundamental Research Process
Stock Selection

- We invest in industry sectors and companies with high earnings per share and revenue growth purchased at reasonable valuation in relation to industry peers, historic levels, and earnings growth rates
- We concentrate our fundamental research efforts on the most promising growth companies with strong fundamentals and companies having the following attributes:
  - World-class or regionally dominant
  - New and/or distinctive products or services
  - Innovative and responsive to change
- Investment holdings generally reflect the following investment characteristics:
  - High ROE's; high growth rates (projected & historical); higher relative P/E ratios; strong balance sheets; and lower dividend yields
- Significant databases and quantitative tools (earnings revision models) are used to identify and evaluate opportunities

Domestic Sell Disciplines
Based on Experience and Judgment

Company Specific

- Fundamentals change/earnings disappoint
- Quantitative models indicate deteriorating earnings trends
- Trimming holdings based on appreciation (profit taking)

Strategic

- Rotating sector emphasis based on earnings outlook (e.g., selling a sector with the weakest outlook and buying sector with the most positive outlook).
- Raising cash to become defensive

Decision-Making/Portfolio Construction

Team Management Approach With Active Leadership From Senior Investment Professionals	Senior professionals determine investment strategy and sector emphasis. Research analysts prepare conclusion-oriented research reports and provide key input on stock selection.
Use of Model Portfolios	Client accounts hold same securities/weightings as permitted by restrictions.
Number of Names/Security Weightings	70 to 90 names - 3 separate tier weightings ranging from 1% to 5%
Maximum Investment In Any One Security	5% of portfolio
Maximum Exposure to a Single Industry Sector	Approximately 1 ½ - 2 times the benchmark for larger sectors. Smaller sectors could be larger.
Minimum Exposure to a Single Industry Sector	0%
Cash Holdings	0% to 10% (as permitted by restrictions)

Growth Equity Products Are Managed Using the Same Investment Team Philosophy, Discipline and Process

March 31, 2007

	Large Cap Growth	Mid Cap Growth	Small Cap Growth	Dividend Growth
Screening Criteria	Earnings Growth Greater than 10-12%	Earnings Growth Greater than 12-15%	Earnings Growth Greater than 15-20%	Earnings Growth of 8-10% and Dividend Yield 100 bp > S&P 500
Weighted Average Market Capitalization	$77.2 billion	$12.6 billion	$3.3 billion	$76.6 billion
Median Market Capitalization	$40.4 billion	$8.9 billion	$1.9 billion	$23.9 billion
5-Year Projected EPS Growth Rates	14.4%	17.0%	16.1%	11.0%
Valuation on 2007 P/E Ratio	18.1x	21.0x	20.2x	15.9x
Dividend Yield	1.4%	0.6%	0.3%	2.6%
Number of Equity Holdings	82	83	97	86
Portfolio Turnover (YTD)	6.4%	14.5%	20.3%	12.7%
Assets Under Management	$1.3 billion	$211 million	$395 million	$66 million

Market Value of Domestic Growth Oriented

Equity Assets Under Management* ($000)

March 31, 2007

	LARGE CAP GROWTH	MEDIUM CAP GROWTH	SMALL CAP GROWTH	TOTAL
TAX EXEMPT				
Employee Benefit	$546,896	$0	$262,973	$809,868
Endowment	57,243	0	N/A	$57,243
Other	170,253	18,304	20,659	209,216
TAX EXEMPT TOTAL	$774,391	$18,304	$283,632	$1,076,327
TAXABLE	312,786	0	12,449	325,235
MUTUAL FUNDS	165,322	192,412	98,752	456,486
TOTAL BY STYLE	$1,252,498	$210,716	$394,833	$1,858,047

* Includes mid/small cap accounts and the Sit Science and Tech Fund

Sit Investment Management Decision-Making Responsibilities

Equity Investment Management Group

Eugene C. Sit*
Peter L. Mitchelson
Roger J. Sit

Client Guidelines & Compliance	Investment Policy & Strategy	Fundamental Industry & Company Research	Portfolio/ Sector & **Quantitative Analysis**	**Portfolio** Management & Implementation	Equity **Trading**	Client Reporting & **Servicing**
• Client Portfolio Guidelines	• Asset Allocation • Regional Allocation • Country Allocation	• Stock and Industry Recommendations	• Quantitative Screens • Sector and Risk Analysis • Technical Analysis	• Portfolio Construction • Portfolio Implementation	• Trading and Brokerage Relationship	• Client Servicing and Marketing
Eugene C. Sit* Peter L. Mitchelson* Roger J. Sit* Lori C. Hanson Tasha M. Murdoff	Eugene C. Sit* Peter L. Mitchelson* Roger J. Sit* Ronald D. Sit Janet K. Kinzler	Roger J. Sit* Eugene C. Sit Peter L. Mitchelson Ronald D. Sit Robert W. Sit Kent L. Johnson David A. Brown John M. Bernstein Matthew T. Loucks Mark A. Pepper Michael J. Stellmacher Douglas A. Mikkonen Janet K. Kinzler Tasha M. Murdoff Raymond E. Sit Jun Xia	Kent L. Johnson* Lori C. Hanson Tasha M. Murdoff Dawn M. Frandrup	Eugene C. Sit* Roger J. Sit* Peter L. Mitchelson Kent L. Johnson Janet K. Kinzler Tasha M. Murdoff Raymond E. Sit	Stacey M. Curme Bradley W. Meyer	Eugene C. Sit* Peter L. Mitchelson* Roger J. Sit* David A. Brown Kent L. Johnson John M. Bernstein Tasha M. Murdoff

* Team Leaders

III. Risk Management Process

Portfolio Risk Management Procedures

Market Level:

- Overall *market valuations* are monitored, with a focus on valuations relative to interest rates, the corporate earnings outlook, and historical norms.
- *Macroecomomic issues* are discussed in monthly strategy meetings where various economic and political issues and their potential impact on the portfolio are discussed. Weekly investment meetings are held where various business trends and changes and their potential impact on the portfolio are discussed.

Portfolio Level:

- *Sector weightings* are reviewed on a weekly basis. If the industry sector is small, the limits could range from 0 to several times the benchmark, while larger categories will range from 50% of the benchmark to 1 ½-2 times the benchmark.
- *Industry weightings* are reviewed to monitor exposures and to identify "bets" that may not be apparent in sector weighting analysis.
- *Sector correlations* are reviewed periodically to assess potential diversification benefits of sector weightings, thereby reducing risk.
- *Cash/equity allocation*, within specified client guidelines, are monitored continuously.
- A *model portfolio* is used at the portfolio level to monitor sector weighting decisions and ensure consistency of client results across similar mandates.
- *Performance attribution* reports are used to measure the impact and potential risks associated with active bets in individual securities and sectors.

Security Level:

- *Individual stock weightings* are monitored. Except in rare occasions, we will not own more than a 5% position in an individual security. Individual stocks are divided into three tier groups, with specific weights determined by liquidity, risk/reward opportunity, and fundamental outlook.
- *Valuations* are regularly reviewed in weekly meetings. Relative valuations are emphasized based on growth rates, peer groups, historical averages, and the broad market.
- Since a key to sustained outperformance is avoiding earnings disappointments, *earnings risk* is regularly reviewed by studying trends in earnings revisions and sales. We have developed a proprietary earnings revision model that serves to summarize revision activity into a single "decile score."

Quantitative Risk Measurements:

- In terms of *historical performance*, we review internally-generated reports along with reports provided using Frank Russell Company software to monitor the relative returns and risk characteristics (i.e., beta, tracking error, standard deviation).
- In addition to portfolio level valuations, we use a *multi-factor predictive beta* provided by Northfield Information Services, Inc. to measure systematic risk of the portfolio, as well as a more detailed analysis of non-systematic exposures.

Equity Investment Management

Enhancing the Investment Process

Resource Allocation:

- Dedicating more resources to accounting and corporate governance issues and their effects on stock selection.

Reducing Portfolio Impact from Accounting and Corporate Frauds:

- Immediate sale of half the investment position in any company involved in allegations of fraud, etc.
- Assign teams of senior equity specialists to evaluate key issues for further portfolio action.

Improving Stock Selection Productivity:

- Increased Research Focus:
  - Fundamental changes
  - Revenues
  - Margins
  - Earnings
  - Cash Flows
- Increased Diversification of Portfolio Holdings:
  - Limit position size
  - Slightly increasing number of portfolio names
  - Reduce tracking error

Researching Equity Risk Models:

- Detailed analysis of Northfield Information Services' U.S. Fundamental Risk Model.

Quantitative Reports and Analysis

Market/Benchmark Studies	Portfolio Analysis	Sell Candidates	Stock Analysis/Idea Generation
Market/Sector performance in selected economic conditions	Performance Attribution - Evaluates impact of active bets vs benchmark	Multi-Factor Model - Enhancing portfolio through sale of weaker ranked stocks	Multi-Factor Model - Combo of valuation, balance sheet, and momentum factors
Attributions by Quantitative Factors- Identifies themes driving market	Analyst Recommended Stock Portfolio - Analyst rank for PM use	Earnings revision and relative strength trend analysis	Top performing industry groups of past week
S&P 500 Bottom-up estimate of earnings by sector	Active Bets Download- Monitors sector, industry and stock bets	Earnings and sales expectation analysis	Screen for Positive EPS Surprises- Stocks exceeding analyst estimates
Macro Studies- Historical comparisons w/ current environment	Quantitative Summary Report- Measures SIA portfolios by quant factors	Technical Analysis - Screen for overbought/oversold opportunities	Top 5 Screen - Earnings revision-based screen
Benchmark Profiles - Analysis of benchmark's statistical attributes	Historical Earnings Estimate Report- Tracks changes in estimates	Identification of increased short interest and insider activity	Portfolio 457 - Quantitative-based "GARP" model portfolio
Growth/Value valuation/performance studies	Portfolio analysis by macro theme (accelerating GDP, falling rates, etc.)	Industry rank by earnings / relative strength model	Screen for significant benchmark weights and attributes
	Northfield Risk Model - Profiles risk characteristics of SIA holdings		Fundamentals & Valuations- thorough statistical analysis of companies

IV. Large Cap Growth Fund

Please refer to disclosure on title page.
The following performance data quoted represents past performance. Past performance does not guarantee future results. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance may be lower or higher than the performance data quoted. Performance data current to the most recent month-end can be obtained at www.sitfunds.com or 800-332-5580.

Large Cap Growth Investment Universe

March 31, 2007

SCREEN #1 Market Cap > $10.0B	# OF COMPANIES	SECTOR WEIGHT	SCREEN #2 IBES Long Term EPS Growth > 10% or '06 -'07 and '07 -'08 EPS Growth > 10%	# OF COMPANIES	SECTOR WEIGHT	S&P 500 WEIGHT	Russell 1000 Growth WEIGHT	Sit Large Cap Growth Fund WEIGHT
Non-Energy Minerals	15	4.0	Non-Energy Minerals	8	2.9	1.3	1.1	0.9
Producer Manufacturing	26	7.0	Producer Manufacturing	26	9.3	8.6	10.3	9.4
Electronic Technology	28	7.5	**Electronic Technology**	**26**	**9.3**	**8.8**	**15.1**	**11.8**
Consumer Durables	9	2.4	Consumer Durables	6	2.2	1.5	1.5	0.0
Energy Minerals	23	6.2	Energy Minerals	12	4.3	8.0	1.6	8.2
Process Industries	12	3.2	Process Industries	9	3.2	2.3	2.1	3.0
Health Technology	26	7.0	**Health Technology**	**22**	**7.9**	**9.5**	**13.2**	**11.7**
Consumer Non-Durables	22	5.9	Consumer Non-Durables	8	2.9	7.4	7.2	4.4
Industrial Services	17	4.6	Industrial Services	15	5.4	2.4	3.0	3.7
Commercial Services	7	1.9	Commercial Services	7	2.5	1.2	2.4	0.5
Technology Services	14	3.8	**Technology Services**	**14**	**5.0**	**5.4**	**9.8**	**7.8**
Health Services	9	2.4	Health Services	9	3.2	2.6	3.9	2.2
Consumer Services	27	7.3	Consumer Services	23	8.2	5.0	5.4	7.0
Retail Trade	24	6.5	Retail Trade	23	8.2	5.6	9.9	5.8
Transportation	8	2.2	Transportation	8	2.9	1.7	2.6	1.6
Utilities	21	5.6	Utilities	6	2.2	3.7	1.5	1.8
Finance	75	20.2	Finance	53	19.0	21.3	8.3	16.6
Communications	9	2.4	Communications	4	1.4	3.7	0.9	3.8
TOTAL	**372**	**100.0**	**TOTAL**	**279**	**100.0**	**100.0**	**100.0**	**100.0**

Source: FactSet Research and Sit Investment Associates

Rotation of Major Industry Weights Over Time

Sit Large Cap Growth

PORTFOLIO WEIGHTINGS	12/03	03/04	06/04	09/04	12/04	03/05	06/05	09/05	12/05	03/06	06/06	09/06	12/06	03/07
NON-ENERGY MINERALS	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.8%	1.4%	1.5%	1.4%	1.7%	0.9%
PRODUCER MANUFACTURING	7.7	8.3	9.0	8.1	8.5	9.7	8.4	8.8	8.3	10.3	11.2	10.2	9.9	9.4
ELECTRONIC TECHNOLOGY	16.6	16.5	15.4	13.5	13.3	12.8	13.2	12.5	11.3	11.8	11.4	11.7	11.3	11.8
CONSUMER DURABLES	1.8	1.0	1.4	1.1	0.5	0.5	0.5	1.0	0.4	0.0	0.0	0.0	0.0	0.0
ENERGY MINERALS	4.8	6.3	7.1	8.7	8.4	10.0	9.9	11.8	10.5	10.7	11.8	9.4	8.2	8.2
PROCESS INDUSTRIES	0.0	0.0	0.0	0.0	0.0	1.0	1.3	1.4	1.4	2.6	2.1	2.2	2.3	3.0
HEALTH TECHNOLOGY	16.0	16.1	15.4	15.9	14.9	13.2	13.9	14.7	15.6	13.1	12.5	12.6	11.1	11.7
CONSUMER NON-DURABLES	4.1	4.5	4.6	5.2	4.9	5.3	4.5	4.6	3.6	3.2	3.3	4.7	4.5	4.4
INDUSTRIAL SERVICES	1.2	1.4	1.4	1.5	1.9	2.0	3.5	3.8	4.5	4.8	5.0	4.0	4.2	3.7
COMMERCIAL SERVICES	2.1	0.9	0.9	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.5
TECHNOLOGY SERVICES	11.1	10.2	11.4	10.8	10.4	9.0	8.5	8.2	7.9	8.3	7.8	7.7	8.8	7.8
HEALTH SERVICES	2.1	2.4	2.3	2.8	2.6	3.0	4.2	3.9	3.1	2.8	2.3	2.5	2.2	2.2
CONSUMER SERVICES	6.0	5.2	6.2	6.9	8.2	7.7	7.3	5.1	5.4	5.1	5.4	5.3	6.0	7.0
RETAIL TRADE	8.1	7.9	8.5	8.2	7.8	7.6	7.7	6.4	6.8	5.8	5.4	6.6	6.4	5.8
TRANSPORTATION	0.8	1.1	1.1	2.3	3.1	2.8	2.3	2.8	2.8	3.3	3.1	2.1	2.1	1.6
UTILITIES	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.6	1.0	1.4	1.3	1.4	1.6	1.8
FINANCE	13.4	13.7	11.6	12.0	12.2	12.1	11.2	10.7	13.3	13.2	13.1	15.6	16.2	16.6
COMMUNICATIONS	4.2	4.5	4.0	3.1	3.3	3.4	3.6	3.7	3.3	2.3	2.7	2.7	3.8	3.8
	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

S&P 500 WEIGHTING	12/03	03/04	06/04	09/04	12/04	03/05	06/05	09/05	12/05	03/06	06/06	09/06	12/06	03/07
NON-ENERGY MINERALS	1.1%	1.1%	1.0%	1.2%	1.1%	1.1%	1.0%	1.1%	1.2%	1.2%	1.2%	1.1%	1.2%	1.3%
PRODUCER MANUFACTURING	8.4	8.3	8.9	9.1	9.2	9.3	8.9	8.7	8.9	8.9	8.9	8.6	8.5	8.6
ELECTRONIC TECHNOLOGY	11.3	11.0	10.7	9.4	9.9	9.5	9.7	10.0	9.9	9.9	9.1	9.4	9.3	8.8
CONSUMER DURABLES	1.8	1.8	1.8	1.8	1.8	1.7	1.7	1.7	1.6	1.7	1.5	1.5	1.5	1.5
ENERGY MINERALS		5.1	5.5	6.2	5.9	7.3	7.3	8.2	7.4	7.5	7.8	7.4	7.8	8.0
PROCESS INDUSTRIES	2.2	2.1	2.2	2.2	2.3	2.4	2.2	2.0	2.1	2.2	2.2	2.2	2.2	2.3
HEALTH TECHNOLOGY	11.6	11.1	11.3	11.0	10.4	10.3	10.6	10.2	10.1	9.9	9.5	10.0	9.5	9.5
CONSUMER NON-DURABLES	7.8	8.0	8.0	7.7	7.7	7.9	7.6	7.8	7.5	7.1	7.3	7.4	7.3	7.4
INDUSTRIAL SERVICES	1.2	1.3	1.3	1.4	1.4	1.6	1.8	2.1	2.2	2.5	2.6	2.2	2.3	2.4
COMMERCIAL SERVICES	1.2	1.2	1.2	1.1	1.2	1.2	1.1	1.1	1.2	1.3	1.2	1.2	1.3	1.2
TECHNOLOGY SERVICES	6.0	5.6	6.1	6.0	5.9	5.4	5.2	5.1	4.9	4.8	5.2	5.3	5.5	5.4
HEALTH SERVICES	1.8	1.9	2.1	2.0	2.3	2.5	2.8	2.9	3.1	3.1	2.8	2.8	2.5	2.6
CONSUMER SERVICES	5.4	5.2	5.1	4.9	5.2	5.5	5.2	5.0	4.8	4.7	5.0	4.7	4.9	5.0
RETAIL TRADE	7.1	7.3	7.0	7.1	7.1	6.9	6.6	6.1	6.0	6.0	5.9	5.6	5.4	5.6
TRANSPORTATION	1.6	1.5	1.6	1.6	1.8	1.7	1.5	1.6	1.8	1.9	2.0	1.7	1.7	1.7
UTILITIES	2.6	2.7	2.6	2.9	3.0	3.1	3.4	3.6	3.3	3.2	3.4	3.4	3.5	3.7
FINANCE	20.5	21.2	20.2	20.5	20.5	19.6	20.2	19.6	21.0	20.8	21.2	21.9	22.1	21.3
COMMUNICATIONS	3.4	3.5	3.4	3.7	3.3	3.1	3.2	3.1	3.0	3.3	3.3	3.5	3.5	3.7
	95.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Please refer to the general disclosure cited on the title page. Please refer to the performance data disclosure cited on p. 27.

Industry Sector Portfolio Evaluation

Sit Large Cap Growth

March 31, 2007

NON-ENERGY MINERALS	$000	% EQUITY
ALLEGHENY TECHNOLOGIES INC	966	0.9
		0.9

PRODUCER MANUFACTURING	$000	% EQUITY
GENERAL ELECTRIC CO	2,680	2.6
BOEING CO	1,689	1.6
GENERAL DYNAMICS CORP	1,268	1.2
UNITED TECHNOLOGIES CORP	1,190	1.1
EMERSON ELECTRIC CO	1,064	1.0
ITT CORPORATION	875	0.8
CATERPILLAR INC	583	0.6
PRECISION CASTPARTS CORP	437	0.4
		9.4

ELECTRONIC TECHNOLOGY	$000	% EQUITY
CISCO SYSTEMS INC	2,665	2.6
QUALCOMM INC	1,741	1.7
HEWLETT-PACKARD CO	1,437	1.4
NOKIA CORP ADR	1,339	1.3
ANALOG DEVICES	1,269	1.2
EMC CORP MASS	1,060	1.0
INTEL CORP	951	0.9
APPLE COMPUTER INC	855	0.8
MOTOROLA INC	530	0.5
TEXAS INSTRUMENTS INC	400	0.4
		11.8

ENERGY MINERALS	$000	% EQUITY
XTO ENERGY INC	1,884	1.8
OCCIDENTAL PETROLEUM CORP	1,578	1.5
SOUTHWESTERN ENERGY CO	1,311	1.3
VALERO ENERGY CORP	1,283	1.2
MURPHY OIL CORP	945	0.9
SUNCOR ENERGY INC	893	0.9
ULTRA PETROLEUM CORP	590	0.6
		8.2

PROCESS INDUSTRIES	$000	% EQUITY
MONSANTO CO	1,951	1.9
AIR PRODUCTS & CHEMICALS INC	1,117	1.1
		3.0

HEALTH TECHNOLOGY	$000	% EQUITY
GENENTECH INC	2,669	2.6
CELGENE CORP	1,563	1.5
GILEAD SCIENCES INC	1,518	1.5
ABBOTT LABORATORIES	1,468	1.4
JOHNSON & JOHNSON	1,311	1.3
THERMO FISHER SCIENTIFIC INC	1,117	1.1
PFIZER INC	1,067	1.0
AMGEN INC	872	0.8
ZIMMER HLDGS INC	589	0.6
		11.7

CONSUMER NON-DURABLES	$000	% EQUITY
PEPSICO INC	2,028	1.9
PROCTER & GAMBLE CO	1,415	1.4
COLGATE PALMOLIVE CO	1,125	1.1
		4.4

INDUSTRIAL SERVICES	$000	% EQUITY
SCHLUMBERGER LTD	2,239	2.2
NOBLE CORPORATION	1,204	1.2
MCDERMOTT INTL INC	407	0.4
		3.7

COMMERCIAL SERVICES	$000	% EQUITY
MCGRAW-HILL COMPANIES INC	560	0.5
		0.5

TECHNOLOGY SERVICES	$000	% EQUITY
MICROSOFT CORP	2,143	2.1
GOOGLE INC	1,787	1.7
AUTOMATIC DATA PROCESSING	1,045	1.0
ADOBE SYSTEMS INC	897	0.9
WESTERN UNION CO	707	0.7
FIRST DATA CORP	586	0.6
SAP AKTIENGESELLSCHAFT ADR	580	0.6
ORACLE CORP	399	0.4
		7.8

HEALTH SERVICES	$000	% EQUITY
UNITEDHEALTH GROUP INC	1,202	1.2
WELLPOINT HEALTH NETWORK	1,054	1.0
		2.2

CONSUMER SERVICES	$000	% EQUITY
COMCAST CORP	2,371	2.3
HARRAHS ENTERTAINMENT INC	1,689	1.6
MARRIOTT INTL INC	1,430	1.4
NEWS CORP LTD CL A	846	0.8
STARBUCKS CORP	536	0.5
INTL GAME TECHNOLOGY	363	0.3
		7.0

RETAIL TRADE	$000	% EQUITY
TARGET CORP	1,973	1.9
CVS/CAREMARK CORPORATION	1,833	1.8
PENNEY J C INC	1,126	1.1
LOWES COS INC	561	0.5
BEST BUY CO INC	551	0.5
		5.8

TRANSPORTATION	$000	% EQUITY
BURLINGTON NORTHERN SANTA FE	1,190	1.1
UTI WORLDWIDE INC	462	0.4
		1.6

UTILITIES	$000	% EQUITY
EQUITABLE RESOURCES INC	1,836	1.8
		1.8

FINANCE	$000	% EQUITY
CITIGROUP INC	2,413	2.3
FRANKLIN RESOURCES INC	2,344	2.3
AMERICAN INTERNATIONAL GROUP	2,209	2.1
JPMORGAN CHASE & CO	1,780	1.7
GOLDMAN SACHS GROUP INC	1,674	1.6
MELLON FINL CORP	1,609	1.5
WELLS FARGO & CO	1,522	1.5
PRUDENTIAL FINANCIAL INC	1,164	1.1
AMERICAN EXPRESS CO	1,077	1.0
MERRILL LYNCH & CO INC	947	0.9
CHICAGO MERC EXCH HOLDINGS	532	0.5
		16.6

COMMUNICATIONS	$000	% EQUITY
CROWN CASTLE INTL CORP	1,998	1.9
NII HOLDINGS INC	1,024	1.0
VODAFONE GROUP ADR	954	0.9
		3.8

Please refer to the general disclosure cited on the title page. Please refer to the performance data disclosure cited on p. 27.

Portfolio Market Capitalization Summary

Sit Large Cap Growth

March 31, 2007

ISSUE DESCRIPTION	SHARES	COST	LAST	%EQ	MKT CAP
GENERAL ELECTRIC CO	73,800	43.317	35.360	3.1	363,610
MICROSOFT CORP	71,900	31.391	27.870	2.1	273,913
CITIGROUP INC	47,000	43.983	51.340	2.3	254,030
PROCTER & GAMBLE CO	33,400	41.319	63.160	1.4	199,394
PFIZER INC	43,335	31.733	25.260	1.0	178,761
AMERICAN INTERNATIONAL GROUP	33,883	70.333	67.220	2.1	174,878
JOHNSON & JOHNSON	21,750	59.773	60.260	1.2	174,451
JPMORGAN CHASE & CO	31,800	40.313	48.380	1.7	168,041
CISCO SYSTEMS INC	104,400	15.539	25.530	3.1	154,303
VODAFONE GROUP ADR	35,333	27.819	26.860	0.9	141,937
WELLS FARGO & CO	44,300	17.391	34.430	1.5	116,031
INTEL CORP	49,700	40.705	19.130	0.9	110,104
HEWLETT-PACKARD CO	35,800	37.731	40.140	1.4	107,433
GOOGLE INC	3,900	333.008	458.160	1.7	105,431
PEPSICO INC	31,900	48.473	63.560	1.9	103,987
NOKIA CORP ADR	58,400	21.310	22.920	1.3	93,858
ORACLE CORP	23,000	17.311	18.130	0.4	93,304
GOLDMAN SACHS GROUP INC	8,100	101.405	206.630	1.8	90,566
GENENTECH INC	33,300	66.631	82.130	3.1	86,480
ABBOTT LABORATORIES	31,300	48.151	55.800	1.4	86,104
SCHLUMBERGER LTD	33,400	31.354	69.100	2.3	81,438
APPLE COMPUTER INC	9,300	79.165	92.910	0.8	80,077
MERRILL LYNCH & CO INC	11,100	90.130	81.670	0.9	71,885
UNITEDHEALTH GROUP INC	23,700	31.638	52.970	1.2	71,738
QUALCOMM INC	40,800	33.094	42.660	1.7	70,117
BOEING CO	19,000	72.867	88.910	1.1	70,160
AMERICAN EXPRESS CO	19,100	30.669	56.400	1.0	66,919
AMGEN INC	15,100	48.137	55.880	0.8	65,218
UNITED TECHNOLOGIES CORP	18,300	53.043	65.000	1.1	64,651
SAP AKTIENGESELLSCHAFT ADR	13,000	40.630	44.650	0.6	56,591
COMCAST CORP	91,250	25.278	25.950	2.3	53,168
CVS/CAREMARK CORPORATION	53,700	30.620	34.140	1.8	52,619
TARGET CORP	33,300	31.483	59.260	1.9	50,879
NEWS CORP LTD CL A	31,100	17.935	23.120	0.8	50,415
WELLPOINT HEALTH NETWORK	13,000	68.747	81.100	1.0	49,668
LOWES COS INC	17,800	27.534	31.490	0.5	47,953
TEXAS INSTRUMENTS INC	13,300	32.514	30.100	0.4	43,379
CATERPILLAR INC	8,700	40.100	67.030	0.6	43,389
OCCIDENTAL PETROLEUM CORP	23,000	19.411	49.310	1.5	42,975
PRUDENTIAL FINANCIAL INC	13,900	54.510	90.260	1.1	42,241
MOTOROLA INC	30,000	22.080	17.670	0.5	42,151
VALERO ENERGY CORP	19,900	30.309	64.490	1.2	38,198
GILEAD SCIENCES INC	19,800	37.744	76.650	1.5	35,651
SUNCOR ENERGY INC	11,700	35.414	76.350	0.9	35,139
EMERSON ELECTRIC CO	24,700	40.817	43.090	1.0	34,381
COLGATE-PALMOLIVE CO	16,850	59.034	66.790	1.1	34,391
GENERAL DYNAMICS CORP	16,100	63.930	76.400	1.2	30,901
FRANKLIN RESOURCES INC	19,400	65.708	120.830	2.3	30,649
MONSANTO CO	25,300	45.401	54.960	1.9	29,871
E M C CORP MASS	71,300	13.649	13.850	1.0	29,073
BURLINGTON NORTHERN SANTA FE	14,800	38.930	80.430	1.1	28,823
AUTOMATIC DATA PROCESSING	21,100	41.777	48.400	1.0	21,634
ADOBE SYSTEMS INC	21,300	30.473	41.700	0.9	24,320
STARBUCKS CORP	17,100	27.303	31.360	0.5	23,350
BEST BUY CO INC	11,300	33.555	48.720	0.5	23,479
MCGRAW-HILL COMPANIES INC	8,900	63.900	62.880	0.5	22,093
FIRST DATA CORP	21,800	25.240	26.900	0.6	20,255
ZIMMER HLDGS INC	1,900	77.825	85.410	0.6	20,230
XTO ENERGY INC	24,311	24.758	54.810	1.8	20,118
THERMO FISHER SCIENTIFIC INC	23,900	47.125	46.750	1.1	19,631
CELGENE CORP	29,800	39.784	52.460	1.5	19,538
MARRIOTT INTL INC	29,300	23.527	48.960	1.4	18,949
CHICAGO MERC EXCH HOLDINGS	1,000	321.117	532.460	0.5	18,518
PENNEY J C INC	13,700	38.410	82.160	1.1	18,484
MELLON FINL CORP	27,300	43.129	43.140	1.5	17,918
WESTERN UNION CO	23,300	20.411	21.950	0.7	16,884
AIR PRODUCTS & CHEMICALS INC	15,100	63.021	73.960	1.1	16,008
HARRAHS ENTERTAINMENT INC	20,000	65.841	84.450	1.6	15,801
PRECISION CASTPARTS CORP	4,300	17.749	104.050	0.4	14,317
INTL GAME TECHNOLOGY	9,000	41.385	40.380	0.3	13,159
NII HOLDINGS INC	13,800	64.760	74.180	1.0	13,027
ANALOG DEVICES	26,800	26.181	34.490	1.2	11,510
ITT CORPORATION	14,500	41.666	60.320	0.8	10,966
ALLEGHENY TECHNOLOGIES INC	9,050	58.333	106.690	0.9	10,885
NOBLE CORPORATION	15,300	64.147	78.680	1.2	10,515
MURPHY OIL CORP	17,700	48.137	53.400	0.9	10,031
CROWN CASTLE INTL CORP	13,300	22.059	32.130	1.9	9,088
ULTRA PETROLEUM CORP	11,100	44.488	53.130	0.6	8,073
SOUTHWESTERN ENERGY CO	23,000	23.199	40.980	1.3	6,930
EQUITABLE RESOURCES INC	28,000	26.668	48.320	1.8	5,877
MCDERMOTT INTL INC	8,300	48.444	48.980	0.4	5,439
UTI WORLDWIDE INC	18,800	29.910	24.580	0.4	2,417

WEIGHTED AVERAGE:	77,243
UNWEIGHTED AVERAGE:	63,151
MEDIAN:	40,437

Please refer to the general disclosure cited on the title page. Please refer to the performance data disclosure cited on p. 27.

Top 25 Holdings

Sit Large Cap Growth

March 31, 2007

Security	Sector	Market Value (000)	% of Equity	IBES LT Growth	C2008 P/E Ratio
GENERAL ELECTRIC CO	PRODUCER MANUFACTURING	$2,680	2.6%	10.4%	14x
GENENTECH INC	HEALTH TECHNOLOGY	2,669	2.6%	26.8%	24x
CISCO SYSTEMS INC	ELECTRONIC TECHNOLOGY	2,665	2.6%	14.6%	16x
CITIGROUP INC	FINANCE	2,413	2.3%	9.6%	10x
COMCAST CORP	CONSUMER SERVICES	2,371	2.3%	20.4%	24x
FRANKLIN RESOURCES INC	FINANCE	2,344	2.3%	15.6%	N/A
SCHLUMBERGER LTD	INDUSTRIAL SERVICES	2,239	2.2%	21.2%	15x
AMERICAN INTERNATIONAL GROUP	FINANCE	2,209	2.1%	12.6%	10x
MICROSOFT CORP	TECHNOLOGY SERVICES	2,143	2.1%	13.6%	15x
PEPSICO INC	CONSUMER NON-DURABLES	2,028	1.9%	11.0%	17x
CROWN CASTLE INTL CORP	COMMUNICATIONS	1,998	1.9%	12.5%	N/A
TARGET CORP	RETAIL TRADE	1,973	1.9%	14.8%	14x
MONSANTO CO	PROCESS INDUSTRIES	1,951	1.9%	21.5%	N/A
XTO ENERGY INC	ENERGY MINERALS	1,884	1.8%	18.5%	13x
EQUITABLE RESOURCES INC	UTILITIES	1,836	1.8%	10.0%	19x
CVS/CAREMARK CORPORATION	RETAIL TRADE	1,833	1.8%	17.1%	15x
GOOGLE INC	TECHNOLOGY SERVICES	1,787	1.7%	35.6%	25x
JPMORGAN CHASE & CO	FINANCE	1,780	1.7%	10.1%	11x
QUALCOMM INC	ELECTRONIC TECHNOLOGY	1,741	1.7%	18.4%	21x
BOEING CO	PRODUCER MANUFACTURING	1,689	1.6%	15.6%	15x
HARRAHS ENTERTAINMENT INC	CONSUMER SERVICES	1,689	1.6%	13.6%	19x
GOLDMAN SACHS GROUP INC	FINANCE	1,674	1.6%	12.7%	9x
MELLON FINL CORP	FINANCE	1,609	1.5%	11.6%	15x
OCCIDENTAL PETROLEUM CORP	ENERGY MINERALS	1,578	1.5%	8.3%	11x
CELGENE CORP	HEALTH TECHNOLOGY	1,563	1.5%	50.4%	30x
	TOTAL		48.5		

Number of Equity Holdings = 82

NM= non-meaningful, N/A=not applicable

Please refer to the general disclosure cited on the title page. Please refer to the performance data disclosure cited on p. 27.

Performance Attribution Analysis By Economic Sector

March 31, 2006-March 31, 2007

	Sit Large Cap Growth Fund		Russell 1000 Growth		Attribution Analysis		
SIA SECTOR	**Average Weight**	**Total Return**	**Average Weight**	**Total Return**	**Selection + Interaction**	**Allocation Effect**	**Total Effect**
Finance	14.88	15.64	7.78	12.27	0.43	0.34	0.77
Energy Minerals	9.55	11.76	1.60	8.53	0.28	0.35	0.62
Non-Energy Minerals	1.38	52.28	0.89	10.90	0.50	-0.06	0.44
Retail Trade	6.19	6.55	9.74	2.73	0.20	0.20	0.40
Communications	3.03	23.80	0.83	14.64	0.17	0.20	0.38
Consumer Durables	0.00	0.00	1.64	-4.97	0.00	0.23	0.23
Consumer Services	5.85	18.59	5.33	16.25	0.12	0.05	0.16
Commercial Services	0.00	-0.65	2.50	2.17	0.00	0.13	0.14
Utilities	1.49	35.39	1.25	45.10	-0.08	0.20	0.12
Process Industries	2.26	22.40	1.84	21.66	0.03	0.05	0.07
Producer Manufacturing	10.34	9.00	10.69	8.42	0.09	-0.11	-0.02
Electronic Technology	11.75	-1.18	15.29	0.72	-0.28	0.18	-0.10
Transportation	2.43	-6.03	2.50	-0.30	-0.27	0.16	-0.11
Industrial Services	4.23	1.49	2.89	3.28	-0.17	0.05	-0.12
Health Services	2.36	-1.74	4.34	5.89	-0.18	0.02	-0.16
Technology Services	8.02	3.53	9.67	7.77	-0.36	-0.01	-0.36
Health Technology	12.10	1.84	13.68	5.81	-0.53	0.06	-0.47
Consumer Non-Durables	4.12	14.41	7.55	17.51	-0.12	-0.50	-0.62
Total	**100.00**	**8.43**	**100.00**	**7.05**	**-0.17**	**1.55**	**1.38**

Holdings Data As Of
IGF007 3/31/2006 through 3/29/2007
Russell 1000 Growth 3/31/2006 through 3/29/2007

Please refer to the general disclosure cited on the title page. Please refer to the performance data disclosure cited on p. 27.

Performance Comparison Report

Performance Comparison Report

Equity

March 31, 2007

	[illegible] Balanced Fund	S&P 500	Lehman Aggregate (5.1.+100)	Lipper Balanced Fund	[illegible] Dividend Growth (I)	S&P 500	[illegible] Dividend Growth (S)	S&P 500	[illegible] Large Cap Growth Fund	Russell 1000 Growth	Russell 1000	S&P 500	[illegible] Mid Cap Growth Fund	Russell Mid Cap Gr.	Russell Mid Cap	S&P 400
03/31/06	24,767.45	4,472.91	1,210.06	5,810.99	12,879.51	4,472.91	10,000.00	4,472.91	140,470.21	424.70	3,105.69	4,472.91	262,515.90	1,034.81	5,042.33	1,476.78
04/30/06	24,958.21	4,532.85	1,227.22	5,874.35	13,167.00	4,532.85	10,174.15	4,532.85	142,880.79	424.12	3,142.95	4,532.85	265,032.65	1,039.20	5,077.68	1,497.60
05/31/06	24,268.07	4,402.19	1,226.51	5,757.87	12,850.99	4,402.19	9,920.62	4,402.19	137,110.04	409.74	3,050.15	4,402.19	248,964.20	990.22	4,906.79	1,430.02
06/30/06	24,300.17	4,408.33	1,229.11	5,754.43	12,914.19	4,408.33	10,026.94	4,408.33	137,329.19	408.33	3,064.33	4,408.33	251,868.14	986.24	4,912.47	1,430.34
07/31/06	24,225.88	4,435.46	1,245.73	5,781.29	13,141.59	4,435.46	10,200.66	4,435.46	136,121.90	400.35	3,060.84	4,435.46	244,898.69	950.89	4,804.96	1,389.55
08/31/06	24,576.35	4,541.03	1,264.20	5,892.48	13,429.32	4,541.03	10,414.20	4,541.03	137,438.76	412.85	3,134.21	4,541.03	245,235.88	972.80	4,926.96	1,405.43
09/30/06	24,963.63	4,658.19	1,275.91	5,977.42	13,556.33	4,658.19	10,512.76	4,658.19	139,849.32	424.20	3,208.49	4,658.19	251,287.35	994.98	5,016.14	1,414.85
10/31/06	25,625.87	4,810.05	1,284.35	6,116.67	13,955.19	4,810.05	10,826.71	4,810.05	144,816.55	439.33	3,317.58	4,810.05	261,741.52	1,033.19	5,213.78	1,473.71
11/30/06	26,129.29	4,901.44	1,299.25	6,214.50	14,167.76	4,901.44	10,983.38	4,901.44	148,249.78	447.83	3,388.24	4,901.44	271,808.50	1,073.69	5,401.48	1,521.16
12/31/06	26,151.54	4,970.06	1,291.71	6,230.61	14,354.56	4,970.06	11,125.24	4,970.06	148,592.82	449.35	3,431.61	4,970.06	270,646.93	1,064.03	5,400.94	1,513.71
01/31/07	26,575.98	5,045.21	1,291.18	6,348.34	14,647.07	5,045.21	11,343.71	5,045.21	152,306.72	460.90	3,497.84	5,045.21	277,229.19	1,102.76	5,583.49	1,568.72
02/28/07	26,232.14	4,946.32	1,311.09	6,324.11	14,506.23	4,946.32	11,214.48	4,946.32	148,739.91	452.21	3,437.68	4,946.32	278,971.55	1,100.34	5,592.42	1,580.22
03/31/07	26,527.00	5,001.72	1,313.33	6,378.37	14,744.57	5,001.72	11,419.34	5,001.72	150,799.10	454.66	3,473.35	5,001.72	282,069.08	1,106.18	5,616.95	1,601.49
1 Month	0.93%	1.12%	0.00%	0.86%	1.64%	1.12%	1.65%	1.12%	1.38%	0.54%	1.04%	1.12%	1.11%	0.53%	0.80%	1.35%
3 Month	1.44%	0.64%	1.50%	1.56%	2.72%	0.64%	2.64%	0.64%	1.48%	1.18%	1.22%	0.64%	4.22%	3.96%	4.37%	5.80%
6 Month	6.26%	7.37%	2.76%	6.71%	8.77%	7.37%	8.62%	7.37%	7.83%	7.18%	8.26%	7.37%	12.25%	11.18%	12.38%	13.19%
YTD	1.44%	0.64%	1.50%	1.56%	2.72%	0.64%	2.64%	0.64%	1.48%	1.18%	1.22%	0.64%	4.22%	3.96%	4.37%	5.80%
1 Year	7.10%	11.82%	6.59%	9.76%	14.48%	11.82%	14.19%	11.82%	7.35%	7.06%	11.84%	11.82%	7.45%	6.90%	11.79%	8.44%
3 Year	24.23%	33.30%	10.25%	26.91%	45.27%	33.30%	n/a	n/a	31.74%	22.53%	35.76%	33.30%	45.12%	42.04%	54.96%	45.64%
3 Year (A)	7.50%	10.05%	3.31%	8.27%	13.25%	10.05%	n/a	n/a	9.62%	7.01%	10.73%	10.05%	13.22%	12.41%	15.72%	13.35%
5 Year	30.37%	35.51%	29.79%	38.36%	n/a	n/a	n/a	n/a	28.06%	18.62%	39.76%	35.51%	47.62%	57.05%	83.47%	66.22%
5 Year (A)	5.45%	6.27%	5.35%	6.71%	n/a	n/a	n/a	n/a	5.07%	3.47%	6.92%	6.27%	8.10%	9.45%	12.90%	10.70%
10 Year	84.62%	120.00%	86.92%	107.24%	n/a	n/a	n/a	n/a	73.66%	71.01%	128.39%	120.00%	112.02%	146.54%	230.22%	280.07%
10 Year (A)	6.32%	8.20%	6.46%	7.55%	n/a	n/a	n/a	n/a	5.67%	5.51%	8.61%	8.20%	7.80%	9.44%	12.71%	14.28%
Inception (9/2/93)	165.27%	287.15%	121.56%	187.74%	47.45%	35.55%	14.19%	11.82%	1203.74%	1476.36%	2154.98%	2159.09%	2247.15%	n/a	n/a	3987.51%
Inception (A)	7.64%	10.75%	6.19%	8.30%	12.69%	9.81%	14.19%	11.82%	11.01%	11.87%	13.51%	13.52%	13.69%	n/a	n/a	16.29%
Registration (10/1981)	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	1407.99%	1497.04%	2267.66%	2112.88%	2720.69%	n/a	n/a	4176.33%
Registration (A)	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	11.24%	11.30%	11.21%	11.32%	14.01%	n/a	n/a	15.89%

Please refer to the general disclosure cited on the title page. Please refer to the performance data disclosure cited on p. 27.

V. Mid Cap Growth Portfolio Characteristics

Mid Cap Growth Investment Universe

March 31, 2007

SCREEN #1 Market Cap $2.5B - $15B	# OF COMPANIES	SECTOR WEIGHT	SCREEN #2 IBES Long Term EPS Growth > 15% or '06 -'07 and '07-'08 EPS Growth > 15%	# OF COMPANIES	SECTOR WEIGHT	Russell Midcap Growth WEIGHT	S&P Midcap WEIGHT	Sit Mid Cap Growth Fund WEIGHT
Non-Energy Minerals	23	3.0	Non-Energy Minerals	9	2.8	2.2	2.1	2.4
Producer Manufacturing	51	6.8	Producer Manufacturing	26	8.2	7.8	9.9	8.0
Electronic Technology	**60**	**7.9**	**Electronic Technology**	**46**	**14.5**	**9.1**	**7.9**	**12.0**
Consumer Durables	29	3.8	Consumer Durables	6	1.9	4.9	3.0	1.9
Energy Minerals	24	3.2	Energy Minerals	11	3.5	2.3	4.6	5.7
Process Industries	40	5.3	Process Industries	11	3.5	2.9	4.1	2.5
Health Technology	**39**	**5.2**	**Health Technology**	**26**	**8.2**	**9.6**	**6.2**	**14.5**
Consumer Non-Durables	35	4.6	Consumer Non-Durables	9	2.8	5.2	2.3	4.7
Industrial Services	42	5.6	Industrial Services	26	8.2	6.6	4.0	5.5
Commercial Services	33	4.4	Commercial Services	20	6.3	4.3	4.5	0.0
Technology Services	**40**	**5.3**	**Technology Services**	**19**	**6.0**	**6.4**	**5.0**	**13.5**
Health Services	30	4.0	Health Services	16	5.0	5.2	4.6	3.3
Consumer Services	51	6.8	Consumer Services	22	6.9	8.3	4.6	3.7
Retail Trade	38	5.0	Retail Trade	20	6.3	9.1	8.5	5.6
Transportation	14	1.9	Transportation	8	2.5	2.5	3.1	3.0
Utilities	41	5.4	Utilities	7	2.2	1.8	8.0	0.0
Finance	151	20.0	Finance	30	9.5	9.6	17.1	9.4
Communications	14	1.9	Communications	5	1.6	2.3	0.6	4.4
TOTAL	**755**	**100.0**	**TOTAL**	**317**	**100.0**	**100.0**	**100.0**	**100.0**

Source: FactSet Research Systems and Sit Investment Associates

Please refer to the general disclosure cited on the title page. Please refer to the performance data disclosure cited on p. 35.

Rotation of Major Industry Weights Over Time

Sit Mid Cap Growth

PORTFOLIO WEIGHTINGS	12/02	12/03	12/04	03/05	06/05	09/05	12/05	03/06	06/06	09/06	12/06	03/07
NON-ENERGY MINERALS	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.8%	1.1%	1.8%	1.6%	2.3%	2.4%
PRODUCER MANUFACTURING	7.6	5.6	5.0	6.4	6.5	7.0	7.8	9.3	8.6	8.1	7.8	8.0
ELECTRONIC TECHNOLOGY	13.8	20.5	14.7	14.4	13.0	13.5	13.4	13.8	12.0	11.8	11.7	12.0
CONSUMER DURABLES	3.9	1.5	0.7	1.0	1.0	1.4	1.2	1.3	1.5	1.3	1.6	1.9
ENERGY MINERALS	3.4	3.5	7.2	10.0	10.7	12.3	11.6	9.9	11.0	8.4	5.7	5.7
PROCESS INDUSTRIES	1.2	1.0	0.0	1.0	0.0	0.0	0.0	0.0	0.0	0.9	1.0	2.5
HEALTH TECHNOLOGY	14.0	13.7	13.3	10.6	12.1	12.2	13.0	13.2	12.9	14.3	16.0	14.5
CONSUMER NON-DURABLES	1.8	1.8	2.0	2.3	2.6	2.3	2.4	2.1	2.3	3.1	3.7	4.7
INDUSTRIAL SERVICES	4.1	1.1	3.6	5.2	5.8	7.1	7.0	5.8	6.8	6.2	5.7	5.5
COMMERCIAL SERVICES	2.0	1.9	1.0	0.0	0.0	0.1	0.9	0.7	0.7	0.5	0.0	0.0
TECHNOLOGY SERVICES	13.2	17.5	19.4	16.6	14.8	14.0	12.7	13.3	12.5	12.4	14.0	13.5
HEALTH SERVICES	9.0	5.6	6.3	6.8	8.7	7.8	5.8	6.1	5.8	6.1	4.5	3.3
CONSUMER SERVICES	4.3	5.3	6.1	6.0	6.7	5.3	4.1	4.4	4.3	3.0	3.5	3.7
RETAIL TRADE	10.6	8.0	6.5	6.3	6.1	5.3	5.7	6.0	4.6	4.6	5.3	5.6
TRANSPORTATION	0.5	1.3	2.9	3.0	1.5	1.6	2.6	3.2	3.2	3.0	2.4	3.0
UTILITIES	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
FINANCE	9.7	8.9	7.7	7.0	7.2	7.3	8.4	8.4	9.5	11.3	11.9	9.4
COMMUNICATIONS	0.9	2.8	3.6	3.5	3.3	2.8	2.6	1.4	2.6	3.4	3.1	4.4
	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

RUSSELL MID CAP GROWTH WEIGHTINGS	12/02	12/03	12/04	03/05	06/05	09/05	12/05	03/06	06/06	09/06	12/06	03/07
NON-ENERGY MINERALS	1.2	0.9	0.8	0.9	1.5	1.8	1.8	2.1	2.2	1.7	1.8	2.2
PRODUCER MANUFACTURING	4.3	4.7	6.5	6.5	7.9	8.1	7.8	8.1	8.3	7.4	7.6	7.8
ELECTRONIC TECHNOLOGY	10.0	15.9	14.0	13.4	11.9	12.5	12.4	12.8	12.0	10.1	9.4	9.1
CONSUMER DURABLES	3.9	4.2	4.9	4.9	5.5	5.0	4.8	4.5	3.9	5.3	5.3	4.9
ENERGY MINERALS	1.5	1.2	1.3	1.5	4.8	6.1	5.7	5.5	6.1	2.0	2.2	2.3
PROCESS INDUSTRIES	1.7	2.4	1.7	1.6	1.4	1.3	1.4	1.4	1.4	2.6	2.8	2.9
HEALTH TECHNOLOGY	13.8	12.6	11.4	11.1	9.9	10.0	10.2	9.6	9.5	9.6	9.8	9.6
CONSUMER NON-DURABLES	4.1	3.1	3.9	3.9	3.2	2.9	2.8	2.8	2.9	4.9	5.0	5.2
INDUSTRIAL SERVICES	3.6	2.6	3.5	3.9	4.1	4.9	4.9	4.8	5.3	6.2	6.2	6.6
COMMERCIAL SERVICES	6.2	5.7	5.7	5.4	5.2	5.4	5.6	5.8	5.6	4.6	4.7	4.3
TECHNOLOGY SERVICES	12.4	10.2	9.9	9.1	7.6	7.0	6.9	7.0	7.2	6.6	6.6	6.4
HEALTH SERVICES	9.9	8.0	6.4	8.5	6.9	6.7	6.4	6.2	6.3	5.6	5.2	5.2
CONSUMER SERVICES	10.4	11.3	10.4	10.4	9.8	8.9	8.7	8.7	8.5	8.1	8.7	8.3
RETAIL TRADE	9.2	9.0	8.0	8.1	8.6	7.6	7.9	7.7	7.5	9.3	9.0	9.1
TRANSPORTATION	0.7	0.9	1.9	1.7	1.7	1.8	2.1	2.2	2.6	2.5	2.4	2.5
UTILITIES	0.1	0.3	0.7	0.8	1.0	1.0	0.9	0.9	1.0	1.7	1.8	1.8
FINANCE	4.9	6.1	7.7	7.0	7.6	7.5	8.0	8.2	8.3	9.3	9.3	9.6
COMMUNICATIONS	2.1	0.9	1.2	1.3	1.6	1.5	1.6	1.6	1.5	2.3	2.2	2.3
	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Industry Sector Portfolio Evaluation

Sit Mid Cap Growth

March 31, 2007

NON-ENERGY MINERALS	$000	% EQUITY
ALLEGHENY TECHNOLOGIES INC	2379	1.3
RTI INTL METALS INC	2139	1.1
		2.4

PRODUCER MANUFACTURING	$000	% EQUITY
PRECISION CASTPARTS CORP	4,828	2.6
ITT CORPORATION	2533	1.3
IDEX CORP	2137	1.1
AMETEK INC	2071	1.1
JACOBS ENGINEERING GROUP INC	1549	0.8
ROCKWELL COLLINS INC	1084	0.6
TEXTRON INC	934	0.5
		8.0

ELECTRONIC TECHNOLOGY	$000	% EQUITY
ANALOG DEVICES	3144	1.7
BROADCOM CORP	2783	1.5
XILINX INC	2616	1.4
APPLE COMPUTER INC	2471	1.3
NETWORK APPLIANCE INC	2125	1.1
KLA-TENCOR CORP	2015	1.1
F5 NETWORKS INC	1800	1.0
LAM RESEARCH CORP	1681	0.9
TRIMBLE NAVIGATION LTD	1,420	0.8
TELLABS INC	1255	0.7
JUNIPER NETWORKS INC	1239	0.7
		12.0

CONSUMER DURABLES	$000	% EQUITY
SCIENTIFIC GAMES CORP	2026	1.1
ELECTRONIC ARTS INC	1450	0.8
		1.9

ENERGY MINERALS	$000	% EQUITY
XTO ENERGY INC	3832	2.0
SOUTHWESTERN ENERGY CO	3131	1.7
APACHE CORP	2050	1.1
MURPHY OIL CORP	1741	0.9
		5.7

PROCESS INDUSTRIES	$000	% EQUITY
AIRGAS INC	2904	1.5
ALBEMARLE CORP	1885	1.0
		2.5

HEALTH TECHNOLOGY	$000	% EQUITY
CELGENE CORP	6,694	3.6
GILEAD SCIENCES INC	3288	1.7
INTUITIVE SURGICAL INC	3240	1.7
THERMO FISHER SCIENTIFIC INC	3088	1.6
KYPHON INC	2438	1.3
IDEXX LABS INC	2051	1.1
ALCON INC	1977	1.1
ALLERGAN INC	1917	1.0
SURMODICS INC	1865	1.0
VERTEX PHARMACEUTICALS INC	813	0.4
		14.5

CONSUMER NON-DURABLES	$000	% EQUITY
COACH INC	6892	3.7
POLO RALPH LAUREN CORP	996	0.5
HANSEN NATURAL CORP	890	0.5
		4.7

INDUSTRIAL SERVICES	$000	% EQUITY
SMITH INTERNATIONAL INC	4666	2.5
MCDERMOTT INTL INC	2562	1.4
NOBLE CORPORATION	2156	1.1
URS CORP	988	0.5
		5.5

TECHNOLOGY SERVICES	$000	% EQUITY
COGNIZANT TECH SOLUTIONS	4369	2.3
ADOBE SYSTEMS INC	3361	1.8
PAYCHEX INC	2787	1.5
CERIDIAN CORP	2414	1.3
CITRIX SYSTEMS INC	2037	1.1
MCAFEE INC	1922	1.0
AMDOCS LTD	1908	1.0
AUTODESK INC	1,771	0.9
AKAMAI TECHNOLOGIES INC	1390	0.7
ALLIANCE DATA SYSTEMS CORP	937	0.5
GLOBAL PAYMENTS INC	858	0.5
INTUIT INC	824	0.4
BEA SYSTEMS INC	744	0.4
		13.5

HEALTH SERVICES	$000	% EQUITY
STERICYCLE INC	2282	1.2
LABORATORY CP OF AMER HLDGS	2193	1.2
COVENTRY HEALTH CARE INC	1743	0.9
		3.3

CONSUMER SERVICES	$000	% EQUITY
MARRIOTT INTL INC	2566	1.4
INTL GAME TECHNOLOGY	2491	1.3
HARRAHS ENTERTAINMENT INC	1849	1.0
		3.7

RETAIL TRADE	$000	% EQUITY
NORDSTROM INC	2049	1.1
PENNEY J C INC	1939	1.0
STAPLES INC	1,919	1.0
BEST BUY CO INC	1831	1.0
DICKS SPORTING GOODS INC	1643	0.9
GAMESTOP CORP	1231	0.7
		5.6

TRANSPORTATION	$000	% EQUITY
C H ROBINSON WORLDWIDE INC	2109	1.1
UTI WORLDWIDE INC	2050	1.1
EXPEDITORS INTL WASH INC	1,417	0.8
		3.0

FINANCE	$000	% EQUITY
AFFILIATED MANAGERS GRP INC	4052	2.2
ACE LTD	2913	1.5
PRICE T ROWE GROUP INC	2572	1.4
TCF FINANCIAL CORP	2362	1.3
NORTHERN TRUST CORP	1924	1.0
INTERCONTINENTALEXCHANGE INC	1,906	1.0
LEHMAN BROS HLDGS INC	1864	1.0
		9.4

COMMUNICATIONS	$000	% EQUITY
NII HOLDINGS INC	3442	1.8
AMERICAN TOWER CORP	2906	1.5
LEVEL 3 COMMUNICATIONS INC	1909	1.0
		4.4

Please refer to the general disclosure cited on the title page. Please refer to the performance data disclosure cited on p. 35.

Portfolio Market Capitalization Summary

Sit Mid Cap Growth

March 31, 2007

ISSUE DESCRIPTION	SHARES	COST	LAST	%EQ	MKT CAP
APPLE COMPUTER INC	21,100	30.314	92.910	1.2	80,077
ALCON INC	15,000	72.011	131.830	1.1	39,703
LEHMAN BROS HLDGS INC	21,100	57.083	70.070	1.0	37,480
GILEAD SCIENCES INC	43,900	50.053	76.550	1.7	35,151
ADOBE SYSTEMS INC	80,590	30.993	41.700	1.8	24,530
BEST BUY CO INC	37,575	39.185	48.720	1.0	23,479
APACHE CORP	29,000	32.438	70.700	1.1	23,399
XTO ENERGY INC	69,911	23.155	54.810	2.0	20,118
THERMO FISHER SCIENTIFIC INC	41,050	32.403	46.750	1.1	19,811
CELGENE CORP	137,100	11.017	52.460	3.8	19,538
MARRIOTT INTL INC	52,400	33.043	48.960	1.4	18,949
ACE LTD	51,050	47.451	57.060	1.5	18,843
STAPLES INC	74,375	12.793	25.840	1.0	18,537
COACH INC	132,700	9.758	50.050	3.7	18,537
PENNEY J C INC	23,100	80.873	82.160	1.0	18,484
ALLERGAN INC	17,300	104.100	110.820	1.0	16,858
AMERICAN TOWER CORP	74,100	17.581	38.950	1.5	16,393
HARRAHS ENTERTAINMENT INC	21,900	69.819	84.450	1.0	15,801
ELECTRONIC ARTS INC	38,800	51.481	50.360	0.8	15,614
BROADCOM CORP	81,775	25.917	32.070	1.5	15,313
PAYCHEX INC	73,100	38.307	37.870	1.5	14,414
PRECISION CASTPARTS CORP	41,400	45.318	104.050	2.1	14,317
INTL GAME TECHNOLOGY	61,700	42.880	40.380	1.3	13,859
NORDSTROM INC	38,700	31.004	52.940	1.1	13,834
NETWORK APPLIANCE INC	58,300	28.122	36.520	1.1	13,551
NORTHERN TRUST CORP	32,000	57.797	60.140	1.0	13,188
COGNIZANT TECH SOLUTIONS	49,500	27.224	88.270	2.3	12,595
PRICE T ROWE GROUP INC	54,500	21.212	47.190	1.4	12,521
NII HOLDINGS INC	41,400	55.883	74.180	1.8	12,037
KLA-TENCOR CORP	37,800	55.044	53.320	1.1	11,988
ANALOG DEVICES	91,150	35.101	34.490	1.7	11,510
ROCKWELL COLLINS INC	11,200	59.720	66.930	0.4	11,310
TEXTRON INC	10,400	93.334	89.800	0.5	11,317
JUNIPER NETWORKS INC	62,950	21.020	19.680	0.7	11,203
ITT CORPORATION	43,000	39.394	60.320	1.3	10,911
ALLEGHENY TECHNOLOGIES INC	22,300	40.481	106.690	1.3	10,895
NOBLE CORPORATION	27,400	17.510	78.680	1.1	10,515
MURPHY OIL CORP	32,100	35.151	53.400	0.9	10,031
SMITH INTERNATIONAL INC	97,100	21.215	48.050	2.5	9,611
INTUIT INC	30,100	32.243	27.360	0.4	9,373
LEVEL 3 COMMUNICATIONS IN	313,000	1.435	6.100	1.0	9,381
COVENTRY HEALTH CARE INC	31,100	51.513	56.050	0.9	8,939
LABORATORY CP OF AMER HLDGS	30,300	39.414	72.630	1.2	8,890
EXPEDITORS INTL WASH INC	34,300	41.285	41.320	0.8	8,841
AUTODESK INC	47,100	22.798	37.600	0.9	8,648
XILINX INC	101,180	21.611	25.730	1.4	8,539
INTERCONTINENTALEXCHANGE INC	15,100	66.034	122.210	1.0	8,414
C H ROBINSON WORLDWIDE INC	43,900	21.239	48.050	1.1	8,317
AKAMAI TECHNOLOGIES INC	27,850	25.993	49.920	0.7	8,039
AMDOCS LTD	53,300	21.620	36.480	1.0	7,578
SOUTHWESTERN ENERGY CO	71,400	25.034	40.980	1.7	6,930
LAM RESEARCH CORP	35,500	21.021	47.340	0.9	6,713
CITRIX SYSTEMS INC	63,100	30.143	32.030	1.1	5,784
JACOBS ENGINEERING GROUP INC	33,300	28.814	46.650	0.8	5,519
MCDERMOTT INTL INC	52,300	48.193	48.980	1.4	5,439
POLO RALPH LAUREN CORP	11,300	81.893	88.150	0.5	5,340
GAMESTOP CORP NEW	37,800	28.031	32.570	0.7	4,981
CERIDIAN CORP	69,300	17.507	34.840	1.3	4,920
ALLIANCE DATA SYSTEMS COR	15,300	64.139	61.620	0.5	4,903
MCAFEE INC	61,100	27.891	29.080	1.0	4,639
INTUITIVE SURGICAL INC	21,150	81.011	121.570	1.7	4,541
BEA SYSTEMS INC	64,300	14.535	11.590	0.4	4,543
TELLABS INC	131,800	12.405	9.900	0.7	4,330
ALBEMARLE CORP	45,100	41.813	41.340	1.0	3,934
AMETEK INC	59,950	20.239	34.540	1.1	3,670
STERICYCLE INC	28,000	35.937	81.500	1.2	3,613
VERTEX PHARMACEUTICALS INC	29,000	38.527	28.040	0.4	3,551
TCF FINANCIAL CORP	89,100	12.794	26.360	1.3	3,439
HANSEN NATURAL CORP	23,500	27.131	37.880	0.5	3,411
AIRGAS INC	68,900	27.713	42.150	1.5	3,311
AFFILIATED MANAGERS GRP INC	27,400	90.711	108.350	2.3	3,243
TRIMBLE NAVIGATION LTD	53,900	14.734	26.840	0.8	3,173
SCIENTIFIC GAMES CORP	61,700	29.408	32.830	1.1	3,018
F5 NETWORKS INC	27,000	71.409	66.680	1.0	2,752
GLOBAL PAYMENTS INC	25,300	40.943	34.060	0.5	2,743
IDEX CORP	43,000	41.147	50.880	1.1	2,739
IDEXX LABS INC	23,400	87.393	87.630	1.1	2,733
UTI WORLDWIDE INC	83,400	21.175	24.580	1.1	2,417
DICKS SPORTING GOODS INC	38,300	51.670	58.260	0.9	2,338
URS CORP	23,300	41.193	42.590	0.5	2,231
RTI INTL METALS INC	23,500	66.658	91.010	1.1	2,091
KYPHON INC	54,000	30.311	45.140	1.3	2,048
SURMODICS INC	51800	35.1108	31	0.9807	113148

WEIGHTED AVERAGE:	12,144
UNWEIGHTED AVERAGE:	11,402
MEDIAN:	8,939

Please refer to the general disclosure cited on the title page. Please refer to the performance data disclosure cited on p. 35.

Top 25 Holdings
Sit Mid Cap Growth
March 31, 2007

Security	Sector	Market Value (000)	% of Equity	IBES LT Growth	C2008 P/E Ratio
COACH INC	CONSUMER NON-DURABLES	$6,892	3.7%	20.7%	22 x
CELGENE CORP	HEALTH TECHNOLOGY	6,694	3.6%	50.4%	30 x
PRECISION CASTPARTS CORP	PRODUCER MANUFACTURING	4,828	2.6%	17.6%	18 x
SMITH INTERNATIONAL INC	INDUSTRIAL SERVICES	4,666	2.5%	18.3%	13 x
COGNIZANT TECH SOLUTIONS	TECHNOLOGY SERVICES	4,369	2.3%	34.9%	31 x
AFFILIATED MANAGERS GRP INC	FINANCE	4,052	2.2%	13.5%	14 x
XTO ENERGY INC	ENERGY MINERALS	3,832	2.0%	18.5%	13 x
NII HOLDINGS INC	COMMUNICATIONS	3,442	1.8%	39.4%	20 x
ADOBE SYSTEMS INC	TECHNOLOGY SERVICES	3,361	1.8%	14.9%	25 x
GILEAD SCIENCES INC	HEALTH TECHNOLOGY	3,288	1.7%	17.6%	24 x
INTUITIVE SURGICAL INC	HEALTH TECHNOLOGY	3,240	1.7%	35.0%	35 x
ANALOG DEVICES	ELECTRONIC TECHNOLOGY	3,144	1.7%	19.7%	18 x
SOUTHWESTERN ENERGY CO	ENERGY MINERALS	3,131	1.7%	22.6%	22 x
THERMO FISHER SCIENTIFIC INC	HEALTH TECHNOLOGY	3,088	1.6%	16.0%	17 x
ACE LTD	FINANCE	2,913	1.5%	12.1%	8 x
AMERICAN TOWER CORP	COMMUNICATIONS	2,906	1.5%	48.6%	68 x
AIRGAS INC	PROCESS INDUSTRIES	2,904	1.5%	13.2%	N/A
PAYCHEX INC	TECHNOLOGY SERVICES	2,787	1.5%	15.8%	N/A
BROADCOM CORP	ELECTRONIC TECHNOLOGY	2,783	1.5%	23.1%	20 x
XILINX INC	ELECTRONIC TECHNOLOGY	2,616	1.4%	16.3%	19 x
PRICE T ROWE GROUP INC	FINANCE	2,572	1.4%	12.9%	18 x
MARRIOTT INTL INC	CONSUMER SERVICES	2,566	1.4%	15.4%	21 x
MCDERMOTT INTL INC	INDUSTRIAL SERVICES	2,562	1.4%	16.0%	13 x
ITT CORPORATION	PRODUCER MANUFACTURING	2,533	1.3%	12.3%	16 x
INTL GAME TECHNOLOGY	CONSUMER SERVICES	2,491	1.3%	15.3%	N/A
	TOTAL		46.6		

Number of Equity Holdings = 83

NM= non-meaningful, N/A=not applicable

Performance Attribution Analysis By Economic Sector

March 31, 2006 – March 31, 2007

	Sit Mid Cap Growth Fund		Russell Midcap Growth		Attribution Analysis		
SIA SECTOR	Average Weight	Total Return	Average Weight	Total Return	Selection + Interaction	Allocation Effect	Total Effect
Producer Manufacturing	8.30	22.56	7.68	9.84	0.93	-0.03	0.91
Electronic Technology	12.24	1.43	10.54	-5.95	1.00	-0.14	0.87
Energy Minerals	8.46	16.70	3.18	2.90	1.15	-0.57	0.58
Technology Services	13.26	10.42	6.55	6.84	0.51	0.01	0.52
Non-Energy Minerals	1.79	68.60	1.92	31.06	0.51	-0.03	0.48
Health Technology	14.16	8.52	9.78	4.30	0.58	-0.12	0.46
Consumer Non-Durables	3.03	33.08	4.40	21.44	0.61	-0.20	0.40
Consumer Durables	1.53	-9.20	4.92	-8.31	-0.02	0.38	0.36
Health Services	5.13	15.04	5.51	6.69	0.38	-0.10	0.28
Commercial Services	0.36	-40.52	4.89	-4.01	-0.29	0.55	0.26
Communications	3.11	30.84	2.09	27.98	0.12	0.13	0.25
Consumer Services	3.74	16.88	8.48	9.93	0.23	-0.13	0.10
Process Industries	0.67	15.90	2.25	21.63	-0.02	-0.26	-0.28
Utilities	0.00	0.00	1.56	29.96	0.00	-0.28	-0.28
Finance	10.56	8.19	9.00	13.73	-0.61	0.19	-0.41
Transportation	2.84	-11.73	2.50	3.84	-0.51	0.02	-0.49
Industrial Services	5.95	-2.80	6.05	7.80	-0.69	-0.08	-0.77
Retail Trade	4.86	-14.57	8.71	6.27	-1.18	-0.13	-1.30
Total	**100.00**	**8.82**	**100.00**	**6.91**	**2.70**	**-0.79**	**1.91**

Holdings Data As Of
GFD006 3/31/2006 through 3/29/2007
Russell Midcap Growth 3/31/2006 through 3/29/2007

Performance Comparison Report

Performance Comparison Report
Equity

March 31, 2007

	Balanced Fund	S&P 500	Lehman Aggregate (S.I.-100)	Lipper Balanced Fund	Dividend Growth (I)	S&P 500	Dividend Growth (S)	S&P 500
03/31/06	24,767.45	4,472.91	1,230.05	5,810.99	12,879.51	4,472.91	10,000.00	4,472.91
04/30/06	24,958.23	4,532.85	1,227.82	5,874.35	13,167.00	4,532.85	10,174.15	4,532.85
05/31/06	24,268.07	4,402.39	1,226.51	5,757.87	12,850.99	4,402.39	9,920.62	4,402.39
06/30/06	24,300.17	4,408.33	1,229.11	5,754.43	12,914.19	4,408.33	10,026.94	4,408.33
07/31/06	24,285.88	4,435.46	1,245.73	5,781.29	13,143.59	4,435.46	10,200.66	4,435.46
08/31/06	24,576.35	4,541.03	1,264.80	5,892.48	13,429.32	4,541.03	10,414.20	4,541.03
09/30/06	24,963.63	4,658.19	1,275.91	5,977.42	13,556.31	4,658.19	10,512.76	4,658.19
10/31/06	25,625.87	4,810.05	1,284.35	6,116.67	13,955.19	4,810.05	10,826.71	4,810.05
11/30/06	26,129.29	4,901.44	1,299.25	6,234.50	14,167.76	4,901.44	10,983.38	4,901.44
12/31/06	26,151.54	4,970.06	1,291.71	6,280.61	14,354.56	4,970.06	11,125.24	4,970.06
01/31/07	26,575.98	5,045.21	1,291.18	6,348.34	14,647.07	5,045.21	11,343.71	5,045.21
02/28/07	26,282.14	4,946.32	1,311.09	6,324.11	14,506.23	4,946.32	11,234.48	4,946.32
03/31/07	26,527.00	5,001.72	1,311.13	6,378.37	14,744.57	5,001.72	11,419.34	5,001.72
1 Month	0.93%	1.12%	0.00%	0.86%	1.64%	1.12%	1.65%	1.12%
3 Month	1.44%	0.64%	1.50%	1.56%	2.72%	0.64%	2.64%	0.64%
6 Month	6.26%	7.37%	2.76%	6.71%	8.77%	7.37%	8.62%	7.37%
YTD	1.44%	0.64%	1.50%	1.56%	2.72%	0.64%	2.64%	0.64%
1 Year	7.10%	11.82%	6.59%	9.76%	14.48%	11.82%	14.19%	11.82%
3 Year	24.23%	33.30%	10.25%	26.91%	45.27%	33.30%	n/a	n/a
3 Year (A)	7.50%	10.05%	3.31%	8.27%	13.25%	10.05%	n/a	n/a
5 Year	30.37%	35.51%	29.79%	38.36%	n/a	n/a	n/a	n/a
5 Year (A)	5.45%	6.27%	5.35%	6.71%	n/a	n/a	n/a	n/a
10 Year	84.62%	120.00%	86.92%	107.24%	n/a	n/a	n/a	n/a
10 Year (A)	6.32%	8.20%	6.46%	7.56%	n/a	n/a	n/a	n/a
Inception (9/2/82)	165.27%	287.19%	121.56%	187.74%	47.45%	35.59%	14.19%	11.82%
Inception (A)	7.64%	10.75%	6.19%	8.30%	12.69%	9.81%	14.19%	11.82%
Registration (10/19/81)	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Registration (A)	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a

	Large Cap Growth Fund	Russell 1000 Growth	Russell 1000	S&P 500	Mid Cap Growth Fund	Russell Mid Cap Gr	Russell Mid Cap	S&P 400
03/31/06	140,470.23	424.70	3,105.69	4,472.91	262,515.90	1,034.81	5,042.33	1,476.78
04/30/06	142,880.79	424.12	3,142.95	4,532.85	265,032.65	1,039.20	5,077.68	1,497.60
05/31/06	137,110.04	409.74	3,050.15	4,402.39	248,964.20	990.28	4,906.79	1,430.02
06/30/06	137,329.19	408.13	3,054.13	4,408.33	251,868.14	986.24	4,912.47	1,430.34
07/31/06	136,123.90	400.35	3,060.84	4,435.46	244,898.69	950.89	4,804.96	1,389.55
08/31/06	137,438.76	412.85	3,134.21	4,541.03	245,285.88	972.80	4,926.96	1,405.43
09/30/06	139,849.32	424.20	3,208.49	4,658.19	251,287.35	994.98	5,016.14	1,414.85
10/31/06	144,816.55	439.13	3,317.58	4,810.05	261,741.52	1,033.19	5,213.78	1,473.71
11/30/06	148,249.78	447.83	3,388.24	4,901.44	271,808.50	1,073.69	5,401.48	1,521.16
12/31/06	148,592.82	449.35	3,431.61	4,970.06	270,646.93	1,064.03	5,400.94	1,513.71
01/31/07	152,306.72	460.90	3,497.84	5,045.21	277,229.19	1,102.76	5,583.49	1,568.72
02/28/07	148,739.91	452.23	3,437.68	4,946.32	278,971.55	1,100.34	5,592.42	1,580.22
03/31/07	150,799.10	454.66	3,473.35	5,001.72	282,069.08	1,106.18	5,636.95	1,601.49
1 Month	1.38%	0.54%	1.04%	1.12%	1.11%	0.53%	0.80%	1.35%
3 Month	1.48%	1.18%	1.22%	0.64%	4.22%	3.96%	4.37%	5.80%
6 Month	7.83%	7.18%	8.26%	7.37%	12.29%	11.18%	12.38%	13.19%
YTD	1.48%	1.18%	1.22%	0.64%	4.22%	3.96%	4.37%	5.80%
1 Year	7.35%	7.05%	11.84%	11.82%	7.45%	6.90%	11.79%	8.44%
3 Year	31.74%	22.53%	35.76%	33.30%	45.12%	42.04%	54.96%	45.64%
3 Year (A)	9.62%	7.01%	10.73%	10.05%	13.22%	12.41%	15.72%	13.35%
5 Year	28.06%	18.62%	39.76%	35.51%	47.62%	57.05%	83.47%	66.22%
5 Year (A)	5.07%	3.47%	6.92%	6.27%	8.10%	9.45%	12.90%	10.70%
10 Year	73.66%	71.01%	128.39%	120.00%	112.02%	146.54%	230.82%	280.07%
10 Year (A)	5.67%	5.51%	8.61%	8.20%	7.80%	9.44%	12.71%	14.28%
Inception (9/2/82)	1203.74%	1476.36%	2154.98%	2159.09%	2247.15%	n/a	n/a	3987.51%
Inception (A)	11.01%	11.87%	13.51%	13.52%	13.69%	n/a	n/a	16.29%
Registration (10/19/81)	1407.99%	1497.04%	2267.66%	2312.88%	2720.69%	n/a	n/a	4176.33%
Registration (A)	11.24%	11.50%	13.23%	13.32%	14.01%	n/a	n/a	15.89%

Sit Investment Associates
Sit Mutual Funds

Please refer to the general disclosure cited on the title page. Please refer to the performance data disclosure cited on p. 35.

VI. Small Cap Growth Portfolio Characteristics

Please refer to the general disclosure cited on the title page.
The following performance data quoted represents past performance. Past performance does not guarantee future results. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance may be lower or higher than the performance data quoted. Performance data current to the most recent month-end can be obtained at www.sitfunds.com or 800-332-5580.

Small Cap Growth Investment Universe

March 31, 2007

SCREEN #1
Market Cap $500M - $2.5B

	# OF COMPANIES	SECTOR WEIGHT
Non-Energy Minerals	34	2.5
Producer Manufacturing	88	6.4
Electronic Technology	**128**	**9.4**
Consumer Durables	52	3.8
Energy Minerals	44	3.2
Process Industries	53	3.9
Health Technology	**108**	**7.9**
Consumer Non-Durables	52	3.8
Industrial Services	53	3.9
Commercial Services	78	5.7
Technology Services	**90**	**6.6**
Health Services	44	3.2
Consumer Services	96	7.0
Retail Trade	74	5.4
Transportation	34	2.5
Utilities	40	2.9
Finance	272	19.9
Communications	27	2.0
TOTAL	**1367**	**100.0**

→

SCREEN #2
IBES Long Term EPS Growth > 15%
or
'06-'07 and '07-'08 EPS Growth > 15%

	# OF COMPANIES	SECTOR WEIGHT	Russell 2000 Growth WEIGHT	Russell 2000 WEIGHT	Sit Small Cap Growth WEIGHT
Non-Energy Minerals	13	1.9	2.2	2.4	2.1
Producer Manufacturing	50	7.3	8.3	7.2	9.2
Electronic Technology	**90**	**13.1**	**13.3**	**10.5**	**13.7**
Consumer Durables	20	2.9	2.8	3.3	1.1
Energy Minerals	26	3.8	3.0	2.6	7.1
Process Industries	16	2.3	2.8	3.9	1.8
Health Technology	**81**	**11.8**	**14.7**	**8.6**	**16.2**
Consumer Non-Durables	23	3.3	3.5	4.0	3.4
Industrial Services	37	5.4	3.6	3.4	7.9
Commercial Services	54	7.8	7.1	5.4	2.2
Technology Services	**71**	**10.3**	**9.2**	**6.9**	**10.2**
Health Services	33	4.8	4.3	2.9	7.2
Consumer Services	49	7.1	6.8	6.0	1.1
Retail Trade	44	6.4	5.3	5.2	3.2
Transportation	13	1.9	2.7	1.9	1.3
Utilities	6	0.9	0.2	2.9	1.2
Finance	52	7.6	9.0	21.4	7.3
Communications	10	1.5	1.3	1.5	4.1
TOTAL	**688**	**100.0**	**100.0**	**100.0**	**100.0**

Source: FactSet Research and Sit Investment Associates, Inc.

Rotation of Major Industry Weights Over Time

Sit Small Cap Growth

PORTFOLIO WEIGHTINGS	12/02	12/03	12/04	03/05	06/05	09/05	12/05	03/06	06/06	09/06	12/06	03/07
NON-ENERGY MINERALS	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.8%	1.1%	1.8%	1.7%	1.8%	2.1%
PRODUCER MANUFACTURING	6.7	5.0	6.4	7.8	7.2	7.4	6.9	8.9	9.4	7.9	7.9	9.2
ELECTRONIC TECHNOLOGY	10.7	25.2	16.1	13.6	11.5	10.3	11.1	12.4	12.0	13.2	14.2	13.7
CONSUMER DURABLES	2.4	1.8	2.5	2.9	2.3	2.0	1.1	1.3	1.5	1.4	1.3	1.1
ENERGY MINERALS	2.9	2.1	9.6	10.3	12.7	14.7	11.6	9.7	9.6	8.8	7.2	7.1
PROCESS INDUSTRIES	5.1	3.6	3.5	2.9	0.0	0.0	0.0	0.0	0.0	0.0	0.2	1.8
HEALTH TECHNOLOGY	13.6	12.8	14.5	12.5	14.5	14.4	14.9	14.5	13.5	16.1	19.2	16.2
CONSUMER NON-DURABLES	4.9	2.5	2.0	2.2	2.9	2.6	2.6	2.9	3.5	3.3	3.7	3.4
INDUSTRIAL SERVICES	1.9	3.0	3.8	4.3	4.7	7.3	7.2	8.9	11.4	9.8	9.8	7.9
COMMERCIAL SERVICES	4.4	2.2	3.4	3.1	3.1	1.5	1.4	1.1	1.0	0.8	1.1	2.2
TECHNOLOGY SERVICES	7.7	9.2	11.4	12.7	12.0	10.5	8.0	8.2	8.8	9.9	9.6	10.2
HEALTH SERVICES	7.8	4.7	2.0	2.2	2.8	3.6	4.9	4.3	4.6	6.1	7.0	7.2
CONSUMER SERVICES	6.7	2.7	1.5	2.2	1.7	2.1	2.4	2.7	3.6	1.8	1.6	1.1
RETAIL TRADE	7.4	5.8	6.3	5.2	6.5	5.6	6.8	6.7	3.5	2.8	2.2	3.2
TRANSPORTATION	2.1	2.1	4.6	5.1	4.3	3.9	4.0	3.6	2.7	2.8	1.9	1.3
UTILITIES	2.1	5.1	2.0	2.1	2.4	2.3	2.0	1.8	2.0	2.1	2.3	1.2
FINANCE	13.6	12.2	7.4	7.4	7.4	6.7	9.5	8.2	7.9	8.3	6.1	7.3
COMMUNICATIONS	0.0	0.0	3.0	3.5	4.3	5.1	4.8	4.0	3.2	3.2	3.1	4.1
	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

RUSSELL 2000 GROWTH WEIGHTING	12/02	12/03	12/04	03/05	06/05	09/05	12/05	03/06	06/06	09/06	12/06	03/07
NON-ENERGY MINERALS	0.7%	0.8%	1.8%	2.1%	1.9%	2.3%	2.3%	2.8%	2.9%	2.2%	2.1%	2.2%
PRODUCER MANUFACTURING	6.2	5.0	6.1	6.0	6.6	6.8	6.9	7.2	6.9	8.3	8.5	8.3
ELECTRONIC TECHNOLOGY	12.7	17.4	14.3	13.0	13.4	13.5	13.5	14.6	13.4	12.8	12.8	13.3
CONSUMER DURABLES	4.0	3.1	4.6	5.1	3.5	3.4	3.5	3.4	3.1	2.9	2.9	2.8
ENERGY MINERALS	2.7	1.8	2.3	2.9	2.7	3.6	3.2	3.2	3.8	3.0	3.0	3.0
PROCESS INDUSTRIES	3.3	2.5	2.9	3.0	2.2	1.9	2.0	2.1	2.1	2.8	2.7	2.8
HEALTH TECHNOLOGY	14.1	16.7	15.2	13.9	15.1	15.2	14.9	14.6	13.9	15.6	15.1	14.7
CONSUMER NON-DURABLES	2.5	2.1	2.0	2.2	2.7	2.3	2.4	2.4	2.6	3.1	3.3	3.5
INDUSTRIAL SERVICES	2.9	2.6	3.7	4.2	4.4	5.3	5.1	5.2	5.8	3.9	3.7	3.6
COMMERCIAL SERVICES	5.7	4.7	6.0	5.8	5.8	6.0	5.9	5.9	6.0	6.6	7.0	7.1
TECHNOLOGY SERVICES	9.4	11.8	11.1	11.0	9.3	9.2	9.5	9.1	8.9	9.5	9.4	9.2
HEALTH SERVICES	5.1	5.3	5.6	5.8	5.3	5.2	5.0	4.5	4.5	4.2	4.2	4.3
CONSUMER SERVICES	6.5	5.7	6.2	6.9	6.9	6.3	6.2	6.0	6.1	6.4	6.6	6.8
RETAIL TRADE	5.0	5.4	4.6	5.0	6.0	5.4	5.6	5.5	5.3	5.4	5.1	5.3
TRANSPORTATION	1.3	1.9	2.3	2.2	2.6	2.5	2.8	2.8	3.1	2.6	2.6	2.7
UTILITIES	1.0	0.3	0.1	0.1	0.1	0.1	0.1	0.1	0.1	0.1	0.2	0.2
FINANCE	15.6	11.4	10.1	9.8	10.5	10.1	10.2	9.7	10.1	9.5	9.4	9.0
COMMUNICATIONS	1.3	1.5	1.0	1.0	1.0	1.0	1.0	1.0	1.1	1.1	1.4	1.3
	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Please refer to the general disclosure cited on the title page. Please refer to the performance data disclosure cited on p. 43.

Industry Sector Portfolio Evaluation

Sit Small Cap Growth

March 31, 2007

NON-ENERGY MINERALS	$000	% EQUITY
RTI INTL METALS INC	1,666	1.7
HAYNES INTERNATIONAL INC	372	0.4
		2.1

PRODUCER MANUFACTURING	$000	% EQUITY
ANIXTER INTL INC	1,550	1.6
ROPER INDS INC	1,460	1.5
KAYDON CORP	1,270	1.3
AMETEK INC	1,224	1.3
IDEX CORP	1,130	1.2
JOY GLOBAL INC	789	0.8
ASTEC INDUSTRIES INC	781	0.8
TELEDYNE TECHNOLOGIES INC	686	0.7
		9.2

ELECTRONIC TECHNOLOGY	$000	% EQUITY
COMMSCOPE INC	1,913	2.0
ARRIS GROUP INC	1,616	1.7
MICROS SYSTEMS INC	1,452	1.5
VARIAN SEMICONDUCTOR EQUIP	1,329	1.4
TRIMBLE NAVIGATION LTD	1,136	1.2
SONUS NETWORKS INC	908	0.9
INTERSIL CORP	772	0.8
SILICON LABORATORIES INC	748	0.8
MACROVISION CORP	674	0.7
MICROSEMI CORP	520	0.5
FAIRCHILD SEMICONDUCTOR INTL	502	0.5
XYRATEX LTD	486	0.5
VIASAT INC	485	0.5
RACKABLE SYSTEMS INC	341	0.4
RADYNE COMSTREAM INC	263	0.3
		13.7

CONSUMER DURABLES	$000	% EQUITY
SCIENTIFIC GAMES CORP	1,037	1.1
		1.1

ENERGY MINERALS	$000	% EQUITY
FRONTIER OIL CORP	2,477	2.6
SOUTHWESTERN ENERGY CO	2,115	2.2
ARENA RESOURCES INC	1,591	1.6
GASCO ENERGY INC	463	0.5
US BIOENERGY CORP	204	0.2
		7.1

PROCESS INDUSTRIES	$000	% EQUITY
UAP HLDG CORP	1,013	1.1
LANDEC CORP	577	0.6
BASIN WATER INC	154	0.2
		1.8

HEALTH TECHNOLOGY	$000	% EQUITY
CELGENE CORP	1,957	2.0
KYPHON INC	1,634	1.7
INTUITIVE SURGICAL INC	1,532	1.6
NUVASIVE INC	1,506	1.6
AMYLIN PHARMACEUTICALS INC	1,098	1.1
SURMODICS INC	961	1.0
RESMED INC	932	1.0
CRYOLIFE INC	872	0.9
PERKINELMER INC	848	0.9
IMMUCOR INC	792	0.8
LIFECELL CORP	772	0.8
EV3 INC	756	0.8
PALOMAR MED TECHNOLOGIES INC	555	0.6
VENTANA MEDICAL SYSTEM INC	512	0.5
CV THERAPEUTICS INC	466	0.5
ACCURAY INC	414	0.4
		16.2

CONSUMER NON-DURABLES	$000	% EQUITY
COACH INC	2,162	2.2
HANSEN NATURAL CORP	1,136	1.2
		3.4

INDUSTRIAL SERVICES	$000	% EQUITY
MCDERMOTT INTL INC	1,438	1.5
URS CORP	1,278	1.3
CHICAGO BRIDGE & IRON CO	1,230	1.3
CORE LABORATORIES N V	1,123	1.2
LUFKIN INDUSTRIES INC	955	1.0
DRIL-QUIP INC	567	0.6
FLOTEK INDUSTRIES INC	553	0.6
STERLING CONSTRUCTION CO INC	444	0.5
		7.9

COMMERCIAL SERVICES	$000	% EQUITY
FACTSET RESEARCH SYSTEMS INC	949	1.0
GETTY IMAGES INC	773	0.8
AEGEAN MARINE PETROLEUM	362	0.4
		2.2

TECHNOLOGY SERVICES	$000	% EQUITY
CITRIX SYSTEMS INC	1,528	1.6
ANSYS INC	1,508	1.6
INFORMATICA CORP	1,313	1.4
J2 GLOBAL COMMUNICATIONS INC	1,069	1.1
ULTIMATE SOFTWARE GROUP INC	927	1.0
WEBEX COMMUNICATIONS INC	859	0.9
BUSINESS OBJECTS SA ADR	702	0.7
QUEST SOFTWARE INC	631	0.7
CACI INTL INC	506	0.5
SYNTEL INC	433	0.4
TIBCO SOFTWARE INC	360	0.4
		10.2

HEALTH SERVICES	$000	% EQUITY
PSYCHIATRIC SOLUTIONS INC	1,229	1.3
COVANCE INC	1,080	1.1
HEALTHWAYS INC	1,071	1.1
STERICYCLE INC	1,031	1.1
VCA ANTECH INC	1,004	1.1
RADIATION THERAPY SVCS INC	783	0.8
ALLSCRIPTS HEALTHCARE SOLTNS	756	0.8
		7.2

CONSUMER SERVICES	$000	% EQUITY
LIFE TIME FITNESS INC	1,064	1.1
		1.1

RETAIL TRADE	$000	% EQUITY
JOS A BANK CLOTHIERS INC	1,159	1.2
DSW INC	1,085	1.1
GAMESTOP CORP	879	0.9
		3.2

TRANSPORTATION	$000	% EQUITY
UTI WORLDWIDE INC	1,229	1.3
		1.3

UTILITIES	$000	% EQUITY
EQUITABLE RESOURCES INC	1,146	1.2
		1.2

FINANCE	$000	% EQUITY
AFFILIATED MANAGERS GRP INC	2,143	2.2
NATIONAL FINANCIAL PRTNRS CP	1,256	1.3
NAVIGATORS GROUP INC	1,044	1.1
ASPEN INSURANCE HOLDINGS LTD	988	1.0
BOSTON PRIVATE FINL HLDGS	600	0.6
UCBH HOLDINGS INC	571	0.6
COWEN GROUP INC	406	0.4
		7.3

COMMUNICATIONS	$000	% EQUITY
SBA COMMUNICATIONS CORP	1,851	1.9
NII HOLDINGS INC	1,106	1.1
TIME WARNER TELECOM INC	990	1.0
		4.1

Portfolio Market Capitalization Summary

Sit Small Cap Growth

March 31, 2007

ISSUE DESCRIPTION	SHARES	COST	LAST	%EQ	MKT CAP
CELGENE CORP	37,300	10.038	52.460	3.0	19,538
COACH INC	43,300	5.180	50.050	3.3	18,537
NII HOLDINGS INC	14,500	21.181	74.180	1.1	12,027
SOUTHWESTERN ENERGY CO	51,100	19.431	40.980	3.3	6,930
EQUITABLE RESOURCES INC	33,700	23.465	48.320	1.3	5,877
CITRIX SYSTEMS INC	47,700	24.555	32.030	1.1	5,784
MCDERMOTT INTL INC	39,350	24.881	48.980	1.5	5,439
GAMESTOP CORP NEW	37,000	27.780	32.570	0.9	4,911
AMYLIN PHARMACEUTICALS INC	39,400	34.703	37.360	1.1	4,887
ROPER INDS INC NEW	31,100	24.000	54.880	1.5	4,835
JOY GLOBAL INC	17,955	13.318	42.900	0.8	4,784
INTUITIVE SURGICAL INC	12,100	88.593	121.570	1.1	4,541
RESMED INC	18,500	38.518	50.370	1.0	3,889
COVANCE INC	18,300	48.227	59.340	1.1	3,791
AMETEK INC	35,435	27.551	34.540	1.3	3,670
STERICYCLE INC	12,150	33.113	81.500	1.1	3,613
FRONTIER OIL CORP	75,900	4.511	32.640	2.1	3,603
INTERSIL CORP	39,110	19.147	26.490	0.8	3,593
BUSINESS OBJECTS SA ADR	19,400	21.981	36.190	0.7	3,539
HANSEN NATURAL CORP	30,000	17.597	37.880	1.3	3,411
AFFILIATED MANAGERS GRP INC	19,775	81.543	108.350	3.3	3,345
TRIMBLE NAVIGATION LTD	44,300	15.587	26.840	1.3	3,273
SBA COMMUNICATIONS CORP	63,150	18.218	29.550	1.9	3,139
FACTSET RESEARCH SYSTEMS INC	15,100	61.050	62.850	1.0	3,079
VCA ANTECH INC	28,300	23.314	36.310	1.1	3,037
SCIENTIFIC GAMES CORP	31,100	24.333	32.830	1.1	3,018
TIME WARNER TELECOM INC	41,700	21.333	20.770	1.0	2,980
PERKINELMER INC	35,000	22.113	24.220	0.9	2,945
VARIAN SEMICONDUCTOR EQUIPMT	34,900	11.111	53.380	1.4	2,938
GETTY IMAGES INC	15,900	52.298	48.630	0.8	2,907
WEBEX COMMUNICATIONS INC	15,100	27.221	56.860	0.9	2,844
CHICAGO BRIDGE & IRON CO	40,000	15.643	30.750	1.3	2,835
IDEX CORP	23,300	38.389	50.880	1.3	2,739
COMMSCOPE INC	44,100	28.925	42.900	3.0	2,570
UTI WORLDWIDE INC	50,000	13.093	24.580	1.3	2,417
ANIXTER INTL INC	23,500	52.389	65.940	1.1	2,415
ASPEN INSURANCE HOLDINGS LTD	37,900	21.031	26.210	1.0	2,303
URS CORP	30,000	43.504	42.590	1.3	2,231
MICROS SYSTEMS INC	21,900	30.734	53.990	1.5	2,193
PSYCHIATRIC SOLUTIONS INC	30,500	29.888	40.310	1.3	2,165
RTI INTL METALS INC	18,300	30.441	91.010	1.7	2,091
FAIRCHILD SEMICONDUCTOR INTL	30,050	18.734	16.720	0.5	2,061
KYPHON INC	21,300	41.230	45.140	1.7	2,048
SONUS NETWORKS INC	113,850	7.133	8.050	0.9	2,033
IMMUCOR INC	21,900	27.580	29.430	0.8	2,021
ANSYS INC	39,100	49.733	50.770	1.1	1,987
CORE LABORATORIES N V	13,400	24.171	83.830	1.3	1,939
LIFE TIME FITNESS INC	30,700	37.191	51.410	1.1	1,884
UCBH HOLDINGS INC	30,140	19.417	18.620	0.1	1,855

ISSUE DESCRIPTION	SHARES	COST	LAST	%EQ	MKT CAP
TIBCO SOFTWARE INC	43,300	9.037	8.520	0.4	1,773
DRIL-QUIP INC	13,100	30.883	43.280	0.1	1,747
NATIONAL FINANCIAL PRTNRS CP	27,100	38.214	46.910	1.3	1,739
QUEST SOFTWARE INC	38,800	14.513	16.270	0.7	1,653
SILICON LABORATORIES INC	25,000	24.551	29.920	0.8	1,643
HEALTHWAYS INC	22,900	48.811	46.750	1.1	1,633
ARRIS GROUP INC	114,800	13.014	14.080	1.7	1,531
MICROSEMI CORP	25,000	25.099	20.810	0.5	1,495
ALLSCRIPTS HEALTHCARE SOLTNS	38,300	23.501	26.810	0.8	1,469
CACI INTL INC	10,800	15.770	46.860	0.5	1,443
SYNTEL INC	13,500	27.778	34.650	0.4	1,434
VENTANA MEDICAL SYSTEM INC	13,230	41.131	41.900	0.5	1,414
J2 GLOBAL COMMUNICATIONS INC	38,300	23.515	27.720	1.1	1,357
UAP HLDG CORP	39,400	24.409	25.850	1.1	1,318
MACROVISION CORP	21,900	24.300	25.050	0.7	1,307
TELEDYNE TECHNOLOGIES INC	18,300	39.307	37.440	0.7	1,305
KAYDON CORP	39,850	38.301	42.560	1.3	1,198
ACCURAY INC	18,100	22.664	22.240	0.4	1,188
INFORMATICA CORP	98,150	8.379	13.430	1.4	1,163
EV3 INC	38,400	14.717	19.700	0.8	1,141
BOSTON PRIVATE FINL HLDGS	21,500	29.835	27.920	0.1	1,021
VIASAT INC	14,700	22.743	32.970	0.5	979
ASTEC INDUSTRIES INC	18,900	33.413	40.250	0.8	877
LIFECELL CORP	30,900	27.741	24.970	0.8	844
NAVIGATORS GROUP INC	20,800	43.175	50.170	1.1	840
LUFKIN INDUSTRIES INC	17,000	59.164	56.180	1.0	840
NUVASIVE INC	13,400	11.910	23.750	1.1	818
HAYNES INTERNATIONAL INC	5,100	70.511	72.930	0.4	810
US BIOENERGY CORP	17,800	14.712	11.470	0.2	780
ARENA RESOURCES INC	21,750	25.328	50.120	1.1	735
PALOMAR MED TECHNOLOGIES INC	13,900	41.845	39.950	0.1	721
RADIATION THERAPY SVCS IN	24,900	30.133	30.640	0.8	718
AEGEAN MARINE PETROLEUM N	21,500	14.580	16.840	0.4	714
XYRATEX LTD	20,800	22.134	23.870	0.5	691
DSW INC	25,700	39.178	42.210	1.1	685
SURMODICS INC	21,191	27.500	36.000	1.0	663
ULTIMATE SOFTWARE GROUP INC	25,400	23.539	26.190	1.0	658
JOS A BANK CLOTHIERS INC	22,800	39.118	35.350	1.3	637
RACKABLE SYSTEMS INC	20,114	39.597	16.970	0.4	485
CV THERAPEUTICS INC	59,200	23.539	7.870	0.5	467
LANDEC CORP	40,700	13.478	14.180	0.1	357
FLOTEK INDUSTRIES INC	19,400	17.917	28.500	0.1	357
COWEN GROUP INC	24,400	17.180	16.640	0.4	250
CRYOLIFE INC	103,150	4.749	8.410	0.9	210
GASCO ENERGY INC	188,175	2.882	2.440	0.5	210
STERLING CONSTRUCTION CO INC	22,300	19.518	19.010	0.5	208
RADYNE COMSTREAM INC	39,400	12.474	9.120	0.2	167
BASIN WATER INC	22,400	11.779	6.870	0.2	135

WEIGHTED AVERAGE:	3,311
UNWEIGHTED AVERAGE:	2,535
MEDIAN:	1,855

Please refer to the general disclosure cited on the title page. Please refer to the performance data disclosure cited on p. 43.

Top 25 Holdings

Sit Small Cap Growth

March 31, 2007

Security	Sector	Market Value (000)	% of Equity	IBES LT Growth	C2008 P/E Ratio
FRONTIER OIL CORP	ENERGY MINERALS	$2,477	2.6%	6.2%	13 x
COACH INC	CONSUMER NON-DURABLES	2,162	2.2%	20.7%	22 x
AFFILIATED MANAGERS GRP INC	FINANCE	2,143	2.2%	13.5%	14 x
SOUTHWESTERN ENERGY CO	ENERGY MINERALS	2,115	2.2%	22.6%	22 x
CELGENE CORP	HEALTH TECHNOLOGY	1,957	2.0%	50.4%	30 x
COMMSCOPE INC	ELECTRONIC TECHNOLOGY	1,913	2.0%	14.0%	18 x
SBA COMMUNICATIONS CORP	COMMUNICATIONS	1,851	1.9%	N/A	N/A
RTI INTL METALS INC	NON ENERGY MINERALS	1,665	1.7%	22.0%	16 x
KYPHON INC	HEALTH TECHNOLOGY	1,634	1.7%	31.9%	28 x
ARRIS GROUP INC	ELECTRONIC TECHNOLOGY	1,616	1.7%	15.3%	15 x
ARENA RESOURCES INC	ENERGY MINERALS	1,591	1.6%	N/A	12 x
ANIXTER INTL INC	PRODUCER MANUFACTURING	1,550	1.6%	14.8%	12 x
INTUITIVE SURGICAL INC	HEALTH TECHNOLOGY	1,532	1.6%	35.0%	35 x
CITRIX SYSTEMS INC	TECHNOLOGY SERVICES	1,528	1.6%	14.6%	18 x
NUVASIVE INC	HEALTH TECHNOLOGY	1,506	1.6%	30.8%	156 x
ANSYS INC	TECHNOLOGY SERVICES	1,503	1.6%	18.0%	21 x
ROPER INDS INC NEW	PRODUCER MANUFACTURING	1,460	1.5%	14.3%	18 x
MICROS SYSTEMS INC	ELECTRONIC TECHNOLOGY	1,452	1.5%	18.4%	20 x
MCDERMOTT INTL INC	INDUSTRIAL SERVICES	1,438	1.5%	16.0%	13 x
VARIAN SEMICONDUCTOR EQUIPMT	ELECTRONIC TECHNOLOGY	1,329	1.4%	19.2%	N/A
INFORMATICA CORP	TECHNOLOGY SERVICES	1,318	1.4%	19.9%	19 x
NATIONAL FINANCIAL PRTNRS CP	FINANCE	1,295	1.3%	17.3%	12 x
URS CORP	INDUSTRIAL SERVICES	1,278	1.3%	14.0%	15 x
KAYDON CORP	PRODUCER MANUFACTURING	1,270	1.3%	14.4%	16 x
CHICAGO BRIDGE & IRON CO	INDUSTRIAL SERVICES	1,230	1.3%	24.9%	17 x
	TOTAL		42.3		

Number of Equity Holdings = 97

NM= non-meaningful, N/A=not applicable

Please refer to the general disclosure cited on the title page. Please refer to the performance data disclosure cited on p. 43.

Performance Attribution Analysis By Economic Sector

March 31, 2006 – March 31, 2007

	Sit Small Cap Growth Fund		Russell 2000 Growth		Attribution Analysis		
SIA SECTOR	Average Weight	Total Return	Average Weight	Total Return	Selection + Interaction	Allocation Effect	Total Effect
Electronic Technology	12.81	2.89	13.13	-5.16	1.07	0.28	1.35
Health Technology	16.13	4.16	14.98	-3.71	1.22	-0.11	1.11
Industrial Services	9.86	17.44	4.12	11.66	0.54	0.31	0.85
Communications	3.42	24.83	1.22	9.36	0.52	0.26	0.77
Health Services	5.67	13.08	4.27	1.48	0.52	0.00	0.52
Utilities	1.82	35.39	0.15	22.77	0.22	0.30	0.52
Non-Energy Minerals	1.61	66.75	2.53	13.08	0.56	-0.06	0.51
Producer Manufacturing	8.81	3.83	8.06	-2.70	0.49	-0.04	0.45
Consumer Services	2.10	17.46	6.45	4.89	0.49	-0.15	0.33
Consumer Non-Durables	3.43	25.46	3.01	22.59	0.07	0.12	0.19
Consumer Durables	1.35	-6.55	2.96	2.86	-0.17	0.01	-0.16
Process Industries	0.44	-55.62	2.50	6.56	-0.15	-0.06	-0.21
Transportation	2.31	-22.05	2.78	-3.30	-0.44	0.10	-0.34
Energy Minerals	8.85	0.52	3.34	-7.36	0.37	-0.81	-0.44
Finance	7.45	-4.51	9.41	2.25	-0.55	0.00	-0.55
Commercial Services	1.07	-34.26	6.62	9.04	-0.44	-0.38	-0.81
Technology Services	9.61	-4.78	9.22	4.12	-0.89	0.01	-0.87
Retail Trade	3.25	-28.92	5.24	0.47	-1.48	0.07	-1.41
Total	**100.00**	**3.36**	**100.00**	**1.56**	**1.96**	**-0.16**	**1.80**

Holdings Data As Of
SCG103 3/31/2006 through 3/29/2007
Russell 2000 Growth 3/31/2006 through 3/29/2007

Source: FactSet Research Systems Note: Returns Are Estimated

Performance Comparison Report

Performance Comparison Report
Equity

March 31, 2007

	([illegible]) International Growth Fund	Morgan Stanley EAFE Growth	Morgan Stanley EAFE	Lipper Int'l Fund	([illegible]) Small Cap Growth	Russell 2000 Gr.	Lipper - Small Cap Fund	Russell 2000	([illegible]) Science & Technology	NYSE Arca Tech 100 (Bloomberg)	Nasdaq Composite Index	S&P 500	([illegible]) Developing Markets	MSCI Em. Mkts. (Price)	MSCI Em. Mkts. Growth (Price)	Lipper Emerging Markets
03/31/06	21,792.63	2,074.96	3,919.47	1,143.72	47,680.38	2,599.89	1,161.14	3,204.37	11,219.79	874.24	2,339.79	4,472.91	18,264.64	787.80	158.98	191.80
04/30/06	22,666.55	2,169.37	4,106.66	1,198.09	48,248.49	2,592.38	1,167.31	3,201.85	11,146.90	873.27	2,322.48	4,532.85	19,415.09	841.59	169.29	205.38
05/31/06	21,598.42	2,077.59	3,947.18	1,143.33	45,367.38	2,409.94	1,113.62	3,081.92	10,372.81	812.27	2,178.71	4,402.39	17,775.96	751.00	150.55	182.80
06/30/06	21,473.58	2,080.33	3,946.92	1,137.80	45,259.37	2,411.39	1,106.63	3,043.37	10,341.84	784.16	2,171.96	4,408.33	17,694.51	747.54	149.84	181.89
07/31/06	21,411.96	2,089.96	3,985.99	1,147.92	43,351.95	2,286.33	1,073.53	2,944.34	9,887.71	769.82	2,091.35	4,435.46	17,837.04	755.24	152.20	185.80
08/31/06	21,901.60	2,140.45	4,095.59	1,179.40	43,243.74	2,351.09	1,097.80	3,031.51	10,187.02	806.80	2,183.62	4,541.03	18,254.46	773.33	157.76	190.86
09/30/06	21,778.76	2,128.42	4,101.92	1,185.42	43,122.00	2,369.08	1,111.09	3,056.67	10,455.38	828.83	2,258.30	4,658.19	18,570.07	778.37	158.84	192.28
10/31/06	22,511.96	2,200.86	4,261.46	1,228.44	44,772.22	2,522.60	1,157.77	3,232.73	10,940.47	857.30	2,366.47	4,810.06	19,455.81	814.43	165.91	202.33
11/30/06	21,068.84	2,264.91	4,388.81	1,270.06	46,490.06	2,582.89	1,194.28	3,317.75	11,188.18	881.20	2,431.62	4,901.44	20,830.24	874.09	178.24	215.62
12/31/06	21,608.64	2,328.45	4,526.58	1,310.52	46,273.64	2,576.69	1,197.90	3,328.70	11,095.29	875.51	2,415.15	4,970.06	21,448.66	912.66	186.37	225.44
01/31/07	21,678.61	2,347.14	4,557.22	1,322.49	47,720.96	2,624.62	1,224.98	3,384.29	11,126.25	891.86	2,463.78	5,045.21	21,734.37	901.48	184.37	224.36
02/28/07	21,552.66	2,365.21	4,591.99	1,320.62	47,881.28	2,616.22	1,229.06	3,357.55	10,981.76	882.89	2,415.99	4,946.32	21,438.46	895.54	182.57	222.25
03/31/07	24,098.44	2,441.65	4,711.08	1,359.12	48,927.81	2,640.29	1,241.60	3,391.48	10,940.47	881.67	2,421.54	5,001.72	22,142.51	929.01	188.51	210.72
1 Month	2.12%	3.12%	2.55%	2.92%	2.18%	0.92%	1.02%	1.07%	-0.38%	-0.14%	0.21%	1.12%	3.28%	3.74%	3.26%	3.81%
3 Month	2.07%	4.95%	4.08%	3.71%	5.74%	2.47%	3.65%	1.95%	-1.40%	0.70%	0.26%	0.64%	3.24%	1.79%	1.26%	2.34%
6 Month	10.65%	14.81%	14.85%	14.65%	11.46%	11.45%	11.75%	11.02%	4.64%	6.38%	7.21%	7.37%	19.24%	19.39%	18.69%	19.99%
YTD	2.07%	4.95%	4.08%	3.71%	5.74%	2.47%	3.65%	1.95%	-1.40%	0.70%	0.26%	0.64%	3.24%	1.79%	1.26%	2.34%
1 Year	10.58%	17.77%	20.20%	18.31%	2.62%	1.55%	6.93%	5.90%	-2.66%	0.85%	3.49%	11.82%	21.23%	17.93%	18.59%	20.30%
3 Year	51.28%	62.43%	72.06%	70.59%	40.13%	30.96%	42.52%	40.49%	8.94%	23.44%	21.43%	33.30%	100.87%	92.72%	90.43%	106.92%
3 Year (A)	14.80%	17.55%	19.83%	19.49%	11.91%	9.41%	12.54%	12.00%	2.90%	7.27%	6.69%	10.05%	26.18%	24.44%	23.95%	27.43%
5 Year	47.60%	88.08%	108.07%	104.87%	51.35%	46.10%	64.80%	68.10%	1.44%	28.67%	31.22%	35.51%	142.58%	164.16%	150.90%	200.97%
5 Year (A)	8.10%	13.47%	15.78%	15.42%	8.64%	7.88%	10.51%	10.95%	0.29%	5.17%	5.59%	6.27%	19.39%	21.46%	20.20%	24.65%
10 Year	30.38%	75.83%	122.33%	134.62%	192.76%	84.33%	150.88%	164.90%	n/a	n/a	n/a	n/a	89.54%	80.53%	n/a	129.92%
10 Year (A)	2.69%	5.81%	8.31%	8.90%	11.34%	6.31%	9.63%	10.23%	n/a	n/a	n/a	n/a	6.60%	6.09%	n/a	8.68%
Inception	140.98%	128.87%	224.39%	311.09%	389.28%	161.16%	273.42%	291.22%	9.40%	201.44%	54.20%	69.38%	121.43%	91.88%	n/a	166.76%
Inception (A)	5.87%	5.51%	7.93%	9.60%	13.29%	7.81%	10.88%	11.33%	0.98%	12.75%	4.79%	5.86%	6.43%	5.33%	n/a	7.99%
Registration	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Registration (A)	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a

Please refer to the general disclosure cited on the title page. Please refer to the performance data disclosure cited on p. 43.

VII. Dividend Growth Portfolio Characteristics

Please refer to the general disclosure cited on the title page.
The following performance data quoted represents past performance. Past performance does not guarantee future results. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance may be lower or higher than the performance data quoted. Performance data current to the most recent month-end can be obtained at www.sitfunds.com or 800-332-5580.

Sit Dividend Growth Fund Structure / Characteristics

The following market environment information is a combination of outside research sources and the collective opinions of SIA analysts. This information is presented only as of the date indicated and is subject to change without notice with subsequent market events or other reasons.

- Dividend yield (gross) approximately 100 bps higher than S&P 500
- Forecasted beta of 0. 85 (provided by Northfield Information Systems)
- Below average portfolio turnover
- EPS growth rates similar to S&P 500, with lower valuations
- Above average "stability" (balance sheets, earnings, cash flow)
- Sector weights differ materially from S&P and Russell Style indices (both growth and value)
- Over 50% of holdings in SIA growth portfolios
- 96% of portfolio invested in common equities; the remainder is in REITs, LPs and Trusts
- ADR's account for 11.0% of the portfolio
- Equal proportion of dividend growth companies and higher yielding securities

Please refer to the general disclosure cited on the title page. Please refer to the performance data disclosure cited on p. 51.

Sit Dividend Growth: Balancing Income, Capital Appreciation Potential

March 31, 2007

Yield-Oriented

Ticker	Company Name	% of Total Equity	Div Yield	Div Payout Ratio	Long Term EPS Growth
AB	ALLIANCEBERNSTEIN HOLDING LP	1.9%	6.5%	104%	11%
AMB	AMB PROPERTY CORP	0.9%	3.4%	95%	8%
AHL	ASPEN INSURANCE HOLDINGS LTD	0.9%	2.3%	16%	10%
T	AT&T INC	2.0%	3.6%	72%	9%
CTR	CATO CORP -CL A	0.8%	2.6%	37%	10%
CVX	CHEVRON CORP	1.6%	2.8%	27%	5%
C	CITIGROUP INC	2.3%	4.2%	46%	10%
CMP	COMPASS MINERALS INTL INC	0.8%	3.8%	73%	5%
DEO	DIAGEO PLC -ADR	1.4%	2.9%	51%	8%
DD	DU PONT (E I) DE NEMOURS	1.0%	3.0%	43%	8%
EMR	EMERSON ELECTRIC CO	1.5%	2.5%	42%	8%
EN	ENEL SPA -ADR	0.8%	5.3%	95%	8%
EQT	EQUITABLE RESOURCES INC	1.3%	1.8%	49%	10%
EXC	EXELON CORP	1.2%	2.5%	69%	9%
GE	GENERAL ELECTRIC CO	3.6%	3.2%	53%	11%
GIS	GENERAL MILLS INC	1.0%	2.5%	43%	8%
GAIN	GLADSTONE INVT CORP	0.7%	6.0%		10%
GSK	GLAXOSMITHKLINE PLC -ADR	1.3%	3.2%	48%	8%
HON	HONEYWELL INTERNATIONAL INC	0.8%	2.1%	37%	11%
HGT	HUGOTON ROYALTY TRUST	0.7%	4.5%	79%	
IPCR	IPC HOLDINGS LTD	0.8%	2.4%	11%	9%
JNJ	JOHNSON & JOHNSON	2.0%	2.4%	40%	9%
JPM	JPMORGAN CHASE & CO	2.1%	2.8%	39%	10%
KYN	KAYNE ANDERSON MLP INVSMNT C	1.7%	5.5%	100%	6%
KMB	KIMBERLY-CLARK CORP	1.3%	3.1%	61%	7%
KMI	KINDER MORGAN INC	0.3%	3.3%	100%	10%
LLY	LILLY (ELI) & CO	1.0%	3.1%	66%	9%
LNC	LINCOLN NATIONAL CORP	1.6%	2.3%	29%	11%
MIC	MACQUARIE INFRASTRUCT CO TR	1.2%	5.7%	100%	7%
MRO	MARATHON OIL CORP	2.3%	1.6%	12%	10%
PBI	PITNEY BOWES INC	1.3%	2.9%	51%	10%
RPM	RPM INTERNATIONAL INC	0.6%	3.0%	62%	10%
SFL	SHIP FINANCE INTL LTD	0.5%	7.0%	84%	7%
SO	SOUTHERN CO	0.6%	4.2%	73%	5%
PCU	SOUTHERN COPPER CORP	0.6%	9.1%	79%	10%
TNH	TERRA NITROGEN CO -LP	0.5%	6.5%	100%	
TOT	TOTAL SA -ADR	2.4%	2.9%	33%	7%
TNP	TSAKOS ENERGY NAVIGATION LTD	0.5%	5.1%	23%	10%
USB	U S BANCORP	0.7%	4.6%	55%	9%
UAPH	UAP HOLDING CORP	0.9%	2.9%	87%	10%
VFC	V F CORP	0.7%	2.6%	46%	10%
WFC	WELLS FARGO & CO	2.1%	3.3%	44%	11%
	Total	53%			
	Median		3.1%	51.%	8.%

Growth-Oriented

Ticker	Company Name	% of Total Equity	Div Yield	Div Payout Ratio	Long Term EPS Growth
ABB	ABB LTD -ADR	0.3%	0.9%	13%	16%
ABT	ABBOTT LABORATORIES	1.6%	2.3%	38%	12%
ACN	ACCENTURE LTD	1.1%	0.9%	16%	14%
ACE	ACE LTD	1.6%	1.7%	14%	12%
APD	AIR PRODUCTS & CHEMICALS INC	1.0%	2.1%	39%	12%
ADI	ANALOG DEVICES	0.9%	2.0%	40%	20%
ADP	AUTOMATIC DATA PROCESSING	0.9%	2.0%	40%	12%
BCR	BARD (C.R.) INC	0.7%	0.7%	21%	15%
BDX	BECTON DICKINSON & CO	1.4%	1.2%	34%	12%
BBY	BEST BUY CO INC	0.7%	0.8%	14%	16%
BNI	BURLINGTON NORTHERN SANTA FE	0.9%	1.2%	18%	14%
CRS	CARPENTER TECHNOLOGY CORP	0.7%	0.7%	9%	
CLE	CLAIRES STORES INC	0.3%	1.2%	23%	13%
CL	COLGATE-PALMOLIVE CO	0.8%	2.2%	50%	12%
COST	COSTCO WHOLESALE CORP	0.7%	1.0%	22%	13%
DE	DEERE & CO	1.4%	1.6%	26%	9%
DO	DIAMOND OFFSHRE DRILLING INC	0.9%	0.6%	82%	30%
BEN	FRANKLIN RESOURCES INC	0.9%	0.5%	10%	16%
GD	GENERAL DYNAMICS CORP	1.8%	1.5%	22%	12%
GVA	GRANITE CONSTRUCTION INC	0.7%	0.7%	20%	12%
HAL	HALLIBURTON CO	0.9%	0.9%	13%	18%
HPQ	HEWLETT-PACKARD CO	0.9%	0.8%	14%	13%
IBM	INTL BUSINESS MACHINES CORP	1.1%	1.2%	20%	11%
ITT	ITT CORP	0.9%	0.9%	17%	12%
LTD	LIMITED BRANDS INC	0.8%	2.3%	36%	14%
LUFK	LUFKIN INDUSTRIES INC	0.8%	1.5%	19%	18%
MHP	MCGRAW-HILL COMPANIES	1.4%	1.3%	30%	12%
MCK	MCKESSON CORP	1.0%	0.4%	8%	14%
MEL	MELLON FINANCIAL CORP	1.5%	2.0%	39%	12%
MSFT	MICROSOFT CORP	1.7%	1.4%	32%	14%
NOK	NOKIA CORP -ADR	0.8%	1.7%	0%	10%
NTRS	NORTHERN TRUST CORP	0.7%	1.7%	31%	12%
NVS	NOVARTIS AG -ADR	1.4%	1.7%	26%	13%
OXY	OCCIDENTAL PETROLEUM CORP	1.9%	1.8%	16%	11%
OMI	OWENS & MINOR INC	0.8%	1.8%	51%	12%
PEP	PEPSICO INC	1.5%	1.9%	35%	11%
PKI	PERKINELMER INC	1.0%	1.1%	29%	13%
PG	PROCTER & GAMBLE CO	2.1%	2.0%	42%	12%
QCOM	QUALCOMM INC	0.9%	1.3%	32%	18%
SYNT	SYNTEL INC	0.8%	0.7%	119%	18%
UBS	UBS AG	1.2%	2.1%	26%	12%
UPS	UNITED PARCEL SERVICE INC	0.8%	2.4%	40%	12%
UTX	UNITED TECHNOLOGIES CORP	2.1%	1.6%	28%	11%
WYE	WYETH	1.3%	2.0%	33%	11%
	Total	47%			
	Median		1.4%	28%	12%

Source: FactSet Research Systems

Please refer to the general disclosure cited on the title page. Please refer to the performance data disclosure cited on p. 51.

Rotation of Major Industry Weights Over Time

Sit Dividend Growth

PORTFOLIO WEIGHTINGS	12/04	03/05	06/05	09/05	12/05	03/06	06/06	09/06	12/06	03/07
NON-ENERGY MINERALS	0.0	0.0	0.5	1.0	1.3	1.7	1.4	1.2	1.0	1.3
PRODUCER MANUFACTURING	13.9	16.9	14.7	16.2	15.6	14.8	14.8	13.5	12.7	12.3
ELECTRONIC TECHNOLOGY	4.2	4.8	4.5	4.7	4.8	4.2	3.7	3.7	3.6	4.6
CONSUMER DURABLES	3.4	3.0	0.9	0.0	0.0	0.0	0.0	0.0	0.0	0.0
ENERGY MINERALS	10.3	10.7	10.1	10.8	9.4	9.3	9.5	8.9	8.9	8.9
PROCESS INDUSTRIES	6.7	6.8	5.4	4.8	4.8	3.7	2.9	1.8	4.0	4.8
HEALTH TECHNOLOGY	9.8	9.0	10.7	11.6	11.9	11.7	11.8	13.5	11.9	11.8
CONSUMER NON-DURABLES	10.1	9.4	10.0	9.2	9.5	9.2	9.6	9.8	9.1	8.9
INDUSTRIAL SERVICES	6.4	4.8	6.5	3.8	4.0	4.3	4.8	4.2	3.7	3.6
COMMERCIAL SERVICES	1.4	1.6	1.7	1.7	1.5	2.4	2.8	2.8	2.9	2.7
TECHNOLOGY SERVICES	0.0	0.0	0.0	1.3	2.5	3.3	3.7	4.0	4.7	4.5
HEALTH SERVICES	0.0	1.3	1.0	0.5	0.8	0.8	0.7	1.7	2.0	1.8
CONSUMER SERVICES	1.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
RETAIL TRADE	3.1	4.1	4.2	3.6	3.7	3.6	2.8	3.8	3.5	3.3
TRANSPORTATION	4.0	3.2	3.9	3.5	3.2	3.0	2.8	2.5	2.7	2.8
UTILITIES	4.5	3.6	4.2	4.7	4.3	3.9	3.4	3.6	4.1	3.9
FINANCE	18.9	16.8	17.4	18.9	20.1	21.7	22.9	22.0	23.8	22.9
COMMUNICATIONS	2.3	4.1	4.4	3.7	2.8	2.5	2.5	3.2	1.7	2.0
	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

S&P 500 WEIGHTING	12/04	03/05	06/05	09/05	12/05	03/06	06/06	09/06	12/06	03/07
NON-ENERGY MINERALS	1.1	1.1	1.0	1.1	1.2	1.2	1.2	1.1	1.2	1.3
PRODUCER MANUFACTURING	9.2	9.3	8.9	8.7	8.9	8.9	8.9	8.6	8.5	8.6
ELECTRONIC TECHNOLOGY	9.9	9.5	9.7	10.0	9.9	9.9	9.1	9.4	9.3	8.8
CONSUMER DURABLES	1.8	1.7	1.7	1.7	1.6	1.7	1.5	1.5	1.5	1.5
ENERGY MINERALS	5.9	7.3	7.3	8.2	7.4	7.5	7.8	7.4	7.8	8.0
PROCESS INDUSTRIES	2.3	2.4	2.2	2.0	2.1	2.2	2.2	2.2	2.2	2.3
HEALTH TECHNOLOGY	10.4	10.3	10.6	10.2	10.1	9.9	9.5	10.0	9.5	9.5
CONSUMER NON-DURABLES	7.7	7.9	7.6	7.8	7.5	7.1	7.3	7.4	7.3	7.4
INDUSTRIAL SERVICES	1.4	1.6	1.8	2.1	2.2	2.5	2.6	2.2	2.3	2.4
COMMERCIAL SERVICES	1.2	1.2	1.1	1.1	1.2	1.3	1.2	1.2	1.3	1.2
TECHNOLOGY SERVICES	5.9	5.4	5.2	5.1	4.9	4.8	5.2	5.3	5.5	5.4
HEALTH SERVICES	2.3	2.5	2.8	2.9	3.1	3.1	2.8	2.8	2.5	2.6
CONSUMER SERVICES	5.2	5.5	5.2	5.0	4.8	4.7	5.0	4.7	4.9	5.0
RETAIL TRADE	7.1	6.9	6.6	6.1	6.0	6.0	5.9	5.6	5.4	5.6
TRANSPORTATION	1.8	1.7	1.5	1.6	1.8	1.9	2.0	1.7	1.7	1.7
UTILITIES	3.0	3.1	3.4	3.6	3.3	3.2	3.4	3.4	3.5	3.7
FINANCE	20.5	19.6	20.2	19.6	21.0	20.8	21.2	21.9	22.1	21.3
COMMUNICATIONS	3.3	3.1	3.2	3.1	3.0	3.3	3.3	3.5	3.5	3.7
	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Please refer to the general disclosure cited on the title page. Please refer to the performance data disclosure cited on p. 51.

Sit Dividend Growth Fund Strategy vs. Benchmarks

Data as of March 31, 2007

ECONOMIC SECTOR	Dividend Growth Fund Weight	S&P 500 Weight	Relative Weight +/-	Russell 1000 Growth Weight	Relative Weight +/-	Russell 1000 Value Weight	Relative Weight +/-
Non-Energy Mineral	1.3	1.3	0	1.1	0	1.5	0
Producer Manufacturing	12.3	8.6	++	10.3	+	5.9	++
Electronic Technology	**4.6**	**8.8**	--	**15.1**	--	**2.0**	+
Consumer Durables	0.0	1.5	-	1.5	-	1.6	-
Energy Minerals	8.9	8.0	0	1.6	++	13.9	--
Process Industries	4.8	2.3	+	2.1	+	3.0	+
Health Technology	**11.8**	**9.5**	+	**13.2**	-	**5.6**	++
Consumer Non-Durables	8.9	7.4	+	7.2	+	6.8	+
Industrial Services	3.6	2.4	+	3.0	0	0.3	++
Commercial Services	2.7	1.2	+	2.4	0	0.8	+
Technology Services	**4.5**	**5.4**	**0**	**9.8**	--	**1.1**	++
Health Services	1.8	2.6	0	3.9	-	1.3	0
Consumer Services	0.0	5.0	--	5.4	--	5.3	--
Retail Trade	3.3	5.6	-	9.9	--	1.9	+
Transportation	2.8	1.7	+	2.6	0	0.8	+
Utilities	3.9	3.7	0	1.5	+	6.7	-
Finance	22.9	21.3	+	8.3	++	34.8	--
Communications	2.0	3.7	-	0.9	+	6.7	--
BENCHMARK AVG/TOTAL	100.0	100.0		100.0		100.0	
% OF DIVIDEND GROWTH FUND IN INDEX OR STRATEGY		**69%**		**52%**		**56%**	

Please refer to the general disclosure cited on the title page. Please refer to the performance data disclosure cited on p. 51.

Industry Sector Portfolio Evaluation

Sit Dividend Growth

March 31, 2007

NON-ENERGY MINERALS	$000	% EQUITY
CARPENTER TECHNOLOGY CORP	229	0.7
SOUTHERN COPPER CORP	215	0.6
		1.3

PRODUCER MANUFACTURING	$000	% EQUITY
GENERAL ELECTRIC CO	1,206	3.6
UNITED TECHNOLOGIES CORP	689	2.1
GENERAL DYNAMICS CORP	588	1.8
EMERSON ELECTRIC CO	508	1.5
DEERE & CO	478	1.4
ITT CORPORATION	302	0.9
HONEYWELL INTERNATIONAL INC	253	0.8
ABB LTD	108	0.3
		12.3

ELECTRONIC TECHNOLOGY	$000	% EQUITY
INTL BUSINESS MACHINES CORP	377	1.1
HEWLETT-PACKARD CO	305	0.9
QUALCOMM INC	290	0.9
ANALOG DEVICES	290	0.9
NOKIA CORP ADR	264	0.8
		4.6

ENERGY MINERALS	$000	% EQUITY
TOTAL S A ADR	809	2.4
MARATHON OIL CORP	786	2.3
OCCIDENTAL PETROLEUM CORP	621	1.9
CHEVRON CORP	533	1.6
HUGOTON ROYALTY TRUST	249	0.7
		8.9

PROCESS INDUSTRIES	$000	% EQUITY
DU PONT E I DE NEMOURS	336	1.0
AIR PRODUCTS & CHEMICALS INC	325	1.0
UAP HLDG CORP	313	0.9
COMPASS MINERALS INTL INC	264	0.8
RPM INTERNATIONAL INC	185	0.6
TERRA NITROGEN C O L P	183	0.5
		4.8

HEALTH TECHNOLOGY	$000	% EQUITY
JOHNSON & JOHNSON	687	2.0
ABBOTT LABORATORIES	525	1.6
BECTON DICKINSON & CO	484	1.4
NOVARTIS A G ADR	481	1.4
GLAXOSMITHKLINE ADR	448	1.3
WYETH	430	1.3
LILLY ELI & CO	346	1.0
PERKINELMER INC	322	1.0
BARD C R INC	223	0.7
		11.8

CONSUMER NON-DURABLES	$000	% EQUITY
PROCTER & GAMBLE CO	707	2.1
PEPSICO INC	489	1.5
DIAGEO PLC ADR	486	1.4
KIMBERLY CLARK CORP	425	1.3
GENERAL MILLS INC	349	1.0
COLGATE-PALMOLIVE CO	281	0.8
V F CORP	240	0.7
		8.9

INDUSTRIAL SERVICES	$000	% EQUITY
DIAMOND OFFSHORE DRILLING	316	0.9
HALLIBURTON CO	292	0.9
LUFKIN INDUSTRIES INC	264	0.8
GRANITE CONSTR INC	249	0.7
KINDER MORGAN INC	90	0.3
		3.6

COMMERCIAL SERVICES	$000	% EQUITY
MCGRAW-HILL COMPANIES INC	465	1.4
PITNEY BOWES INC	431	1.3
		2.7

TECHNOLOGY SERVICES	$000	% EQUITY
MICROSOFT CORP	557	1.7
ACCENTURE LTD BERMUDA	378	1.1
AUTOMATIC DATA PROCESSING	305	0.9
SYNTEL INC	278	0.8
		4.5

HEALTH SERVICES	$000	% EQUITY
MCKESSON CORP	340	1.0
OWENS & MINOR INC	275	0.8
		1.8

RETAIL TRADE	$000	% EQUITY
LIMITED BRANDS INC	258	0.8
CATO CORP	257	0.8
BEST BUY CO INC	248	0.7
COSTCO WHOLESALE CORP	248	0.7
CLAIRES STORES INC	87	0.3
		3.3

TRANSPORTATION	$000	% EQUITY
BURLINGTON NORTHERN SANTA FE	314	0.9
UNITED PARCEL SERVICE INC	256	0.8
SHIP FINANCE INTL LTD	181	0.5
TSAKOS ENERGY NAVIGATION LTD	172	0.5
		2.8

UTILITIES	$000	% EQUITY
EQUITABLE RESOURCES INC	425	1.3
EXELON CORP	419	1.3
ENEL SOCIETA PER AZIONI	262	0.8
SOUTHERN CO	198	0.6
		3.9

FINANCE	$000	% EQUITY
CITIGROUP INC	775	2.3
WELLS FARGO & CO	720	2.1
JPMORGAN CHASE & CO	694	2.1
ALLIANCEBERNSTEIN HOLDING LP	602	1.8
KAYNE ANDERSON MLP INVSM	565	1.7
LINCOLN NATIONAL CORP	549	1.6
ACE LTD	531	1.6
MELLON FINL CORP	518	1.5
UBS AG	410	1.2
MACQUARIE INFRASTRUCTURE	401	1.2
FRANKLIN RESOURCES INC	314	0.9
AMB PROPERTY CORP	306	0.9
ASPEN INSURANCE HOLDINGS LTD	301	0.9
IPC HOLDINGS LTD	271	0.8
U S BANCORP	248	0.7
NORTHERN TRUST CORP	235	0.7
GLADSTONE INVT CORP	232	0.7
		22.9

COMMUNICATIONS	$000	% EQUITY
AT&T INC	662	2.0
		2.0

Please refer to the general disclosure cited on the title page. Please refer to the performance data disclosure cited on p. 51.

Portfolio Market Capitalization Summary

Sit Dividend Growth

March 31, 2007

ISSUE DESCRIPTION	SHARES	COST	LAST	%EQ	MKT CAP
GENERAL ELECTRIC CO	34,100	34.125	35.360	3.6	363,610
MICROSOFT CORP	20,000	27.316	27.870	1.7	272,912
CITIGROUP INC	15,100	48.152	51.340	2.3	254,030
AT&T INC	16,800	28.650	39.430	2.0	246,207
PROCTER & GAMBLE CO	11,200	55.926	63.160	2.1	199,294
JOHNSON & JOHNSON	11,400	63.606	60.260	2.0	174,451
JPMORGAN CHASE & CO	14,350	41.104	48.380	2.1	168,041
TOTAL S A ADR	11,600	61.891	69.780	2.4	166,967
CHEVRON CORP NEW	7,200	72.103	73.960	1.6	159,408
GLAXOSMITHKLINE ADR	8,100	52.614	55.260	1.3	158,331
NOVARTIS A G ADR	8,800	56.749	54.630	1.4	149,084
INTL BUSINESS MACHINES CORP	4,000	93.641	94.260	1.1	141,911
UBS AG	6,900	49.692	59.430	1.2	125,108
WELLS FARGO & CO	20,900	31.902	34.430	2.1	116,026
HEWLETT-PACKARD CO	7,600	25.139	40.140	0.9	107,433
PEPSICO INC	7,700	55.484	63.560	1.5	103,987
NOKIA CORP ADR	11,500	17.454	22.920	0.8	93,858
ABBOTT LABORATORIES	9,400	47.063	55.800	1.6	86,104
QUALCOMM INC	6,800	39.294	42.660	0.9	70,667
WYETH	8,600	44.613	50.030	1.3	67,174
ENEL SOCIETA PER AZIONI	4,900	53.543	53.500	0.8	66,138
UNITED TECHNOLOGIES CORP	10,600	56.242	65.000	2.1	64,651
U S BANCORP	7,100	34.150	34.970	0.7	61,128
LILLY ELI & CO	6,450	55.398	53.710	1.0	60,909
DIAGEO PLC ADR	6,000	62.062	80.950	1.4	54,328
UNITED PARCEL SERVICE INC	3,650	72.866	70.100	0.8	47,311
EXELON CORP	6,100	55.524	68.710	1.3	46,046
DU PONT E I DE NEMOURS &	6,800	47.418	49.430	1.0	45,703
OCCIDENTAL PETROLEUM CORP	12,600	39.175	49.310	1.9	42,975
ABB LTD	6,300	17.245	17.180	0.3	37,586
HONEYWELL INTERNATIONAL INC	5,500	41.019	46.060	0.8	36,596
EMERSON ELECTRIC CO	11,800	37.663	43.090	1.5	34,381
COLGATE PALMOLIVE CO	4,200	55.381	66.790	0.8	34,291
MARATHON OIL CORP	7,950	57.368	98.830	2.3	34,027
HALLIBURTON CO	9,200	30.437	31.740	0.9	31,714
KIMBERLY CLARK CORP	6,200	62.128	68.490	1.3	31,262
GENERAL DYNAMICS CORP	7,700	62.718	76.400	1.8	30,906
FRANKLIN RESOURCES INC	2,600	94.318	120.830	0.9	30,649
BURLINGTON NORTHERN SANTA FE	3,900	61.896	80.430	0.9	28,823
SOUTHERN CO	5,400	35.413	36.650	0.6	27,436
AUTOMATIC DATA PROCESSING	6,300	46.060	48.400	0.9	26,634
DEERE & CO	4,400	95.378	108.640	1.4	24,645
COSTCO WHOLESALE CORP	4,600	47.463	53.840	0.7	24,353

ISSUE DESCRIPTION	SHARES	COST	LAST	%EQ	MKT CAP
BEST BUY CO INC	5,100	47.609	48.720	0.7	23,479
ACCENTURE LTD BERMUDA	9,800	29.257	38.540	1.1	22,877
MCGRAW-HILL COMPANIES INC	7,400	48.091	62.880	1.4	22,092
SOUTHERN COPPER CORP	3,000	24.981	71.660	0.6	21,101
GENERAL MILLS INC	6,000	50.411	58.220	1.0	20,095
BECTON DICKINSON & CO	6,300	57.675	76.890	1.4	18,807
LINCOLN NATIONAL CORP	8,100	55.423	67.790	1.6	18,765
ACE LTD	9,300	52.315	57.060	1.6	18,643
MELLON FINL CORP	12,000	39.122	43.140	1.5	17,968
MCKESSON CORP	5,800	51.641	58.540	1.0	17,293
AIR PRODUCTS & CHEMICALS INC	4,400	59.998	73.960	1.0	16,008
KINDER MORGAN INC	850	88.303	#######	0.3	14,284
NORTHERN TRUST CORP	3,900	60.480	60.140	0.7	13,188
ANALOG DEVICES	8,400	33.500	34.490	0.9	11,510
DIAMOND OFFSHORE DRILLING	3,900	80.984	80.950	0.9	11,199
ITT CORPORATION	5,000	51.515	60.320	0.9	10,966
LIMITED BRANDS INC	9,900	26.203	26.060	0.8	10,364
PITNEY BOWES INC	9,500	42.969	45.390	1.3	9,999
V F CORP	2,900	62.920	82.620	0.7	9,261
BARD C R INC	2,800	63.158	79.510	0.7	8,266
ALLIANCEBERNSTEIN HOLDING LP	6,800	54.908	88.500	1.8	7,604
EQUITABLE RESOURCES INC	8,800	31.941	48.320	1.3	5,877
AMB PROPERTY CORP	5,200	45.230	58.790	0.9	5,817
CARPENTER TECHNOLOGY CORP	1,900	98.958	#######	0.7	3,094
PERKINELMER INC	13,300	20.504	24.220	1.0	2,945
CLAIRES STORES INC	2,700	26.528	32.120	0.3	2,833
RPM INTERNATIONAL INC	8,000	18.407	23.100	0.6	2,763
GRANITE CONSTR INC	4,500	50.354	55.260	0.7	2,311
ASPEN INSURANCE HOLDINGS LTD	11,500	23.825	26.210	0.9	2,302
SHIP FINANCE INTL LTD	6,600	19.520	27.430	0.5	1,995
IPC HOLDINGS LTD	9,400	27.318	28.850	0.8	1,836
OWENS & MINOR INC	7,500	29.776	36.730	0.8	1,482
MACQUARIE INFRASTRUCTURE	10,200	28.483	39.300	1.2	1,476
SYNTEL INC	8,022	20.823	34.650	0.8	1,424
KAYNE ANDERSON MLP INVSM	16,050	25.704	35.220	1.7	1,333
UAP HLDG CORP	12,100	24.720	25.850	0.9	1,318
COMPASS MINERALS INTL INC	7,900	26.833	33.400	0.8	1,072
TERRA NITROGEN CO L P	3,200	32.986	57.330	0.5	1,061
HUGOTON ROYALTY TRUST	9,900	26.037	25.180	0.7	1,007
TSAKOS ENERGY NAVIGATION LTD	3,300	37.542	52.000	0.5	991
LUFKIN INDUSTRIES INC	4,700	54.047	56.180	0.8	840
CATO CORP NEW	11,000	22.379	23.390	0.8	721
GLADSTONE INVT CORP	15,600	14.325	14.870	0.7	246

WEIGHTED AVERAGE:	76,554
UNWEIGHTED AVERAGE:	52,507
MEDIAN:	23,916

Sit Investment Associates
Sit Mutual Funds

Please refer to the general disclosure cited on the title page. Please refer to the performance data disclosure cited on p. 51.

Sit Dividend Growth Fund

March 31, 2007
(Medians)

	Valuation			Dividends		
	NTM P/E	FCF Yield [1]	Dividend Yield	1 Year Growth	5 Year Growth	Payout Ratio
Sit Dividend Growth Fund	16.1x	4.6%	2.2%	12.9%	10.6%	37%
S&P 500 Index	17.3x	4.2%	1.3%	10.5%	8.9%	20%
Russell 1000 Value Index	16.3x	4.1%	1.5%	13.0%	7.0%	25%
Russell 1000 Growth Index	18.7x	3.9%	0.6%	7.8%	10.9%	11%

	Earnings			Balance Sheet / Profitability [1]		
	Earnings Stability [2]	06-07 EPS Growth	Long Term Growth	ROIC	FCF Margin	Net Debt/ Capital
Sit Dividend Growth Fund	15.1	11%	11%	17.9%	9.0%	9.8%
S&P 500 Index	19.5	11%	12%	13.3%	7.9%	20.0%
Russell 1000 Value Index	24.7	8%	10%	9.7%	5.3%	30.2%
Russell 1000 Growth Index	20.6	13%	14%	13.5%	7.3%	14.1%

[1] Excludes financials and Limited Partnerships

[2] Consistency of earnings per share growth over the past five years. The lower the number, the more uniform growth has been.

Please refer to the general disclosure cited on the title page. Please refer to the performance data disclosure cited on p. 51.

Top 25 Holdings

Sit Dividend Growth Fund

March 31, 2007

Security	Sector	Market Value (000)	% of Equity	IBES LT Growth	C2008 P/E Ratio
GENERAL ELECTRIC CO	PRODUCER MANUFACTURING	$1,206	3.6%	10.4%	14 x
TOTAL S A ADR	ENERGY MINERALS	809	2.4%	7.0%	10 x
MARATHON OIL CORP	ENERGY MINERALS	786	2.3%	9.8%	9 x
CITIGROUP INC	FINANCE	775	2.3%	9.6%	10 x
WELLS FARGO & CO	FINANCE	720	2.1%	11.1%	11 x
PROCTER & GAMBLE CO	CONSUMER NON - DURABLES	707	2.1%	11.5%	17 x
JPMORGAN CHASE & CO	FINANCE	694	2.1%	10.1%	11 x
UNITED TECHNOLOGIES CORP	PRODUCER MANUFACTURING	689	2.1%	12.0%	14 x
JOHNSON & JOHNSON	HEALTH TECHNOLOGY	687	2.0%	8.8%	14 x
AT&T INC	COMMUNICATIONS	662	2.0%	8.6%	13 x
OCCIDENTAL PETROLEUM CORP	ENERGY MINERALS	621	1.9%	8.3%	11 x
ALLIANCEBERNSTEIN HOLDING LP	FINANCE	602	1.8%	16.3%	16 x
GENERAL DYNAMICS CORP	PRODUCER MANUFACTURING	588	1.8%	10.1%	14 x
KAYNE ANDERSON MLP INVSM	FINANCE	565	1.7%	N/A	N/A
MICROSOFT CORP	TECHNOLOGY SERVICES	557	1.7%	13.6%	15 x
LINCOLN NATIONAL CORP	FINANCE	549	1.6%	10.7%	11 x
CHEVRON CORP NEW	ENERGY MINERALS	533	1.6%	5.2%	10 x
ACE LTD	FINANCE	531	1.6%	12.1%	8 x
ABBOTT LABORATORIES	HEALTH TECHNOLOGY	525	1.6%	11.0%	17 x
MELLON FINL CORP	FINANCE	518	1.5%	11.6%	15 x
EMERSON ELECTRIC CO	PRODUCER MANUFACTURING	508	1.5%	10.4%	N/A
PEPSICO INC	CONSUMER NON - DURABLES	489	1.5%	11.0%	17 x
DIAGEO PLC ADR	CONSUMER NON - DURABLES	486	1.4%	10.5%	N/A
BECTON DICKINSON & CO	HEALTH TECHNOLOGY	484	1.4%	12.5%	N/A
NOVARTIS A G ADR	HEALTH TECHNOLOGY	481	1.4%	14.1%	14 x
	TOTAL		47.0		

Number of Equity Holdings = 86

NM= non-meaningful, N/A=not applicable

Performance Attribution Analysis By Economic Sector

March 31, 2006 – March 31, 2007

	Sit Dividend Growth Fund		S&P 500		Attribution Analysis		
SIA SECTOR	Average Weight	Total Return	Average Weight	Total Return	Selection + Interaction	Allocation Effect	Total Effect
Finance	22.82	20.35	21.69	12.64	1.59	0.04	1.63
Technology Services	4.16	30.25	5.27	6.80	0.93	-0.03	0.91
Electronic Technology	3.96	4.11	9.26	0.99	0.19	0.59	0.78
Consumer Non-Durables	9.36	21.22	7.38	18.60	0.24	0.14	0.38
Non-Energy Minerals	1.35	44.40	1.20	21.48	0.32	0.01	0.33
Transportation	2.75	12.60	1.78	-3.20	0.46	-0.15	0.31
Health Services	1.43	7.16	2.68	5.63	0.08	0.22	0.30
Health Technology	12.09	11.40	9.72	8.06	0.36	-0.06	0.30
Process Industries	3.31	19.89	2.19	18.05	0.08	0.18	0.26
Consumer Durables	0.00	1.21	1.54	0.75	0.01	0.18	0.19
Communications	2.40	42.31	3.36	27.56	0.29	-0.16	0.13
Commercial Services	2.72	10.54	1.23	7.48	0.13	-0.03	0.10
Utilities	3.70	33.18	3.41	33.65	0.02	0.07	0.10
Industrial Services	4.04	7.38	2.40	3.88	0.27	-0.22	0.05
Producer Manufacturing	13.65	9.62	8.67	10.21	-0.01	-0.10	-0.11
Retail Trade	3.27	-7.83	5.66	5.85	-0.40	0.17	-0.23
Consumer Services	0.00	0.00	4.87	20.42	0.00	-0.38	-0.38
Energy Minerals	9.01	9.67	7.70	20.18	-0.95	0.16	-0.79
Total	**100.00**	**16.05**	**100.00**	**11.79**	**3.63**	**0.64**	**4.27**

Holdings Data As Of
DGF225 3/31/2006 through 3/29/2007
S&P 500 3/31/2006 through 2/28/2007

Source: FactSet Research Systems Note: Returns Are Estimated

Please refer to the general disclosure cited on the title page. Please refer to the performance data disclosure cited on p. 51.

Performance Comparison Report

Performance Comparison Report
Equity

March 31, 2007

	[illegible] Balanced Fund	S&P 500	Lehman Aggregate (5.1 - 100)	Lipper Balanced Fund	[illegible] Dividend Growth (I)	S&P 500	[illegible] Dividend Growth (S)	S&P 500	[illegible] Large Cap Growth Fund	Russell 1000 Growth	Russell 1000	S&P 500	[illegible] Mid Cap Growth Fund	Russell Mid Cap Gr.	Russell Mid Cap	S&P 400
03/31/06	24,767.45	4,472.91	1,210.06	5,810.99	12,879.51	4,472.91	10,000.00	4,472.91	140,470.23	424.70	3,105.69	4,472.91	262,515.90	1,034.81	5,042.33	1,476.78
04/30/06	24,958.23	4,532.85	1,227.82	5,874.35	13,167.00	4,532.85	10,174.15	4,532.85	142,880.79	424.12	3,142.95	4,532.85	265,032.65	1,039.20	5,077.68	1,497.60
05/31/06	24,268.07	4,402.19	1,226.51	5,757.87	12,850.99	4,402.19	9,920.62	4,402.19	137,110.04	409.74	3,050.15	4,402.19	248,964.20	990.22	4,906.79	1,430.02
06/30/06	24,300.17	4,408.33	1,229.11	5,754.43	12,914.19	4,408.33	10,026.94	4,408.33	137,329.19	408.13	3,054.13	4,408.33	251,868.14	986.24	4,912.47	1,430.34
07/31/06	24,225.88	4,435.46	1,245.73	5,781.29	13,143.59	4,435.46	10,200.66	4,435.46	136,121.90	400.35	3,060.24	4,435.46	244,898.69	950.89	4,804.96	1,389.55
08/31/06	24,576.35	4,541.03	1,264.80	5,892.48	13,429.32	4,541.03	10,414.20	4,541.03	137,438.76	412.85	3,134.21	4,541.03	245,225.88	972.80	4,926.96	1,406.43
09/30/06	24,963.63	4,658.19	1,275.91	5,977.42	13,556.31	4,658.19	10,512.76	4,658.19	139,849.32	424.20	3,208.49	4,658.19	251,287.35	994.98	5,016.14	1,414.85
10/31/06	25,625.87	4,810.06	1,284.35	6,116.67	13,955.19	4,810.05	10,826.71	4,810.06	144,816.55	439.13	3,317.58	4,810.05	261,741.52	1,033.19	5,213.78	1,473.71
11/30/06	26,129.29	4,901.44	1,299.25	6,214.50	14,167.76	4,901.44	10,983.18	4,901.44	148,249.78	447.83	3,388.24	4,901.44	271,808.50	1,073.69	5,401.48	1,521.16
12/31/06	26,151.54	4,970.06	1,291.71	6,220.61	14,354.56	4,970.06	11,125.24	4,970.06	148,592.82	449.35	3,431.61	4,970.06	270,646.93	1,064.03	5,400.94	1,513.71
01/31/07	26,575.98	5,045.21	1,291.18	6,348.34	14,647.07	5,045.21	11,343.71	5,045.21	152,306.72	460.90	3,497.24	5,045.21	277,229.19	1,102.76	5,583.49	1,568.72
02/28/07	26,282.14	4,946.32	1,311.09	6,324.11	14,506.23	4,946.32	11,234.48	4,946.32	148,739.91	452.23	3,437.68	4,946.32	278,971.55	1,100.34	5,592.42	1,580.22
03/31/07	26,527.00	5,001.72	1,311.33	6,378.37	14,744.57	5,001.72	11,419.34	5,001.72	150,799.10	454.66	3,473.35	5,001.72	282,069.08	1,106.18	5,616.95	1,601.49
1 Month	0.93%	1.12%	0.00%	0.86%	1.64%	1.12%	1.65%	1.12%	1.38%	0.54%	1.04%	1.12%	1.11%	0.53%	0.80%	1.35%
3 Month	1.44%	0.64%	1.50%	1.56%	2.72%	0.64%	2.64%	0.64%	1.48%	1.18%	1.22%	0.64%	4.22%	3.96%	4.37%	5.80%
6 Month	6.26%	7.37%	2.76%	6.71%	8.77%	7.37%	8.62%	7.37%	7.83%	7.18%	8.26%	7.37%	12.25%	11.18%	12.38%	11.19%
YTD	1.44%	0.64%	1.50%	1.56%	2.72%	0.64%	2.64%	0.64%	1.48%	1.18%	1.22%	0.64%	4.22%	3.96%	4.37%	5.80%
1 Year	7.10%	11.83%	6.59%	9.76%	14.48%	11.83%	14.19%	11.83%	7.35%	7.06%	11.84%	11.83%	7.45%	6.90%	11.79%	8.44%
3 Year	24.23%	33.30%	10.25%	26.91%	45.27%	33.30%	n/a	n/a	31.74%	22.53%	35.76%	33.30%	45.13%	42.04%	54.96%	45.64%
3 Year (A)	7.50%	10.06%	3.31%	8.27%	13.25%	10.06%	n/a	n/a	9.62%	7.01%	10.73%	10.06%	13.22%	12.41%	15.72%	13.35%
5 Year	30.37%	35.51%	29.79%	38.36%	n/a	n/a	n/a	n/a	28.06%	18.62%	39.76%	35.51%	47.62%	57.05%	83.47%	66.22%
5 Year (A)	5.45%	6.27%	5.35%	6.71%	n/a	n/a	n/a	n/a	5.07%	3.47%	6.92%	6.27%	8.10%	9.45%	12.90%	10.70%
10 Year	84.62%	120.00%	86.92%	107.24%	n/a	n/a	n/a	n/a	73.66%	71.01%	128.39%	120.00%	112.02%	146.54%	230.82%	280.07%
10 Year (A)	6.32%	8.20%	6.46%	7.56%	n/a	n/a	n/a	n/a	5.67%	5.51%	8.61%	8.20%	7.80%	9.44%	12.71%	14.28%
Inception (9/2/82)	165.27%	287.15%	121.56%	187.74%	47.45%	35.55%	14.19%	11.83%	1203.74%	1476.16%	2154.98%	2159.09%	2247.15%	n/a	n/a	3987.51%
Inception (A)	7.64%	10.75%	6.19%	8.30%	12.69%	9.81%	14.19%	11.82%	11.01%	11.87%	13.51%	13.52%	13.69%	n/a	n/a	16.29%
Registration (10/19/81)	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	1407.99%	1497.04%	2267.66%	2312.88%	2720.69%	n/a	n/a	4176.33%
Registration (A)	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	11.24%	11.50%	13.23%	13.32%	14.01%	n/a	n/a	15.89%

Sit Investment Associates
Sit Mutual Funds

Please refer to the general disclosure cited on the title page. Please refer to the performance data disclosure cited on p. 51.

VIII. International Growth Fund

International Equity Investment Philosophy

Sit International Investment Associates' investment philosophy for international equity portfolios targets growth-oriented investment opportunities outside the United States. Generally, we look to invest in companies with the potential to increase earnings at a faster rate than the representative economy and market index.

- We believe that earnings growth is the primary determinant of superior long-term returns;
- We emphasize investments in the world's premier growth companies or in companies that have regional or country dominance;
- We are opportunistic investors; we invest in high and consistent growth companies as well as conservative and cyclical growth companies; and
- We manage our portfolios on an active basis, concentrating our investments in the best growth opportunities at the most reasonable valuation levels.

Please refer to the general disclosure cited on the title page. Please refer to the performance data disclosure cited on p. 62.

History

- International division established in 1989 as a joint venture between Sit Investment Associates (SIA), Andrew Kim and associate, and the Fremont Group (formerly Bechtel Investments).
- International, growth-oriented investment management.

Assets Under Management

- As of March 31, 2007

  International Investment Accounts by Style (millions of USD):

EAFE+	$95
Global*	298
Pacific Basin	18
Developing Markets	15

- Additionally, Sit Investment Associates currently manages over $6.9 billion in domestic financial assets.

*Global total assets include $151 million in domestic equity securities and exclude fixed income.

Please refer to the general disclosure cited on the title page. Please refer to the performance data disclosure cited on p. 62.

Sit International Growth Fund
Country Allocation

Asia Pacific

	Portfolio Weights 3/31/2007 ACTUAL[1]	6/30/2007 TARGET	MSCI EAFE[2]
Australia	7.0 %	6.0 %	6.7 %
Hong Kong	3.5	3.0	3.3
Japan	20.8	21.0	22.5
New Zealand	0.0	0.0	0.2
Singapore	0.0	0.0	1.0
China	1.5 %	3.0 %	0.0 %
India	1.6	1.5	0.0
South Korea	0.6	0.5	0.0
Taiwan	0.0	0.0	0.0
Thailand	0.0	0.0	0.0
TOTAL	35.0 %	35.0 %	33.7 %
Asia ex-Japan	14.2 %	14.0 %	11.2 %

Europe

	Portfolio Weights 3/31/2007 ACTUAL[1]	6/30/2007 TARGET	MSCI EAFE[2]
Austria	0.5 %	0.5 %	0.6 %
Belgium	0.0	0.0	1.3
Finland	0.9	1.0	1.5
France	10.9	11.0	10.0
Germany	8.2	8.0	7.7
Greece	0.0	0.0	0.7
Ireland	2.4	2.5	0.9
Italy	2.2	2.0	3.8
Netherlands	1.5	1.5	4.4
Portugal	0.0	0.0	0.3
Spain	1.9	2.0	4.0
Czech Republic	1.6 %	1.5 %	0.0 %
Denmark	2.4	2.5	0.9
Norway	0.9	1.0	0.9
Sweden	1.4	1.5	2.6
Switzerland	11.4	11.5	6.8
Great Britain	11.2	11.5	19.9
TOTAL	57.3 %	58.0 %	66.3 %
Euroland	28.4 %	28.5 %	35.3 %

Others

	Portfolio Weights 3/31/2007 ACTUAL[1]	6/30/2007 TARGET	MSCI EAFE[2]
Argentina	0.9 %	1.0 %	0.0 %
Brazil	0.0	0.0	0.0
Mexico	3.0	3.0	0.0
Israel	0.8	1.0	0.0
Canada	0.3	1.0	0.0
United States	1.2	0.0	0.0
TOTAL	6.1 %	6.0 %	0.0 %

Cash and Total

	Portfolio Weights 3/31/2007 ACTUAL[1]	6/30/2007 TARGET	MSCI EAFE[2]
CASH	1.6 %	1.0 %	0.0 %
EQUITY	98.4	99.0	100.0
TOTAL	100.0 %	100.0 %	100.0 %

2Morgan Source: Stanley Capital International – March 31 2007

Sit International Growth Fund
Historical Country Allocation

	Sit Int'l Growth Fund (% of Portfolio) Dec-00	Dec-01	Dec-02	Dec-03	Dec-04	Dec-05	Dec-06	Feb-07	Mar-07	MSCI EAFE Mar-07	MSCI EAFE Growth Mar-07
INDEX											
ASIA PACIFIC	20.8	18.8	20.3	34.2	35.1	37.5	33.1	33.0	31.3	33.7	31.7
AUSTRALIA	-	0.9	3.3	4.3	7.3	1.7	1.8	1.5	7.0	1.7	7.1
HONG KONG	3.4	3.9	7.4	1.3	3.8	4.1	3.8	3.9	3.3	3.3	1.7
JAPAN	15.3	10.0	15.0	18.0	18.1	21.7	23.5	23.1	20.8	23.5	21.3
NEW ZEALAND	-	-	-	-	-	-	-	-	-	0.3	0.1
SINGAPORE	3.3	3.0	3.1	4.9	3.0	-	-	-	-	1.0	1.0
EUROPE	59.8	64.5	64.0	53.7	49.8	43.1	53.5	54.8	55.7	66.3	68.3
AUSTRIA	-	-	-	-	-	-	0.1	0.5	0.5	0.1	0.1
BELGIUM	0.8	0.5	0.8	-	-	-	-	-	-	1.3	1.3
DENMARK	-	-	-	-	-	-	1.8	2.1	2.4	0.9	0.8
FINLAND	4.0	3.8	3.3	1.3	0.7	0.9	0.8	0.9	0.9	1.5	1.7
FRANCE	11.1	11.3	17.9	10.5	7.5	8.3	10.9	10.8	10.9	10.0	10.3
GERMANY	3.8	5.1	1.1	3.3	4.3	1.1	7.4	7.1	8.3	7.7	7.1
GREECE	-	-	-	-	1.3	-	-	-	-	0.7	0.7
IRELAND	3.3	3.3	0.9	1.3	3.3	1.1	1.8	3.3	3.4	0.9	1.0
ITALY	5.1	3.1	0.7	1.5	3.3	0.1	1.7	3.1	3.3	3.8	3.8
NETHERLANDS	7.8	5.9	4.1	1.1	3.3	3.1	3.3	3.3	1.5	4.4	3.1
NORWAY	-	-	-	-	-	-	-	0.5	0.9	0.9	0.9
PORTUGAL	-	-	-	-	-	-	-	-	-	0.3	0.4
SPAIN	3.1	3.3	3.1	1.8	3.1	1.5	1.8	1.9	1.9	4.0	4.3
SWEDEN	1.8	3.1	0.8	-	1.1	1.5	1.5	1.3	1.4	3.1	3.4
SWITZERLAND	1.4	1.8	10.1	8.7	9.4	10.7	13.0	11.3	11.4	1.8	1.5
GREAT BRITAIN	13.8	11.5	23.3	20.3	11.0	9.4	11.1	11.1	11.3	19.9	23.7
TOTAL INDEX REGIONS	80.5	81.2	92.3	87.9	84.9	80.6	86.6	87.6	86.9	100.0	100.0
NON-INDEX											
ASIA PACIFIC	1.4	2.0	3.3	4.5	3.1	4.8	4.1	3.7	3.8	-	-
CHINA	-	-	-	1.8	1.3	1.1	1.3	1.1	1.5	-	-
INDIA	-	-	-	0.7	3.0	3.5	3.3	3.0	1.1	-	-
SOUTH KOREA	-	-	1.1	0.4	0.8	0.8	0.7	0.1	0.1	-	-
PHILIPPINES	-	-	-	-	-	-	-	-	-	-	-
TAIWAN	1.0	1.4	1.7	1.5	-	-	-	-	-	-	-
THAILAND	0.4	0.7	0.5	0.8	1.1	0.5	-	-	-	-	-
CANADA	3.8	1.8	0.8	2.0	7.8	5.3	1.0	0.5	0.3	-	-
LATIN AMERICA	0.8	1.5	2.0	2.0	2.2	3.2	4.0	4.2	3.8	-	-
ARGENTINA	-	-	-	-	-	-	0.9	0.9	0.9	-	-
BRAZIL	-	-	-	0.3	-	0.1	-	-	-	-	-
MEXICO	0.8	1.5	3.0	1.7	3.3	3.1	3.1	3.3	3.0	-	-
OTHER	3.3	3.0	1.8	2.8	1.8	5.0	3.3	3.5	3.8	-	-
CZECH REPUBLIC	-	-	-	-	-	1.3	1.4	1.5	1.1	-	-
SOUTH AFRICA COMM.	-	-	-	-	-	-	-	-	-	-	-
ISRAEL	3.3	3.0	1.8	3.8	1.8	3.3	0.8	0.7	0.8	-	-
UNITED STATES	-		-	-	-	0.5	1.1	1.3	1.3		
TOTAL NON-INDEX REGIONS	9.3	8.4	8.0	11.3	14.9	18.3	12.5	11.8	11.5	-	-
CASH	10.2	10.4	(0.3)	0.8	0.2	1.1	0.9	0.6	1.6	-	-
TOTAL	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0

Please refer to the general disclosure cited on the title page. Please refer to the performance data disclosure cited on p. 62.

Sit International Growth Fund

International Portfolio Evaluation

As of March 31, 2007

ARGENTINA	MKT VAL	% PF
TENARIS SA ADR	310	0.8%
	310	0.8%

AUSTRALIA	MKT VAL	% PF
BHP BILLITON LTD	1,136	3.1%
RIO TINTO PLC ADR	1,002	2.7%
AUSTRAL NEW ZEALAND BANKGRP	419	1.1%
	2,557	7.0%

AUSTRIA	MKT VAL	% PF
RAIFFEISEN INTL BK	173	0.5%
	173	0.5%

CHINA	MKT VAL	% PF
PETROCHINA CO LTD H	396	1.1%
CHINA MOBILE LIMITED	152	0.4%
	549	1.5%

CZECH REPUBLIC	MKT VAL	% PF
CENTRAL EUROPEAN MEDIA E	593	1.6%
	593	1.6%

DENMARK	MKT VAL	% PF
VESTAS WIND SYSTEM	726	2.0%
GENMAB AS	149	0.4%
	875	2.4%

FINLAND	MKT VAL	% PF
NOKIA CORP ADR	345	0.9%
	345	0.9%

FRANCE	MKT VAL	% PF
VEOLIA ENVIRONMENT	932	2.5%
SCHLUMBERGER LTD	815	2.2%
AXA	513	1.4%
TOTAL	481	1.3%
DANONE	389	1.1%
BNP PARIBAS	349	1.0%
SANOFI AVENTIS	283	0.8%
BUSINESS OBJECTS SA ADR	206	0.6%
	3,968	10.8%

GERMANY	MKT VAL	% PF
PUMA AG	541	1.5%
ALLIANZ SE	512	1.4%
SAP GROS	484	1.3%
MUENCHENER RUCKVER REG	418	1.1%
FRESENIUS AG	416	1.1%
SIEMENS AG	415	1.1%
DEUTSCHE BANK AG NAMEN	202	0.6%
	2,988	8.2%

GREAT BRITAIN	MKT VAL	% PF
GLAXOSMITHKLINE ADR	558	1.5%
TESCO	529	1.4%
RECKITT BENCKISER PLC	510	1.4%
VODAFONE GROUP	490	1.3%
ROYAL BK SCOTGRP	367	1.0%
BP PLC ADR	330	0.9%
BURBERRY GROUP	269	0.7%
WPP GROUP ORD PLC	232	0.6%
BAE SYSTEMS	224	0.6%
BARCLAYS	216	0.6%
PEARSON PLC	211	0.6%
CAIRN ENERGY	148	0.4%
	4,084	11.2%

HONG KONG	MKT VAL	% PF
HSBC HOLDINGS PLC	589	1.6%
SUN HUNG KAI PROP	366	1.0%
HONGKONG LAND HLDG	307	0.8%
	1,261	3.4%

INDIA	MKT VAL	% PF
INDIA FUND INC	362	1.0%
ICICI BK LTD ADR	239	0.7%
	601	1.6%

IRELAND	MKT VAL	% PF
ANGLO IRISH BANK CORP	467	1.3%
C&C GROUP	406	1.1%
	873	2.4%

ISRAEL	MKT VAL	% PF
AMDOCS LTD	277	0.8%
	277	0.8%

ITALY	MKT VAL	% PF
AZIMUT HLDG S.P.A	457	1.3%
BCA POP DI MILANO	331	0.9%
	788	2.2%

JAPAN	MKT VAL	% PF
CANON	563	1.5%
FANUC JPY50	548	1.5%
MITSUBISHI UFJ	541	1.5%
EAST JAPAN RAILWAY	505	1.4%
TAKEDA CHEMICAL IND	491	1.3%
YAMADA DENKI	484	1.3%
ITO EN, LTD	462	1.3%
SUMITOMO MITSUI FINL GR	453	1.2%
NIPPON MITSUBISHI OIL CO	421	1.2%
NOMURA HOLDINGS INC	416	1.1%
HONDA MOTOR CO	390	1.1%
KDDI CORP	367	1.0%
AFLAC INC	362	1.0%
SHIMIZU CORP	349	1.0%
ASAHI BREWERIES N2502	328	0.9%
KAO CORP	321	0.9%
MILLEA HOLDINGS IN	258	0.7%
SEVEN & I HOLDINGS	182	0.5%
MITSUI OSK LINES LTD	177	0.5%
	7,619	20.8%

MEXICO	MKT VAL	% PF
NII HOLDINGS INC	734	2.0%
WALMART DE MEXICO SA	378	1.0%
	1,112	3.0%

NETHERLANDS	MKT VAL	% PF
ING GROEP NV	274	0.7%
PHILIPS ELECTRONICS NEW	273	0.7%
	547	1.5%

NORWAY	MKT VAL	% PF
TELENOR ASA	340	0.9%
	340	0.9%

SOUTH KOREA	MKT VAL	% PF
SAMSUNG ELEC GDR	228	0.6%
	228	0.6%

SPAIN	MKT VAL	% PF
TELEFONICA SA	498	1.4%
BANCO BILBAO VIZCAYA ARGE	187	0.5%
	685	1.9%

SWEDEN	MKT VAL	% PF
ERICSSON LM TEL CO ADR	501	1.4%
	501	1.4%

SWITZERLAND	MKT VAL	% PF
NOVARTIS	719	2.0%
ROCHE HLDGS AG	663	1.8%
NESTLE SA	606	1.7%
UBS AG	549	1.5%
KUEHNE&NAGEL INTL	471	1.3%
SYNTHES, INC	445	1.2%
CREDIT SUISSE GROUP	375	1.0%
PARALPINA WELT AG	357	1.0%
	4,186	11.4%

UNITED STATES	MKT VAL	% PF
NEWS CORP LTD CL A	236	0.6%
VERIFONE HLDGS INC	203	0.6%
AGRIUM INC	107	0.3%
	546	1.5%

	MKT VAL	% PF
CASH	571	1.6%
TOTAL	36,577	100.0%

Please refer to the general disclosure cited on the title page. Please refer to the performance data disclosure cited on p. 62.

Sit International Growth Fund

Rotation of Industry Weightings Over Time

	Sit International Growth Fund (% of Portfolio)								MSCI EAFE	MSCI EAFE Growth
	Dec-00	Dec-01	Dec-02	Dec-03	Dec-04	Dec-05	Dec-06	Mar-07	Mar-07	Mar-07
CONSUMER DISCRETIONARY	**3.7**	**6.3**	**8.9**	**11.9**	**12.5**	**12.2**	**11.6**	**10.4**	**12.7**	**14.1**
Automobiles & Components	-	-	0.7	0.7	0.8	1.0	1.2	1.1	4.2	1.9
Consumer Durables & Apparel	1.5	1.1	2.3	2.8	3.3	3.6	3.4	3.0	3.4	4.7
Consumer Services	-	0.8	1.5	2.8	3.2	0.8	0.3	-	1.1	1.5
Media	1.9	2.6	2.1	3.5	2.7	2.8	3.5	3.5	2.0	2.7
Retailing	0.2	1.8	2.3	2.1	2.4	4.0	3.2	2.9	2.1	3.3
INDUSTRIALS	**2.3**	**1.9**	**3.8**	**6.3**	**3.5**	**6.7**	**9.4**	**10.3**	**11.9**	**14.7**
Capital Goods	1.5	0.6	1.3	2.6	1.3	3.1	5.2	5.2	8.2	10.5
Commercial Services & Supplies	0.8	1.3	1.8	1.8	-	1.3	0.8	1.0	1.5	2.1
Transportation	-	-	0.7	1.9	2.3	2.4	3.5	4.1	2.3	2.2
ENERGY	**3.7**	**6.0**	**10.6**	**8.4**	**10.2**	**10.1**	**8.8**	**7.9**	**6.8**	**3.7**
Energy	3.7	6.0	10.6	8.4	10.2	10.1	8.8	7.9	6.8	3.7
CONSUMER STAPLES	**6.3**	**7.2**	**18.5**	**9.5**	**11.7**	**9.8**	**9.2**	**9.7**	**8.0**	**11.5**
Food & Staples Retailing	2.9	0.4	2.4	1.9	2.8	2.8	1.3	1.5	1.7	3.3
Food Beverage & Tobacco	1.8	4.1	11.8	5.8	8.1	6.1	7.1	7.4	5.4	6.9
Household & Personal Products	1.7	2.7	4.3	1.8	0.8	0.9	0.8	0.9	0.8	1.3
HEALTH CARE	**12.1**	**18.5**	**14.7**	**10.4**	**10.8**	**10.7**	**10.0**	**10.2**	**6.8**	**10.4**
Pharmaceuticals, Biotechnology & Life Science	12.1	18.0	14.7	10.4	9.8	9.4	7.8	7.8	6.0	8.7
Health Care Equipment & Services	-	0.5	-	-	1.0	1.3	2.1	2.4	0.9	1.7
MATERIALS	**0.0**	**-**	**0.4**	**3.1**	**4.2**	**5.7**	**5.8**	**6.1**	**8.6**	**11.6**
Materials	0.0	-	0.4	3.1	4.2	5.7	5.8	6.1	8.6	11.6
FINANCIALS	**21.2**	**21.5**	**21.1**	**24.2**	**22.8**	**23.2**	**27.2**	**25.5**	**29.4**	**17.6**
Banks	7.5	9.5	12.9	13.4	15.5	14.3	14.9	13.4	18.0	9.0
Diversified Financials	3.7	2.1	2.2	6.3	2.4	2.9	4.9	4.6	2.7	3.0
Real Estate	0.9	1.1	1.0	1.2	2.4	1.6	1.7	1.8	3.2	3.3
Insurance	9.1	8.8	5.0	3.3	2.5	4.4	5.8	5.6	5.6	2.4
INFORMATION TECHNOLOGY	**25.2**	**14.8**	**10.6**	**12.9**	**11.5**	**11.8**	**9.7**	**8.7**	**5.2**	**8.6**
Semiconductors & Semiconductor Equipment	-	-	-	4.6	1.0	1.6	0.7	0.6	0.7	1.3
Software & Services	9.5	3.2	2.2	2.7	6.2	5.8	5.2	4.2	1.0	1.9
Technology Hardware & Equipment	15.7	11.6	8.4	5.6	4.3	4.5	3.9	3.9	3.4	5.4
TELECOMMUNICATION SERVICES	**14.3**	**10.4**	**7.3**	**11.0**	**11.9**	**6.3**	**4.8**	**7.1**	**5.1**	**3.1**
Telecommunication Services	14.3	10.4	7.3	11.0	11.9	6.3	4.8	7.1	5.1	3.1
UTILITIES	**1.0**	**3.1**	**4.4**	**1.5**	**0.7**	**2.3**	**2.6**	**2.6**	**5.3**	**4.7**
Utilities	1.0	3.1	4.4	1.5	0.7	2.3	2.6	2.6	5.3	4.7
CASH	**10.2**	**10.4**	**(0.3)**	**0.8**	**0.2**	**1.1**	**0.9**	**1.6**	**-**	**-**
TOTAL	**100.0**	**100.0**	**100.0**	**100.0**	**100.0**	**100.0**	**100.0**	**100.0**	**100.0**	**100.0**

Please refer to the general disclosure cited on the title page. Please refer to the performance data disclosure cited on p.62.

Sit International Growth Fund

Portfolio Summary By Economic Sector

As Of March 31, 2007 In ($000)

CONSUMER DISCRETIONARY	MKT VAL	% PF
CENTRAL EUROPEAN MEDIA E	593	1.6 %
PUMA AG	541	1.5 %
YAMADA DENKI	484	1.3 %
HONDA MOTOR CO	390	1.1 %
WALMART DE MEXICO S A	378	1.0 %
PHILIPS ELECTRONICS NEW	273	0.7 %
BURBERRY GROUP	269	0.7 %
NEWS CORP LTD CL A	236	0.6 %
WPP GROUP ORD PLC	232	0.6 %
PEARSON PLC	211	0.6 %
SEVEN & I HOLDINGS	182	0.5 %
	3,788	10.4%

CONSUMER STAPLES	MKT VAL	% PF
NESTLE SA	606	1.7 %
TESCO	529	1.4 %
RECKITT BENCKISER PLC	510	1.4 %
ITO EN, LTD	462	1.3 %
C&C GROUP	406	1.1 %
DANONE	389	1.1 %
ASAHI BREWERIES #2502	328	0.9 %
KAO CORP	321	0.9 %
	3,552	9.7 %

ENERGY	MKT VAL	% PF
SCHLUMBERGER LTD	815	2.2 %
TOTAL	481	1.3 %
NIPPON MITSUBISHI OIL CO	421	1.2 %
PETROCHINA CO LTD H	396	1.1 %
BP PLC ADR	330	0.9 %
TENARIS S A ADR	310	0.8 %
CAIRN ENERGY	148	0.4 %
	2,901	7.9 %

FINANCIALS	MKT VAL	% PF
HSBC HOLDINGS PLC	589	1.6%
UBS AG	549	1.5%
MITSUBISHI UFJ	541	1.5%
AXA	513	1.4%
ALLIANZ SE	512	1.4%
ANGLO IRISH BANK CORP	467	1.3%
AZIMUT HLDG S.P.A	457	1.3%
SUMITOMO MITSUI FINL GR	453	1.2%
AUST&N ZEALAND BANK ORD	419	1.1%
MUENCHENER RUCKVER REG	418	1.1%
NOMURA HOLDINGS INC	416	1.1%
CREDIT SUISSE GROUP	375	1.0%
ROYAL BK SCOT GRP	367	1.0%
SUN HUNG KAI PROP	366	1.0%
AFLAC INC	362	1.0%
BNP PARIBAS	349	1.0%
BCA POP DI MILANO	331	0.9%
HONGKONG LAND HLDG	307	0.8%
ING GROEP NV	274	0.7%
MILLEA HOLDINGS IN	258	0.7%
ICICI BK LTD ADR	239	0.7%
BARCLAYS	216	0.6%
DEUTSCHE BANK AG NAMEN	202	0.6%
BANCO BILBAO VIZCAYA ARGE	187	0.5%
RAIFFEISEN INTL BK	173	0.5%
	9,339	25.5%

HEALTH CARE	MKT VAL	% PF
NOVARTIS	719	2.0%
ROCHE HLDGS AG	663	1.8%
GLAXOSMITHKLINE ADR	558	1.5%
TAKEDA CHEMICAL IND	491	1.3%
SYNTHES, INC	445	1.2%
FRESENIUS AG	416	1.1%
SANOFI AVENTIS	283	0.8%
GENMAB AS	149	0.4%
	3,723	10.2%

INDUSTRIALS	MKT VAL	% PF
VESTAS WIND SYSTEM	726	2.0 %
FANUC JPY50	548	1.5 %
EAST JAPAN RAILWAY	505	1.4 %
KUEHNE&NAGEL INTL	471	1.3 %
SIEMENS AG	415	1.1 %
PANALPINA WELT AG	357	1.0 %
SHIMIZU CORP	349	1.0 %
BAE SYSTEMS	224	0.6 %
MITSUI OSK LINES LTD	177	0.5 %
	3,773	10.3 %

INFORMATION TECHNOLOGY	MKT VAL	% PF
CANON	563	1.5 %
ERICSSON L M TEL CO ADR	501	1.4 %
SAP ORDS	484	1.3 %
INDIA FUND INC	362	1.0 %
NOKIA CORP ADR	345	0.9 %
AMDOCS LTD	277	0.8 %
SAMSUNG ELEC GDR	228	0.6 %
BUSINESS OBJECTS SA ADR	206	0.6 %
VERIFONE HLDGS INC	203	0.6 %
	3,170	8.7 %

MATERIALS	MKT VAL	% PF
BHP BILLITON LTD	1,136	3.1 %
RIO TINTO PLC ADR	1,002	2.7 %
AGRIUM INC	107	0.3 %
	2,246	6.1 %

TELECOMMUNICATION SERVICES	MKT VAL	% PF
NII HOLDINGS INC	734	2.0 %
TELEFONICA SA	498	1.4 %
VODAFONE GROUP	490	1.3 %
KDDI CORP	367	1.0 %
TELENOR ASA	340	0.9 %
CHINA MOBILE LIMITED	152	0.4 %
	2,582	7.1 %

UTILITIES	MKT VAL	% PF
VEOLIA ENVIRONMENT	932	2.5 %
	932	2.5 %

CASH	571	1.6 %
TOTAL	36,577	100.0 %

Please refer to the general disclosure cited on the title page. Please refer to the performance data disclosure cited on p.62.

Sit International Growth Fund

Top 25 Holdings

March 31, 2007

SECURITY	COUNTRY	SECTOR	MARKET VALUE (000)	%PF	2008 P/E Ratio	IBES EST LTG
BHP BILLITON LTD	AUSTRALIA	MATERIALS	1,136	3.1%	10.0	11.5
RIO TINTO PLC ADR	AUSTRALIA	MATERIALS	1,002	2.7%	9.6	12.2
VEOLIA ENVIRONMENT	FRANCE	UTILITIES	932	2.5%	20.7	14.0
SCHLUMBERGER LTD	FRANCE	ENERGY	815	2.2%	14.8	21.4
NII HOLDINGS INC	MEXICO	TELECOMMUNICATION SERVICES	734	2.0%	19.7	38.5
VESTAS WIND SYSTEM	DENMARK	INDUSTRIALS	726	2.0%	165.4	24.0
NOVARTIS	SWITZERLAND	HEALTH CARE	719	2.0%	15.0	8.8
ROCHE HLDGS AG	SWITZERLAND	HEALTH CARE	663	1.8%	16.8	13.7
NESTLE SA	SWITZERLAND	CONSUMER STAPLES	606	1.7%	16.3	8.7
CENTRAL EUROPEAN MEDIA E	CZECH REPUBLIC	CONSUMER DISCRETIONARY	593	1.6%	21.9	N/A
HSBC HOLDINGS PLC	HONG KONG	FINANCIALS	589	1.6%	10.5	12.6
CANON	JAPAN	INFORMATION TECHNOLOGY	563	1.5%	15.8	10.0
GLAXOSMITHKLINE ADR	GREAT BRITAIN	HEALTH CARE	558	1.5%	12.9	7.9
UBS AG	SWITZERLAND	FINANCIALS	549	1.5%	10.5	7.5
FANUC JPY50	JAPAN	INDUSTRIALS	548	1.5%	21.0	3.0
PUMA AG	GERMANY	CONSUMER DISCRETIONARY	541	1.5%	12.9	12.1
MITSUBISHI UFJ	JAPAN	FINANCIALS	541	1.5%	14.8	-8.2
TESCO	GREAT BRITAIN	CONSUMER STAPLES	529	1.4%	18.0	10.9
AXA	FRANCE	FINANCIALS	513	1.4%	10.6	4.0
ALLIANZ SE	GERMANY	FINANCIALS	512	1.4%	8.5	4.0
RECKITT BENCKISER PLC	GREAT BRITAIN	CONSUMER STAPLES	510	1.4%	19.5	12.3
EAST JAPAN RAILWAY	JAPAN	INDUSTRIALS	505	1.4%	19.1	9.0
ERICSSON L M TEL CO ADR	SWEDEN	INFORMATION TECHNOLOGY	501	1.4%	12.8	10.0
TELEFONICA SA	SPAIN	TELECOMMUNICATION SERVICES	498	1.4%	11.5	10.1
TAKEDA CHEMICAL IND	JAPAN	HEALTH CARE	491	1.3%	17.8	9.0
Number of Equity Holdings = 87		Total		43.3%		

SOURCE: I/B/E/S, FACTSET, AND SIT INVESTMENT ASSOCIATES, INC

Please refer to the general disclosure cited on the title page. Please refer to the performance data disclosure cited on p. 62.

Performance Comparison Report

Performance Comparison Report
Equity

March 31, 2007

	[illegible] International Growth Fund	Morgan Stanley EAFE Growth	Morgan Stanley EAFE	Lipper Intl Fund	[illegible] Small Cap Growth	Russell 2000 Gr.	Lipper - Small Cap Fund	Russell 2000	[illegible] Science & Technology	NYSE Arca Tech 100 (Bloomberg)	Nasdaq Composite Index	S & P 500	[illegible] Developing Markets	MSCI Em. Mkts. (Price)	MSCI Em. Mkts. Growth (Price)	Lipper Emerging Markets
03/31/06	21,792.63	2,074.96	3,919.47	1,143.72	47,680.38	2,599.89	1,161.14	3,204.37	11,239.79	874.24	2,339.79	4,472.91	18,264.64	787.80	158.98	191.80
04/30/06	22,666.55	2,169.37	4,106.66	1,198.09	48,248.49	2,592.18	1,167.31	3,201.85	11,146.90	873.27	2,322.48	4,532.85	19,415.09	841.59	169.29	206.38
05/31/06	21,598.42	2,077.59	3,947.18	1,143.33	45,167.38	2,409.94	1,113.62	3,023.92	10,372.81	812.27	2,178.71	4,402.39	17,775.96	751.00	150.55	182.80
06/30/06	21,473.58	2,080.33	3,946.92	1,137.80	45,259.17	2,411.39	1,106.63	3,043.37	10,341.84	784.16	2,171.96	4,408.33	17,694.51	747.54	149.84	181.89
07/31/06	21,411.96	2,089.96	3,985.99	1,147.92	43,351.95	2,236.13	1,073.53	2,944.34	9,887.71	769.82	2,091.35	4,435.46	17,837.04	755.84	152.80	185.80
08/31/06	21,901.60	2,140.45	4,095.59	1,179.40	43,241.74	2,353.09	1,097.80	3,031.51	10,187.02	806.80	2,183.62	4,541.03	18,254.46	773.33	157.76	190.86
09/30/06	21,778.76	2,128.42	4,101.92	1,185.42	43,122.00	2,369.08	1,111.09	3,056.67	10,455.38	828.83	2,258.30	4,658.19	18,570.07	778.37	158.84	192.28
10/31/06	22,533.96	2,200.86	4,261.46	1,228.44	44,772.22	2,522.60	1,157.77	3,212.73	10,940.47	857.30	2,366.47	4,810.05	19,455.81	814.43	165.91	202.33
11/30/06	23,068.84	2,264.93	4,388.81	1,270.05	46,490.06	2,582.89	1,194.28	3,317.75	11,188.18	881.20	2,431.62	4,901.44	20,830.24	874.09	178.24	215.62
12/31/06	23,608.64	2,328.45	4,526.58	1,310.52	46,271.64	2,576.69	1,197.90	3,328.70	11,095.29	875.51	2,415.15	4,970.06	21,448.66	912.66	186.17	225.44
01/31/07	23,678.61	2,347.14	4,557.22	1,322.49	47,720.96	2,624.62	1,224.98	3,384.29	11,126.25	891.86	2,463.78	5,045.21	21,734.37	901.48	184.37	224.36
02/28/07	23,552.66	2,365.23	4,591.99	1,320.62	47,883.28	2,616.22	1,229.05	3,357.55	10,981.76	882.89	2,415.99	4,946.32	21,418.46	895.54	182.57	222.25
03/31/07	24,098.44	2,443.65	4,711.08	1,359.12	48,927.81	2,640.29	1,241.60	3,391.48	10,940.47	881.67	2,421.54	5,001.72	22,142.53	929.01	188.53	230.72
1 Month	2.32%	3.32%	2.59%	2.92%	2.18%	0.92%	1.02%	1.07%	-0.38%	-0.14%	0.23%	1.12%	3.38%	3.74%	3.26%	3.81%
3 Month	2.07%	4.95%	4.08%	3.71%	5.74%	2.47%	3.65%	1.95%	-1.40%	0.70%	0.26%	0.64%	3.24%	1.79%	1.26%	2.34%
6 Month	10.65%	14.81%	14.85%	14.65%	13.46%	11.45%	11.75%	11.02%	4.64%	6.38%	7.23%	7.37%	19.24%	19.35%	18.69%	19.99%
YTD	2.07%	4.95%	4.08%	3.71%	5.74%	2.47%	3.65%	1.95%	-1.40%	0.70%	0.26%	0.64%	3.24%	1.79%	1.26%	2.34%
1 Year	10.58%	17.77%	20.20%	18.83%	2.62%	1.55%	6.93%	5.90%	-2.66%	0.85%	3.49%	11.82%	21.23%	17.92%	18.59%	20.30%
3 Year	51.28%	62.43%	72.05%	70.59%	40.15%	30.96%	42.52%	40.49%	8.94%	21.44%	21.43%	33.30%	100.87%	92.72%	90.43%	106.92%
3 Year (A)	14.80%	17.55%	19.83%	19.49%	11.91%	9.41%	12.54%	12.00%	2.90%	7.27%	6.69%	10.06%	26.18%	24.44%	23.95%	27.43%
5 Year	47.60%	88.08%	108.07%	104.87%	51.35%	46.10%	64.80%	68.10%	1.44%	28.67%	33.22%	35.51%	142.58%	164.36%	150.90%	200.97%
5 Year (A)	8.10%	13.47%	15.78%	15.42%	8.64%	7.88%	10.51%	10.95%	0.29%	5.17%	5.89%	6.27%	19.39%	21.46%	20.20%	24.65%
10 Year	30.38%	75.85%	122.33%	134.62%	192.76%	84.33%	150.88%	164.90%	n/a	n/a	n/a	n/a	89.54%	80.53%	n/a	129.92%
10 Year (A)	2.69%	5.81%	8.31%	8.90%	11.34%	6.31%	9.63%	10.23%	n/a	n/a	n/a	n/a	6.60%	6.09%	n/a	8.68%
Inception	140.98%	128.87%	224.39%	311.09%	389.28%	161.16%	273.42%	293.22%	9.40%	201.44%	54.20%	69.38%	121.43%	91.88%	n/a	166.76%
Inception (A)	5.87%	5.51%	7.93%	9.60%	13.25%	7.81%	10.88%	11.33%	0.98%	12.75%	4.79%	5.86%	6.43%	5.33%	n/a	7.99%
Registration	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Registration (A)	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a

Please refer to the general disclosure cited on the title page. Please refer to the performance data disclosure cited on p.62.

IX. Fixed Income Funds

Minnesota Tax-Free Income Fund

The Fund seeks high current income that is exempt from federal regular income tax and Minnesota regular personal income tax consistent with preservation of capital.

Please refer to the general disclosure cited on the title page.
The following performance data quoted represents past performance. Past performance does not guarantee future results. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance may be lower or higher than the performance data quoted. Performance data current to the most recent month-end can be obtained at www.sitfunds.com or 800-332-5580.

Sit MN Tax Free Income Fund - Net of Fees
(As of 3/31/07)


1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
1Q07
Total Return (%)
0.63
-1.28
11.90
11.65
5.89
4.22
8.19
6.38
6.14
5.84
-3.82
0.74
8.09
7.72
5.85
.21
7.06
9.27
4.42
4.13
3.68
2.72
4.44
0.95
4.92
3.34
0.84
0.93
Sit MN Tax Free Income Fund
Lehman 5-Year Municipal Bond Index


Annualized Total Return (%)
1 Year
3 Years
5 Years
10 Years
Since Inception (12/1/93) Annualized
5.16
4.28
4.10
2.22
4.88
4.12
4.89
4.79
5.18
4.77
Sit MN Tax Free Income Fund
Lehman 5-Year Municipal Bond Index

Please refer to the general disclosure cited on the title page. Please refer to the performance data disclosure cited on p.73.

Sit MN Tax-Free Income Fund
12 Month Distribution Rate
12/31/94 - 3/31/07



12 Month Distribution Rate
6.0
5.5
5.0
4.5
4.0
3.5
3.0
2.5
2.0
Dec-94
Dec-95
Dec-96
Dec-97
Dec-98
Dec-99
Dec-00
Dec-01
Dec-02
Dec-03
Dec-04
Dec-05
Dec-06
Sit MN Tax Free Income Fund (12 Month Distribution Rate)
Lehman 5-Year Municipal Bond Index (Yield to Worst)

Sit Minnesota Tax-Free Income Fund

Portfolio Characteristics

	12/31/94	12/31/95	12/31/96	12/31/97	12/31/98	12/31/99	12/31/00	12/31/01	12/31/02	12/31/03	12/31/04	12/31/05	12/31/06	3/31/07
QUALITY														
AAA	13.9 %	21.0 %	20.8 %	21.9 %	17.8 %	22.3 %	14.2 %	15.8 %	15.4 %	13.4 %	17.1 %	17.3 %	19.6 %	19.6 %
AA	20.6	21.6	20.8	19.0	24.1	13.8	14.3	12.4	9.4	13.3	6.2	12.6	10.7	10.7
A	22.3	10.7	12.8	15.1	11.7	11.2	13.5	19.4	21.2	17.9	16.7	13.2	10.9	10.9
BBB	35.5	34.5	32.4	25.2	28.6	7.7	8.3	8.4	7.8	13.4	14.2	15.4	13.4	13.4
NON-RATED	7.5	6.8	9.4	12.3	12.8	45.7	42.6	39.5	37.8	40.5	38.1	35.0	40.2	40.2
CASH EQUIVALENTS	0.2	5.3	3.7	6.6	5.0	-0.7	7.1	4.5	8.4	1.5	7.7	6.5	5.2	5.2
	100.0 %	100.0 %	100.0 %	100.0 %	100.0 %	100.0 %	100.0 %	100.0 %	100.0 %	100.0 %	100.0 %	100.0 %	100.0 %	100.0 %
AVERAGE RATING	A2 / A	A2 / A	A2 / A	A2 / A	A2 / A	A3 / A-	A3 / A-	A2 / A	A2 / A	A2 / A	A3 / A-	A2 / A	A2 / A	A2 / A
PORTFOLIO COMPOSITION														
HOUSING	53.9 %	52.5 %	54.0 %	56.1 %	49.5 %	51.2 %	46.7 %	48.5 %	43.3 %	40.8 %	36.0 %	28.9 %	27.2 %	27.2 %
HOSPITAL	19.9	18.2	16.3	12.8	19.1	24.2	21.3	19.4	15.6	18.2	18.9	22.3	21.5	21.5
INSURED	4.1	3.6	2.6	1.5	2.3	1.7	2.6	3.6	6.0	6.8	7.8	6.7	8.7	8.7
INSURED - G.O.	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.9	0.2	0.2
OTHER REVENUE	0.9	6.6	7.0	8.2	4.7	6.1	5.1	6.0	10.4	7.6	8.6	7.9	8.7	8.7
IDR/PCR	15.0	11.3	9.3	4.1	5.2	4.3	4.1	4.5	5.3	9.2	6.8	7.5	5.7	5.7
CASH EQUIVALENTS	0.2	5.3	3.7	6.6	5.0	-0.7	7.1	4.5	8.4	1.5	7.7	6.5	5.2	5.2
ESC. TO MAT/PRE REF	0.0	0.0	0.0	1.8	0.9	1.7	2.7	1.3	1.8	1.6	4.1	4.9	6.6	6.6
EDUCATION	0.8	0.0	2.0	1.3	2.3	3.3	3.7	2.4	3.4	3.5	4.7	4.2	9.2	9.2
LEASES	4.0	1.1	0.9	3.1	3.2	3.5	2.3	3.0	2.8	2.2	2.3	3.7	3.3	3.3
GENERAL OBLIGATION	1.2	1.4	1.4	0.9	2.6	1.1	0.9	1.5	0.8	6.7	1.9	4.5	2.4	2.4
PUBLIC FACILITIES	0.0	0.0	2.8	1.0	0.8	0.9	1.2	1.9	1.2	1.5	0.8	0.1	0.5	0.5
UTILITIES	0.0	0.0	0.0	0.0	0.0	0.4	0.2	1.9	0.5	0.4	0.4	1.9	0.8	0.8
MUTUAL FUNDS	0.0	0.0	0.0	2.6	4.4	2.3	2.1	1.5	0.5	0.0	0.0	0.0	0.0	0.0
	100.0 %	100.0 %	100.0 %	100.0 %	100.0 %	100.0 %	100.0 %	100.0 %	100.0 %	100.0 %	100.0 %	100.0 %	100.0 %	100.0 %
STATED MATURITY (Years)	17.6	18.2	17.4	19.4	19.5	19.6	16.5	15.5	14.1	13.8	13.1	12.8	14.0	14.0
DURATION TO AVERAGE LIFE (Years)	6.4	6.6	7.3	7.7	7.5	8.0	7.0	6.1	5.2	4.7	4.2	3.8	4.2	4.2
IMPLIED DURATION (Years)	4.4	3.6	3.9	4.8	6.9	7.5	7.6	4.8	4.2	4.2	4.2	4.2	4.8	4.8
30-DAY SEC YIELD (%)	6.2	5.5	5.5	5.1	4.7	5.5	5.6	5.3	4.9	4.7	4.5	4.4	4.4	4.3
LEHMAN 5-YR YIELD TO WORST	5.7	4.4	4.6	4.2	3.9	4.9	4.3	3.8	2.6	2.5	2.9	3.5	3.6	3.7
LEHMAN 5-YR MOD. DUR. TO WORST	4.3	4.4	4.2	4.2	4.2	4.1	3.9	3.8	3.9	4.1	4.1	4.1	4.1	4.1

Key Portfolio Measurement Statistics

As of 3/31/07



Standard Deviation
Standard Deviation
3.0
2.5
2.0
1.5
1.0
0.5
0.0
3 Years
5 Years
7 Years
10 Years
Sit MN Tax-Free Income Fund (Net)
Lehman 5-Year Municipal Bond Index
Sharpe Ratio
Sharpe Ratio
1.5
1.0
0.5
0.0
-0.5
3 Years
5 Years
7 Years
10 Years
Sit MN Tax-Free Income Fund (Net)
Lehman 5-Year Municipal Bond Index
Annualized Returns
Total Return (%)
6.0
5.0
4.0
3.0
2.0
1.0
0.0
3 Years
5 Years
7 Years
10 Years
Sit MN Tax-Free Income Fund (Net)
Lehman 5-Year Municipal Bond Index
Alpha
Alpha
1.6
1.2
0.8
0.4
0.0
3 Years
5 Years
7 Years
10 Years
Sit MN Tax-Free Income Fund (Net)

Please refer to the general disclosure cited on the title page. Please refer to the performance data disclosure cited on p.73.

Sit Tax-Free Income Fund

Please refer to the general disclosure cited on the title page.
The following performance data quoted represents past performance. Past performance does not guarantee future results. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance may be lower or higher than the performance data quoted. Performance data current to the most recent month-end can be obtained at www.sitfunds.com or 800-332-5580.

Sit Tax Free Income Fund - Net of Fees
(As of 3/31/07)



1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
1Q07
Total Return (%)
15.0
12.0
9.0
6.0
3.0
0.0
-3.0
-6.0
-0.63
-1.28
12.86
11.65
5.69
4.22
9.87
6.38
6.29
5.84
-4.01
0.74
8.32
7.72
5.84
.21
5.69
9.27
2.87
4.13
3.96
2.72
3.30
0.95
3.54
3.34
0.81
0.93
Sit Tax Free Income Fund
Lehman 5-Year Municipal Bond Index



1 Year
3 Years
5 Years
10 Years
Since Inception (9/29/88) Annualized
Annualized Total Return (%)
6.0
4.0
2.0
0.0
4.00
4.28
3.30
2.22
3.93
4.12
4.52
4.79
5.85
5.78
Sit Tax Free Income Fund
Lehman 5-Year Municipal Bond Index

Please refer to the general disclosure cited on the title page. Please refer to the performance data disclosure cited on p.78.

Sit Tax-Free Income Fund
12 Month Distribution Rate
12/31/94 - 3/31/07



12 Month Distribution Rate
6.0
5.5
5.0
4.5
4.0
3.5
3.0
2.5
2.0
Dec-94
Dec-95
Dec-96
Dec-97
Dec-98
Dec-99
Dec-00
Dec-01
Dec-02
Dec-03
Dec-04
Dec-05
Dec-06
Sit Tax Free Income Fund (12 Month Distribution Rate)
Lehman 5-Year Municipal Bond Index (Yield to Worst)

Please refer to the general disclosure cited on the title page. Please refer to the performance data disclosure cited on p.78.

Sit Tax-Free Income Fund

Portfolio Characteristics

	12/31/94	12/31/95	12/31/96	12/31/97	12/31/98	12/31/99	12/31/00	12/31/01	12/31/02	12/31/03	12/31/04	12/31/05	12/31/06	3/31/07
QUALITY														
AAA	7.0 %	8.0 %	9.8 %	18.6 %	22.3 %	21.3 %	17.8 %	21.3 %	23.5 %	24.9 %	30.8 %	30.6 %	31.6 %	29.2 %
AA	10.9	8.1	10.7	12.5	17.1	15.2	15.4	10.8	7.0	5.1	5.5	4.4	3.1	3.7
A	41.2	35.9	36.6	32.4	25.7	26.5	25.3	29.9	34.1	29.1	26.2	21.2	18.7	18.1
BBB	40.3	43.7	39.5	33.7	27.5	36.2	37.1	32.7	27.3	30.7	30.4	33.7	33.8	33.3
NON-RATED	0.9	0.8	0.5	0.0	0.0	0.4	3.2	3.4	5.0	7.3	3.1	3.6	11.2	12.2
	-0.3	3.5	2.9	2.8	7.4	0.4	1.2	1.9	3.1	2.9	4.0	6.5	1.6	3.5
	100.0 %	100.0 %	100.0 %	100.0 %	100.0 %	100.0 %	100.0 %	100.0 %	100.0 %	100.0 %	100.0 %	100.0 %	100.0 %	100.0 %
AVERAGE RATING	A3 / A-	A3 / A-	A2 / A	A2 / A	A1 / A+	A1 / A+	A2 / A	A2 / A	A2 / A	A2 / A	A1 / A+	A1 / A+	A1 / A+	A2 / A
PORTFOLIO COMPOSITION														
HOUSING	37.4 %	35.3 %	46.3 %	42.8 %	39.7 %	42.1 %	38.2 %	34.1 %	29.1 %	23.0 %	20.3 %	16.4 %	15.9 %	16.2 %
HOSPITAL	25.2	24.9	20.8	22.6	19.9	21.6	20.9	17.5	18.0	20.7	18.5	18.5	20.2	19.6
IDR/PCR	15.6	10.5	6.4	4.5	2.9	2.0	1.6	2.1	4.4	10.2	9.3	8.9	5.5	4.7
EDUCATION	2.5	1.1	0.5	1.2	3.2	5.0	6.0	4.1	3.3	4.4	4.2	3.9	7.8	8.2
LEASES	4.5	3.1	1.8	1.5	0.5	0.5	0.8	0.9	1.6	1.4	1.5	1.2	0.7	0.4
INSURED	5.1	6.5	4.4	6.3	9.0	10.8	12.0	13.0	14.9	18.1	22.0	21.6	22.2	21.2
INSURED - G.O.	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	2.1	2.6	2.3
GENERAL OBLIGATION	0.0	0.0	0.8	0.2	0.2	0.1	0.0	0.5	1.0	0.2	0.7	0.4	1.0	1.3
UTILITIES	1.4	0.8	0.6	0.6	0.3	0.3	0.3	0.2	2.0	0.8	2.7	3.0	1.5	1.4
MUTUAL FUNDS	0.0	0.0	0.0	5.4	4.9	4.8	5.3	4.9	2.4	1.7	0.2	0.6	0.7	0.6
ESC. TO MAT/PRE REF	0.5	0.6	2.8	1.1	2.0	1.3	1.3	1.4	0.0	0.8	1.1	2.4	4.4	5.1
PUBLIC FACILITIES	2.5	1.5	2.2	0.6	0.6	1.3	1.1	1.0	1.1	0.8	1.3	1.2	0.8	0.7
OTHER REVENUE	5.6	12.2	10.5	10.4	9.4	9.8	11.3	18.4	19.1	14.9	14.2	13.3	15.1	14.8
CASH EQUIVALENTS	-0.3	3.5	2.9	2.8	7.4	0.4	1.2	1.9	3.1	3.0	4.0	6.5	1.6	3.5
	100.0 %	100.0 %	100.0 %	100.0 %	100.0 %	100.0 %	100.0 %	100.0 %	100.0 %	100.0 %	100.0 %	100.0 %	100.0 %	100.0 %
STATED MATURITY (Years)	15.0	15.1	15.6	18.8	18.0	18.2	16.6	14.4	12.9	12.6	12.6	11.6	14.0	13.9
DURATION TO AVERAGE LIFE (Years)	6.2	6.3	6.5	7.7	7.2	7.8	7.2	5.4	4.5	4.0	3.4	3.2	3.9	3.9
IMPLIED DURATION (Years)	4.7	4.0	3.8	5.1	7.0	7.6	7.8	5.2	4.2	3.9	3.8	3.5	4.7	4.7
30-DAY SEC YIELD (%)	6.3	5.5	5.5	5.0	4.6	5.5	5.4	5.3	4.9	4.9	4.4	4.4	4.3	4.3
LEHMAN 5-YR YIELD TO WORST	5.7	4.4	4.6	4.2	3.9	4.9	4.3	3.8	2.6	2.5	2.9	3.5	3.7	3.7
LEHMAN 5-YR MOD. DUR. TO WORST	4.3	4.4	4.2	4.2	4.2	4.1	3.9	3.8	3.9	4.1	4.1	4.1	4.1	4.1

Please refer to the general disclosure cited on the title page. Please refer to the performance data disclosure cited on p.78.

As of 3/31/07


Standard Deviation
Standard Deviation
3.0
2.5
2.0
1.5
1.0
0.5
0.0
3 Years
5 Years
7 Years
10 Years
Sit Tax-Free Income Fund (Net)
Lehman 5-Year Municipal Bond Index


Sharpe Ratio
Sharpe Ratio
1.0
0.5
0.0
-0.5
3 Years
5 Years
7 Years
10 Years
Sit Tax-Free Income Fund (Net)
Lehman 5-Year Municipal Bond Index


Annualized Returns
Total Return (%)
5.0
4.0
3.0
2.0
1.0
0.0
3 Years
5 Years
7 Years
10 Years
Sit Tax-Free Income Fund (Net)
Lehman 5-Year Municipal Bond Index


Alpha
Alpha
0.6
0.5
0.4
0.3
0.2
0.1
0.0
3 Years
5 Years
7 Years
10 Years
Sit Tax-Free Income Fund (Net)

Please refer to the general disclosure cited on the title page. Please refer to the performance data disclosure cited on p.78.

Sit U.S. Government Securities Fund

Please refer to the general disclosure cited on the title page.
The following performance data quoted represents past performance. Past performance does not guarantee future results. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance may be lower or higher than the performance data quoted. Performance data current to the most recent month-end can be obtained at www.sitfunds.com or 800-332-5580.

Sit U.S. Government Securities Fund - Net of Fees
(As of 3/31/07)


1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
1Q07
Total Return (%)
15.0
12.0
9.0
6.0
3.0
0.0
-3.0
1.77
-1.75
11.50
14.41
4.99
4.06
8.19
7.72
6.52
8.49
1.37
0.49
9.15
10.47
8.56
.42
5.79
9.64
1.19
2.29
3.35
2.33
2.49
1.68
4.13
3.84
1.86
1.53
Sit U.S. Government Securities Fund
Lehman Intermediate Government Bond Index


1 Year
3 Years
5 Years
10 Years
Since Inception (6/2/87) Annualized
Annualized Total Return (%)
8.0
6.0
4.0
2.0
0.0
6.38
5.75
4.13
2.39
4.36
4.29
6.05
5.64
7.58
6.77
Sit U.S. Government Securities Fund
Lehman Intermediate Government Bond Index

Please refer to the general disclosure cited on the title page. Please refer to the performance data disclosure cited on p.83.

Sit U.S. Government Securities Fund

Portfolio Characteristics

	12/31/95	12/31/96	12/31/97	12/31/98	12/31/99	12/31/00	12/31/01	12/31/02	12/31/03	12/31/04	12/31/05	12/31/06	3/31/07
U.S. Treasury Bonds	9.1 %	23.8 %	8.4 %	24.6 %	15.3 %	6.4 %	1.0 %	6.5 %	5.7 %	5.1 %	2.0 %	3.7 %	6.5 %
U.S. Agency Bonds	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	2.4	2.7	3.9	0.8	0.7
Collateralized Mortgage Obligations	7.3	7.7	16.5	7.9	14.9	27.9	44.9	32.5	19.7	25.2	30.8	35.3	35.0
TIPS	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	2.0
Mortgage Pass-Through Securities	78.9	67.4	73.2	64.9	69.6	63.7	48.9	54.7	66.1	64.3	62.1	59.1	55.0
Mutual Funds	0.0	0.0	1.5	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Cash	4.7	1.1	0.4	2.6	0.2	2.0	5.2	6.3	6.1	2.7	1.2	1.1	0.8
Totals	100.0 %	100.0 %	100.0 %	100.0 %	100.0 %	100.0 %	100.0 %	100.0 %	100.0 %	100.0 %	100.0 %	100.0 %	100.0 %
Sit Gov't Fund Quality	AGY / AGY	AGY / AGY	AGY / AGY	AGY / AGY	AGY / AGY	AGY / AGY	AGY / AGY	AGY / AGY	AGY / AGY	AGY / AGY	AGY / AGY	AGY / AGY	AGY / AGY
Sit Gov't Fund Duration	2.6 Yr	3.5 Yr	2.7 Yr	2.6 Yr	3.1 Yr	3.2 Yr	2.4 Yr	1.9 Yr	2.5 Yr	2.7 Yr	2.9 Yr	3.0 Yr	3.0 Yrs
Lehman Interm. Gov't Duration	3.0 Yr	3.0 Yr	3.0 Yr	3.2 Yr	3.1 Yr	3.2 Yr	3.3 Yr	3.2 Yr	3.4 Yr	3.4 Yr	3.3 Yr	3.3 Yr	3.3 Yrs
Sit Gov't Fund 30-Day SEC Yield	6.5 %	6.1 %	5.7 %	5.3 %	6.1 %	6.3 %	5.2 %	3.5 %	2.8 %	3.5 %	4.4 %	5.0 %	5.0 %
Lehman Interm. Gov't Yield	5.4 %	6.1 %	5.8 %	4.8 %	6.5 %	5.5 %	3.9 %	2.3 %	2.7 %	3.5 %	4.5 %	4.8 %	4.8 %

Please refer to the general disclosure cited on the title page. Please refer to the performance data disclosure cited on p.83.

As of 3/31/07


Standard Deviation
Standard Deviation
4.0
3.5
3.0
2.5
2.0
1.5
1.0
0.5
0.0
3 Years
5 Years
7 Years
10 Years
Sit U.S. Government Securities Fund (Net)
Lehman Intermediate Government Bond Index


Sharpe Ratio
Sharpe Ratio
1.0
0.8
0.6
0.4
0.2
0.0
-0.2
3 Years
5 Years
7 Years
10 Years
Sit U.S. Government Securities Fund (Net)
Lehman Intermediate Government Bond Index


Annualized Returns
Total Return (%)
6.0
5.0
4.0
3.0
2.0
1.0
0.0
3 Years
5 Years
7 Years
10 Years
Sit U.S. Government Securities Fund (Net)
Lehman Intermediate Government Bond Index


Alpha
Alpha
0.8
0.7
0.6
0.5
0.4
0.3
0.2
0.1
0.0
3 Years
5 Years
7 Years
10 Years
Sit U.S. Government Securities Fund (Net)

X. Services and Fee Schedule

- Separate accounts
- Commingled funds
- Mutual funds

We Provide the Highest Quality Service to Our Clients

Sit Investment Associates, Inc. is a full service investment management organization. The firm's goal is to be considered an extension of our client's own operations.

Among the services offered are:

- Consultation designed to meet each client's individualized requirements, including establishment of appropriate portfolio objectives.
- Portfolio policy related specifically to client needs; full discretionary asset management, including investment of short-term funds.
- Execution of all portfolio trades, including client-directed brokerage allocations.
- Liaison with custodians; including monthly reconciliation.
- Complete client reports on a monthly/quarterly basis; flexible in providing customized formats per client request.
- Review meetings at client's request; typically quarterly.
- Special servicing features to include client workshops and selected consultants available to clients.
- Monthly/quarterly investment outlook and strategy policy paper.
- Access to all investment staff, including chief investment officer.

Speakers for 25th Annual Domestic Client Workshop

February 15-18, 2007

Four Seasons Aviara, Carlsbad, California

Dr. John Arquilla – Professor of Defense Analysis at the Naval Postgraduate School in Monterey, California. His specialty is security affairs, with special emphasis on the rise of terror and transnational criminal networks and the strategic options for waging war against them.

Dr. Sallie Baliunas – Astrophysicist at the Harvard-Smithsonian Center for Astrophysics. She has served as the past deputy director of Mount Wilson Observatory in Southern California and specializes in environmental subjects, including solar variability and other factors impacting climate change.

Mr. Charles E. Cook, Jr. – Editor and Publisher, *The Cook Political Report*, and political analyst for the National Journal Group. Widely regarded as one of the most astute impartial analysts of the Washington political scene and is one of the nation's leading authorities on U.S. elections.

Mr. Stephen Dubner – Co-author of the international bestseller *Freakonomics*. He and co-author Steven Levitt show that economics, at root, is the study of incentives – how people get what they want, or need, especially when other people want or need the same thing.

Congressman Bill Frenzel – Retired veteran Republican Congressman from Minnesota. He is an expert on U.S. budget and trade issues, and was a member of President Bush's Social Security Commission and the recent Advisory Panel on Federal Tax Reform. Currently resident scholar at the Brookings Institution.

Mr. Glen S. Fukushima – President & Chief Executive Officer of Airbus Japan K.K. Previous positions included the most senior leadership roles in Japan at NCR Japan Ltd., Cadence Design Systems, Inc. and Arthur D. Little, Inc. From 1985 to 1990, Mr. Fukushima was based in Washington, D.C., as Director for Japanese Affairs, and Deputy Assistant United States Trade Representative for Japan and China.

Dr. Sidney L. Jones – Former Assistant Secretary for Economic Policy, Department of the Treasury, senior economist at the Council of Economic Advisors and Special Adviser to the Chairman of the Board of Governors of the Federal Reserve System. He has taught finance and economics courses at major universities and writes extensively.

Amb. Burton Levin –Career Foreign Service diplomat, serving in Taiwan, Indonesia and Thailand, as Consul General in Hong Kong from 1981 to 1986 and U.S. Ambassador to Burma 1987-1990. After retiring from the Foreign Service in 1990, he headed the newly-opened Hong Kong Office of the Asia Society. He currently teaches at Carleton College as the Sit Investment Visiting Professor of Asian Affairs.

Lord Marlesford – Former special advisor to the Conservative Party in the U.K. and political editor and parliamentary correspondent for *The Economist Magazine*. Since 1991, he has been an active member of the House of Lords, and currently is a member of its European Economic and Financial Affairs, Trade and External Relations sub-committee. He also consults with several organizations on world economic and political developments.

Judith Miller – Ended her 30-year career with *The New York Times* in November 2005 after spending 85 days in jail to defend a reporter's right to protect confidential sources. Ms. Miller was part of a team that won a Pulitzer Prize for a 2001 series on Osama bin Laden and Al Qaeda. She speaks regularly on first amendment rights and Islamic militancy.

Prof. Steven D. Scott – Award-winning geologist/oceanographer; Keevil Professor Emeritus of Ore Genesis and Director of the Scotiabank Marine Geology Research Laboratory at the University of Toronto. Authority on issues surrounding the recent commercial interests in mining the deep ocean floor.

Amb. Jésus Silva-Herzog – Former Ambassador of Mexico to the United States. As Finance Minister of Mexico from 1982 to 1986, he earned international recognition for his handling of acute national economic problems with direct effects on the U.S. He is a graduate of the National University of Mexico and of Yale University, an author, and lecturer.

Amb. Sun Joun-yung – Career diplomat for the Republic of Korea with extensive experience in economic and trade relations, in 2000-2003 serving as Ambassador and permanent Representative to the U.N. Currently Chair Professor, The Graduate School of North Korean Studies, Kyungnam University, Seoul.

Mr. Dan Veto – Senior Vice President, Age Wave, a firm specializing in the analysis of the lifestyle, marketing and workforce implications of the "agewave," the aging of America. He has extensive experience in the consulting, financial services and health care industries and speaks frequently on the changing nature of retirement and its impact on boomers.

Dr. Marvin Zonis – Professor Emeritus, Graduate School of Business, the University of Chicago. Expert on world affairs, particularly the Middle East, Marvin is publisher of *International Political Economy*, a current affairs letter that analyzes the sources and effects of politics on business and markets.

25th Annual Domestic Client Workshop

February 15-18, 2007

Four Seasons Resort Aviara, Carlsbad, California

CLIENT COMMENTS

"I again enjoyed participating in the 25th Annual Sit Investment Client Workshop. I thought your selection of speakers this year was particularly strong. Thank you also for your generous gifts of books, travel journal and the delicious fruit basket. It is hard for me to believe this was my 12th Client Workshop."

"Every year I say it can't get any better than the year before, but it does. Sue and I had a wonderful time, particularly the golf. We always enjoy the best conference that I have ever attended."

"I am enclosing the evaluation form for the 2007 conference. It is very difficult to provide constructive criticism when there is nothing to be critical about. As usual, the program was outstanding. When I am surveyed on client communication, I cite the Sit conference as the ultimate client educational conference."

"The conference remains the datum point for all other investment conferences. Thank you very much for the opportunity to participate in, again, an informative and enjoyable session."

"Just a note to let you know how much Joe and I enjoyed the Client Conference, and to thank you in particular for arranging the special meals for us. They were excellent, and it made it very nice for us to be able to have a full-course meal at all the lunches and dinners."

"Thank you for hosting a wonderful investor conference. I enjoyed the speakers, the social events and meeting your associates, friends and clients. I enjoyed the experience very much."

SPEAKER COMMENTS

"Just a quick note to thank you for inviting me to speak at your 25th Annual Client Workshop. It was great to see you and your colleagues, clients and guests. My only regret was that my meetings elsewhere prevented me from arriving earlier and staying later. However, the sessions I did attend were informative and stimulating, so I felt I learned quite a bit as well."

"I would also like to add my thanks for inviting both George and myself. I enjoyed meeting you, the Sit family and indeed, everyone we interacted with during the course of the Workshop. Please pass my thanks and appreciation on to Debbie for all her hard work and marvelous organization. There didn't seem to be even one small item that was forgotten, not even the weather, which was perfect!"

Separate Account Fee Schedule

Sit Investment Domestic Equity

Large Capitalization, Concentrated, Dividend Growth and Balanced

0.75% - First $10 million

0.70% - Next $10 million

0.65% - Next $10 million

0.60% - Next $10 million

0.55% - Next $10 million

(over $50 million negotiable)

Medium Capitalization

1.00% - First $30 million

0.75% - Next $70 million

0.50% - On the balance

Small Capitalization

1.00% - First $50 Million

0.90% - Next $50 Million

0.75% on the Balance

Sit International EAFE

0.80% - First $10 million

0.75% - Next $20 million

0.65% - Next $20 million

0.50% - Over $50 million

Sit Investment Fixed Income

0.40% - First $20 million

0.30% - Next $30 million

0.25% - Next $50 million

0.20% - Over $100 million

Sit International Global And Global Dividend Growth

0.80% - First $10 million

0.75% - Next $20 million

0.65% - Next $20 million

0.50% - Over $50 million

Client Investment Options

Separate Managed Accounts

Large Cap Growth
Concentrated Growth
Dividend Growth
Mid Cap Growth
Small Cap Growth
Balanced

Global
Global Dividend Growth
International
Developing Markets

Taxable Bond
Tax-Exempt Bond

Commingled Products

Global Growth Fund, LLC
Large Cap Growth Fund, LLC
Small Cap Growth Fund, LLC

International Growth Fund, LLC
Pacific Basin, LLC

MN Municipal Bond Fund, LLC
Bond Fund, LLC
Opportunity Bond Fund, LLC
Short Duration Tax Efficient Bond Fund, LLC

Sit Mutual Funds

Large Cap Growth
Mid Cap Growth
Small Cap Growth
Science & Tech. Growth

Balanced
Dividend Growth

International Growth
Developing Markets Growth

Tax-Free Income
MN Tax-Free Income
FL Tax-Free Income
U.S. Gov't Securities
Money Market

Sit Mutual Funds
Equity Funds*

	Large Cap Growth Fund	Mid Cap Growth Fund	International Growth Fund	Small Cap Growth Fund	Science & Technology Growth Fund	Developing Markets Growth Fund	Balanced Fund	Dividend Growth Fund Class I(1)	Dividend Growth Fund Class S(1)
Investment Objectives	Maximization of long-term capital appreciation	Maximization of long-term capital appreciation	Long Term Growth	Maximization of long-term capital appreciation	Maximization of long-term capital appreciation	Maximization of long-term capital appreciation	Long-term capital appreciation, preserve principal & income	Provide current income that exceeds the dividend yield of the S&P 500 Index; Long-term capital appreciation	Provide current income that exceeds the dividend yield of the S&P 500 Index; Long-term capital appreciation
Min./ Addt'l Inv. Regular Acct.	$5,000/$100	$5,000/$100	$5,000/$100	$5,000/$100	$5,000/$100	$5,000/$100	$5,000/$100	$100,000/$100	$5,000/$100
Min./ Addt'l Inv. Retirement Acct.	$2,000/$100	$2,000/$100	$2,000/$100	$2,000/$100	$2,000/$100	$2,000/$100	$2,000/$100	$100,000/$100	$2,000/$100
Primary Investment Vehicles	Common stocks of medium to large sized growth companies	Common stocks of small- & mid- sized growth companies	Common stocks of companies located outside the U.S.	Common stocks of companies with market cap under $2.5 billion	Common stocks of companies principally engaged in the development, improvement & advancement of science & technology	Common stocks of companies located in rapidly growing emerging international markets	Diversified portfolio of stocks, and bonds	Common stocks of companies that pay dividends	Common stocks of companies that pay dividends
Investment Parameters	Common stocks of companies with market capitalizations of $5 billion or more	Common stocks of companies with market capitalizations of $2 billion to $15 billion	Common stocks of companies located in at least 3 foreign countries; up to 50% in small- to mid-sized emerging growth companies in developed and developing markets	Common stocks of companies with market capitalizations of $2.5 billion or less	Common stocks of companies principally engaged in science & technology business activities	Common stocks of companies domiciled or operating in developing markets	35 - 65% common stocks; 35 - 65% fixed-income securities	At least 80% in dividend paying common stocks; the balance in preferred stocks, convertible bonds, and U.S. Treasury securities	At least 80% in dividend paying common stocks; the balance in preferred stocks, convertible bonds, and U.S. Treasury securities
Dividend Policy	Annually (if any), automatically reinvested, may request cash distribution	Annually (if any), automatically reinvested, may request cash distribution	Annually (if any), automatically reinvested, may request cash distribution	Annually (if any), automatically reinvested, may request cash distribution	Annually (if any), automatically reinvested, may request cash distribution	Annually (if any), automatically reinvested, may request cash distribution	Quarterly (if any), automatically reinvested, may request cash distribution	Quarterly (if any), automatically reinvested, may request cash distribution	Quarterly (if any), automatically reinvested, may request cash distribution
Expense Ratios as of 11/1/06	1.00%	1.15%(2)	1.50%(2)	1.50%	1.35%(2)	2.00%	1.00%	1.00%	1.25%(3)
Total Assets as of 03/31/07	$111.60	$192.20	$36.60	$98.70	$11.80	$15.30	$12.20	$31.40	$2.70
Inception Date	9/2/82	9/2/82	11/1/91	7/1/94	12/31/97	7/1/94	12/31/93	12/31/03	3/31/06
NASDAQ Symbols	SNIGX	NBNGX	SNGRX	SSMGX	SISTX	SDMGX	SIBAX	SDVGX	SDVSX
Cusip Numbers	829797-10-9	829796-10-1	82980D-10-3	82980D-30-1	82980D-50-9	82980D-40-0	82980D-20-2	82980D-70-7	82980D-80-6

(1) Please refer to your prospectus for details on the Dividend Growth Fund share classes.
(2) Net of voluntary fee waiver. The contractual fees (without waivers) for the Mid Cap Growth, International Growth, and Science & Technology Growth Funds are 1.25%, 1.85%, and 1.50% per year, respectively, of the Fund's average daily net assets. After December 31, 2007, these voluntary fee waivers may be terminated at any time by the Adviser.
(3) Includes a 25 basis point 12b-1 fee.

Sit Mutual Funds
Fixed Income Funds*

	Minnesota Tax- Free Income Fund	Tax-Free Income Fund	U.S. Government Securities Fund	Money Market Fund	Florida Tax-Free Income Fund
Investment Objectives	Current income exempt from federal and MN state tax	Current income exempt from federal tax	High current income and safety of principal	Maximum current income, preserve capital, and maintain liquidity	Current income exempt from federal and FL intangibles tax
Min./ Addt'l Inv. Regular Acct.	$5,000/$100	$5,000/$100	$5,000/$100	$5,000/$100	$5,000/$100
Min./ Addt'l Inv. Retirement Acct.	$2,000/$100	$2,000/$100	$2,000/$100	$2,000/$100	$2,000/$100
Primary Investment Vehicles	Municipal securities whose income is exempt from federal and MN income tax	Municipal securities whose income is exempt from federal income tax	U.S. gov't debt securities	Short-term debt securities	Florida Municipal securities whose income is exempt-from federal and FL intangibles tax
Investment Parameters	Assets invested in MN tax-exempt municipal securities; Fund registered in: MN, FL, AZ, IL, NJ, PA, CA, MA, MO, NY, NE, TX, NH, WA, WI	Assets invested in tax-exempt municipal securities; Primarily invested in securities rated investment-grade at the time of purchase	100% of assets invested in U.S. government securities including pass-through securities, U.S. Treasury securities and CMOs	Maturities of up to 397 days within an average dollar- weighted portfolio maturity of 90 days or less	Assets invested in securities exempt from federal tax and the Florida intangibles tax; Fund registered in: MN, FL
Dividend Policy	Monthly (if any), automatically reinvested, may request cash distribution	Monthly (if any), automatically reinvested, may request cash distribution	Monthly (if any), automatically reinvested, may request cash distribution	Monthly (if any), automatically reinvested, may request cash distribution	Monthly (if any), automatically reinvested, may request cash distribution
Expense Ratios as of 08/1/06	0.80%	0.77% (1)	0.80% (1)	0.50% (1)	0.80%
Total Assets as of 03/31/07	$288.90	$377.50	$198.40	$52.50	$3.70
Inception Date	12/1/93	9/29/88	6/2/87	11/1/93	12/31/03
NASDAQ Symbols	SMTFX	SNTIX	SNGVX	SNIXX	SFLIX
Cusip Numbers	82979K-10-0	829799-10-5	829800-10-1	82979F-10-1	78428C-10-3

(1) Net of voluntary fee waiver. The contractual fee (without waivers) for the Tax-Free Income Fund is .80% per year of the Fund's average daily net assets, the U. S. Government Securities Fund is 1.00% (.80% of assets in excess of $50 million) per year of the Fund's average daily net assets, and the Money Market Fund is .80% (.60% of assets in excess of $50 million) per year of The Fund's average daily net assets. After December 31, 2007, these voluntary fee waivers may be discontinued by the Adviser in its sole discretion.

Sit Mutual Funds- A Family of 100% No-Load Funds

Performance Summary, Total Return- After all Expenses

March 31, 2007

INCEPTION:	MMKT FUND (SNIXX) (11/1/93)	US GOV'T FUND (SNGVX) (6/2/87)	TAX FREE INCOME (SNTIX) (9/29/88)	MN TAX FREE INCOME (SMTFX) (12/1/93)	FL TAX FREE INCOME (SFLIX) (12/31/03)	HIGH INCOME MUNI BOND (SHMIX) (12/31/06)	BALANCED FUND (SIBAX) (12/31/93)	DIV GROWTH FUND I-CLASS (SDGVX) (12/31/03)
1 Month	0.40%	0.39%	0.03%	0.05%	0.00%	0.07%	0.93%	1.64%
3 Month	1.20%	1.67%	0.81%	0.84%	0.82%	n/a	1.44%	2.72%
6 Month	2.43%	2.96%	1.81%	1.98%	1.64%	n/a	6.26%	8.77%
YTD	1.20%	1.67%	0.81%	0.84%	0.82%	0.90%	1.44%	2.72%
1 Year	4.80%	5.81%	4.00%	5.17%	3.97%	n/a	7.10%	14.48%
3 Year	9.59%	10.50%	10.22%	12.82%	9.64%	n/a	24.23%	45.27%
3 Year (Ann.)	3.10%	3.38%	3.30%	4.10%	3.12%	n/a	7.50%	13.25%
5 Year	11.49%	19.24%	21.26%	26.91%	n/a	n/a	30.37%	n/a
5 Year (Ann.)	2.20%	3.58%	3.93%	4.88%	n/a	n/a	5.45%	n/a
10 Year	40.83%	66.24%	55.53%	61.26%	n/a	n/a	84.62%	n/a
10 Year (Ann.)	3.48%	5.21%	4.52%	4.89%	n/a	n/a	6.32%	n/a
Inception	64.96%	256.56%	186.63%	96.07%	10.82%	0.90%	165.27%	47.45%
Inception (Ann.)	3.80%	6.62%	5.85%	5.18%	3.21%	n/a	7.64%	12.69%
30 Day SEC Yield:	7-Day Simple 4.97%	4.98%	4.29%	4.34%	4.05%	3.56%	n/a	n/a
12 Month Dist. Rate:	7-Day Effective 5.09%	4.61%	3.93%	4.17%	3.60%	n/a	2.20%	1.75%

INCEPTION:	DIV GROWTH FUND S-CLASS (SDVSX) (3/31/06)	LARGE CAP FUND (SNIGX) (9/2/82)	MID CAP FUND (NBNGX) (9/2/82)	INTL GROWTH FUND (SNGRX) (11/1/91)	SMALL CAP FUND (SSMGX) (7/1/94)	SCIENCE & TECH (SISTX) (12/31/97)	DEVELOPING MARKETS (SDMGX) (7/1/94)
1 Month	1.65%	1.38%	1.11%	2.32%	2.18%	-0.38%	3.28%
3 Month	2.64%	1.48%	4.22%	2.07%	5.74%	-1.40%	3.24%
6 Month	8.62%	7.83%	12.25%	10.65%	13.46%	4.64%	19.24%
YTD	2.64%	1.48%	4.22%	2.07%	5.74%	-1.40%	3.24%
1 Year	14.19%	7.35%	7.45%	10.58%	2.62%	-2.66%	21.23%
3 Year	n/a	31.74%	45.12%	51.28%	40.15%	8.94%	100.87%
3 Year (Ann.)	n/a	9.62%	13.22%	14.80%	11.91%	2.90%	26.18%
5 Year	n/a	28.06%	47.62%	47.60%	51.35%	1.44%	142.58%
5 Year (Ann.)	n/a	5.07%	8.10%	8.10%	8.64%	0.29%	19.39%
10 Year	n/a	73.66%	112.02%	30.38%	192.76%	n/a	89.54%
10 Year (Ann.)	n/a	5.67%	7.80%	2.69%	11.34%	n/a	6.60%
Inception	14.19%	1203.74%	2247.15%	140.98%	389.28%	9.40%	121.43%
Inception (Ann.)	14.19%	11.01%	13.69%	5.87%	13.25%	0.98%	6.43%

Tax Equivalent Yields (*):

	TAX FREE INCOME	MN TAX FREE INCOME	FL TAX FREE INCOME	HIGH INCOME MUNI BOND
25%	5.72%	6.28%	5.40%	4.75%
28%	5.96%	6.54%	5.63%	4.94%
33%	6.40%	7.03%	6.04%	5.31%
35%	6.60%	7.25%	6.23%	5.48%

* Assumes the maximum Minnesota tax bracket of 7.85%.

- Please remember that past performance is not a guarantee of future results and is only one of the factors to consider in choosing a fund.
- As with all investments, the share price and return may vary and you may have a gain or loss at the time of the sale.

XI. Biographical Data

Senior Investment Management

Eugene C. Sit, CFA

Responsibilities:	**Chairman, CEO and Global Chief Investment Officer**	
Professional Experience:	1981-Present	Sit Investment Associates, Inc.
	1976-1981	IDS Advisory, President and CIO
	1968-1976	IDS Mutual Funds, Portfolio Manager
	1960-1968	Commonwealth Edison, Financial Assistant
Education:	DePaul University, BSC Accounting (1960)	
	Certified Public Accountant	
Investment Experience:	44 Years	
Age:	68	
E-mail:	ecs@sitinvest.com	

Peter L. Mitchelson, CFA

Responsibilities:	**Vice Chairman and Chief Strategist**	
Professional Experience:	1981-Present	Sit Investment Associates, Inc.
	1978-1981	IDS Advisory Senior Vice President
	1968-1978	McLean, Budden Limited, Montreal
Education:	Harvard University, Harvard Business School, MBA (1966)	
	University of Toronto, BComm (1964)	
Investment Experience:	39 Years	
Age:	65	
E-mail:	plm@sitinvest.com	

Roger J. Sit

Responsibilities:	**President and Deputy Chief Investment Officer**	
Professional Experience:	1998-Present	Sit Investment Associates, Inc.
	1991-1998	Goldman Sachs & Co. Vice President, Senior Equity Research Analyst
	1984-1990	Captain, United States Air Force
Education:	Harvard University, Harvard Business School, MBA (1991)	
	University of Southern California, MS Systems Technology (1987)	
	United States Air Force Academy, BS (1984)	
Investment Experience:	16 Years	
Age:	45	
E-mail:	rjs@sitinvest.com	

Equity Biographies – Sector Specialists

Ronald D. Sit, CFA

Responsibilities:	**Vice President - Research and Investment Management**	
	Retail/Consumers	
Professional Experience:	1984-Present	Sit Investment Associates, Inc.
	1981-1982	Gelco Corporation, Treasury Assistant
	1977	Piper Jaffray, Research Assistant
Education:	Northwestern University, MIM (1984)	
	Northwestern University, BA (1981)	
Inv. Exp.:	22 Years	
Age:	46	
E-mail:	rds@sitinvest.com	

Kent L. Johnson, CFA

Responsibilities:	**Vice President - Research and Investment Management**	
	Financials/Capital Goods	
Professional Experience:	1989-Present	Sit Investment Associates, Inc.
Education:	University of Minnesota, MBA (1995)	
	University of Minnesota, BS (1989)	
Inv. Exp.:	13 Years	
Age:	41	
E-mail:	klj@sitinvest.com	

Robert W. Sit, CFA

Responsibilities:	**Vice President - Research and Investment Management**	
	Technology/Energy	
Professional Experience:	1993-Present	Sit Investment Associates, Inc.
	1991-1993	Sit/Kim International Investment Associates, Inc., Research Associate
Education:	Northwestern University, MBA (2002)	
	DePauw University (IN), BA (1991)	
Inv. Exp.:	16 Years	
Age:	38	
E-mail:	rws@sitinvest.com	

David A. Brown, CFA, CPA

Responsibilities:	**Vice President - Research and Investment Management**	
	Consumer/Accounting	
Professional Experience:	1997-Present	Sit Investment Associates, Inc.
	1986-1997	KPMG PeatMarwick LLP, Director of Financial Services Corporate Finance Practice
Education:	University of North Dakota, BBA (1986)	
Inv. Exp.:	12 Years	
Age:	42	
E-mail:	dab@sitinvest.com	

Michael J. Stellmacher, CFA

Responsibilities:	**Vice President – Research and Investment Management**	
	Energy/Telecommunications/Chemicals	
Professional Experience:	2001-Present	Sit Investment Associates, Inc.
	1987-2000	The Pillsbury Company, Manager – Benefits Investment, Senior Economist
	1984-1987	Tri/Valley Growers, Manager - Economic Research
	1979-1983	U.S. Department of Agriculture, Agricultural Economist
Education:	University of Minnesota, MBA (1991)	
	Oklahoma State University, MS (1979)	
	University of Wisconsin – Madison, BS (1977)	
Inv. Exp.:	16 Years	
Age:	52	
E-mail:	mjs@sitinvest.com	

John M. Bernstein

Responsibilities:	**Equity Research Analyst**	
	Financials	
Professional Experience:	1995-Present	Sit Investment Associates, Inc.
	1993-1994	Exponential Partners, Analyst
Education:	University of Minnesota, MBA (1992)	
	Carleton College, BA (1986)	
Inv. Exp.:	13 Years	
Age:	43	
E-mail:	jmb@sitinvest.com	

Mark A. Pepper

Responsibilities:	**Equity Research Analyst**	
	Technology/Healthcare	
Professional Experience:	2002-Present	Sit Investment Associates, Inc.
	1996-1999	Goldman, Sachs & Company, Financial Analyst, Global Research
Education:	Harvard Business School, MBA (2001)	
	Bryant College, BS (1995)	
Inv. Exp.:	8 Years	
Age:	37	
E-mail:	map@sitinvest.com	

Matthew T. Loucks, CFA

Responsibilities:	**Equity Research Analyst**	
	Health Care	
Professional Experience:	2005-Present	Sit Investment Associates, Inc.
	2001-2005	William Blair & Co.
	1998-1999	Banc of America Securities
	1995-1998	JP Morgan & Co.
Education:	University of Chicago, Graduate School of Business, MBA (2001)	
	University of Chicago, BA (1995)	
Inv. Exp.:	12 Years	
Age:	33	
E-mail:	mtl@sitinvest.com	

Equity Biographies – Sector Specialists

Douglas A. Mikkonen, CFA

Responsibilities:	**Equity Research Analyst**
	Technology
Professional Experience:	1992-Present Sit Investment Associates, Inc.
Education:	University of Minnesota, BS (1992)
Inv. Exp.:	8 Years
Age:	37
E-mail:	dam@sitinvest.com

Stacey M. Curme

Responsibilities:	**Equity Trader/Equity Research Associate**
	Minnesota Companies
Professional Experience:	1993-Present Sit Investment Associates, Inc.
Education:	University of Minnesota, MBA (2001)
	University of Minnesota, BS (1993)
Inv. Exp.:	8 Years
Age:	35
E-mail:	smc@sitinvest.com

Lori C. Hanson

Responsibilities:	**Equity Research Associate**
	Quantitative/Consumer
Professional Experience:	1999-Present Sit Investment Associates, Inc.
Education:	University of Minnesota, MBA (Present)
	Cornell College, BA (1999)
Inv. Exp.:	5 Years
Age:	29
E-mail:	lch@sitinvest.com

Bradley W. Meyer

Responsibilities:	**Equity Trader/Equity Research Assistant**
	Quantitative
Professional Experience:	2001-Present Sit Investment Associates, Inc.
	2000-2001 Investment Advisers, Inc.
Education:	University of Minnesota, MBA (Present)
	Gustavus Adolphus College, BA (1998)
Inv. Exp.:	3 Years
Age:	31
E-mail:	bwm@sitinvest.com

Dawn M. Frandrup

Responsibilities:	**Equity Research Assistant**	
Professional Experience:	2000-Present	Sit Investment Associates, Inc.
Education:	Capella University, BS Finance (Present)	
Inv. Exp.:	2 Years	
Age:	30	
E-mail:	dmf@sitinvest.com	

Scott A. Spalding, CFA

Responsibilities:	**Institutional Marketing**	
Professional Experience:	2006-Present	Sit Investment Associates, Inc.
	1999-2006	FAF Advisors, Inc., Director, Consultant Relations
	1994-1999	Piper Jaffray, Marketing and Sales
Education:	Winona State University, BA Accounting (1994)	
Inv. Exp.:	7 Years	
Age:	35	
E-mail:	sas@sitinvest.com	

Equity Biographies – Geographic Specialists

Raymond E. Sit

Responsibilities: **Vice President – Research and Investment Management**
SE Asia, Japan and Developing Markets

Professional Experience:

1992-Present	Sit/Kim International Investment Associates, Inc.
1988-1992	Tecolote Research, Inc., Cost Analyst

Education: Pepperdine University, MBA (1990)
University of Minnesota, BS (1987)

Inv. Exp.: 16 Years

Age: 42

E-mail: res@sitinvest.com

Janet K. Kinzler

Responsibilities: **Equity Research Analyst**
Europe

Professional Experience:

2001-Present	Sit/Kim International Investment Associates, Inc.
2000-2001	SCA Consulting, Principal
1997-1999	Credit Suisse First Boston, V.P., European Airline Industry Analyst
1992-1997	Northwest Airlines, Director Business and Financial Analysis

Education: University of Pennsylvania, Wharton School, MBA (1992)
University of Michigan, BBA (1986)

Inv. Exp.: 12 Years

Age: 42

E-mail: jkk@sitinvest.com

Tasha M. Murdoff

Responsibilities: **Equity Research Analyst**

Professional Experience:

1998-Present	Sit Investment Associates, Inc.
1995-1998	Sit Mutual Funds

Education: University of St. Thomas, MBA (2002)
Augsburg College, BA (1997)

Inv. Exp.: 7 Years

Age: 31

E-mail: tmm@sitinvest.com

Jun Xia

Responsibilities: **Equity Research Analyst**

Professional Experience:

2005 - Present	Sit Investment Associates, Inc.
2002-2005	General Mills, Sr. Financial Analyst
1998-2000	Beijing Kohler Company, Assistant Finance Manager

Education: Indiana University, MBA (2002)
Peking University, BS (1992)

Inv. Exp.: 5 Years

Age: 38

Email: jx@sitinvest.com

Fixed Income Team Biographies

Michael C. Brilley

Responsibilities:	**President – Senior Fixed Income Officer**	
Professional Experience:	1984-Present	Sit Investment Associates, Inc.
	1974-1984	First Bank, N.A., Vice President
	1970-1974	Merchant National Bank of Indianapolis, Investment Officer
	1968-1970	Continental Illinois National Bank of Chicago, Investment Advisor
Education:	Milliken University, BS (1967)	
Inv. Exp.:	38 Years	
Age:	61	
E-mail:	mcb@sitinvest.com	

Debra A. Sit, CFA

Responsibilities:	**Senior Vice President – Senior Portfolio Manager** Tax-Exempt Portfolio Management	
Professional Experience:	1987-Present	Sit Investment Associates, Inc.
	1981-1985	Sit Investment Associates, Inc., Computer Application Specialist
Education:	University of Chicago, MBA (1987) University of Minnesota, BA (1982)	
Inv. Exp.:	20 Years	
Age:	46	
E-mail:	das@sitinvest.com	

Bryce A. Doty, CFA

Responsibilities:	**Senior Vice President – Senior Portfolio Manager** Taxable Portfolio Management	
Professional Experience:	1995-Present	Sit Investment Associates, Inc.
	1988-1995	Minnesota Mutual Life Insurance Company, Investment Analyst
Education:	University of Minnesota, MBA (1992) Hamline University, BA (1988)	
Inv. Exp.:	15 Years	
Age:	40	
E-mail:	bad@sitinvest.com	

Paul J. Jungquist, CFA, CPA

Responsibilities:	**Vice President – Fixed Income Credit Analyst and Senior Portfolio Manager**	
Professional Experience:	1994-Present	Sit Investment Associates, Inc.
	1990-1994	Twin Cities Testing, Assistant Controller
	1984-1990	Grant Thornton, Auditor
Education:	University of Minnesota, MBA (1993) University of Notre Dame, BBA (1984)	
Inv. Exp.:	12 Years	
Age:	45	
E-mail:	pjj@sitinvest.com	

Mark H. Book, CFA, CMA

Responsibilities: **Vice President – Portfolio Manager and Fixed Income Analyst**

Professional Experience:

2000-Present	Sit Investment Associates, Inc.
1998-2000	US Bancorps Piper Jaffray, Corporate Strategist
1997	Norwest Investment Management, Portfolio Manager
1991-1996	Insight Investment Management, Portfolio Manager
1986-1991	Reliastar Financial, Security Trader

Education: University of Minnesota, MBA (1992)
University of Minnesota, BA (1986)

Inv. Exp.: 20 Years

Age: 43

E-mail: mhb@sitinvest.com

Andrew T. Clark, CFA

Responsibilities: **Research Analyst**

Professional Experience: 1996-Present Sit Investment Associates, Inc.

Education: University of Minnesota, MBA (2004)
Miami University of Ohio, BS (1996)

Inv. Exp.: 7 Years

Age: 33

E-mail: atc@sitinvest.com

Marci A. Lorge

Responsibilities: **Senior Client Administrator and Money Market Trader**

Professional Experience:

1988-Present	Sit Investment Associates, Inc.
1987-1988	IRI Securities, Operations Manager
1984-1987	Miller & Schroeder, Purchase and Sales Liaison

Education: University of Wisconsin at Stevens Point, BS (1978)

Inv. Exp.: 19 Years

Age: 51

E-mail: mal@sitinvest.com

Brian R. Gilbert

Responsibilities: **Decision Support Systems**

Professional Experience:

1994-Present	Sit Investment Associates, Inc.
1992-1994	Norwest Mortgage, Inc., Coordinator of Conventional Post-Closing
1990-1992	Carlson Companies, Coordinator of T5 Project

Education: Northwestern College, BA and BS (1990)

Inv. Exp.: 12 Years

Age: 38

E-mail: brg@sitinvest.com

Christopher M. Rasmussen

Responsibilities: **Research Associate**
Professional Experience: 1999-Present Sit Investment Associates, Inc.
Education: University of Minnesota, MBA (2004)
University of Minnesota, BSB (2001)
Inv. Exp.: 4 Years
Age: 27
E-mail: cmr@sitinvest.com

Skyler R. Weinand

Responsibilities: **Research Associate**
Professional Experience: 2005-Present Sit Investment Associates, Inc.
2001-2005 GMAC-RFC
Education: University of Minnesota, BS (2002)
Age: 25
E-mail: srw@sitinvest.com

Eric T. Nelmark

Responsibilities: **Research Associate**
Professional Experience: 2004-Present Sit Investment Associates, Inc.
2000-2003 Paladin Investment Associates
1998-2000 Investment Advisers, Inc.
Education: University of St. Thomas, MBA (2005)
Bethel University, BA (1998)
Inv. Exp.: 8 Years
Age: 30
E-mail: etn@sitinvest.com

Todd S. Emerson, CFA

Responsibilities: **Research Associate**
Professional Experience: 2006-Present Sit Investment Associates, Inc.
2002-2006 Thomson West
1998-2001 US Bank
1994-1998 RBC Dain Rauscher
1991-1993 Avco Financial Services
Education: University of Minnesota, MBA (1994)
University of Wisconsin-Eau Claire, BBA (1991)
Inv. Exp.: 12 Years
Age: 36
E-mail: tse@sitinvest.com

Brendan J. O'Sullivan

Responsibilities:	**Research Assistant**	
Professional Experience:	1997-Present	Sit Investment Associates, Inc.
Education:	University of St. Thomas, MBA (2006)	
	University of Colorado at Boulder, BA (1995)	
Inv. Exp.:	8 Years	
Age:	34	
E-mail:	bjo@sitinvest.com	

Robert B. Harrigan

Responsibilities:	**Vice President – Institutional Marketing**	
Professional Experience:	1994-Present	Sit Investment Associates, Inc.
	1991-1994	EduServe Technologies, Inc., Vice President of Sales and Marketing
	1981-1991	Hemar, Inc., Vice President
	1969-1981	First Bank Minneapolis, Vice President
Education:	Stonier Graduate School of Banking at Rutgers (1974)	
	Notre Dame, BA (1966)	
Inv. Exp.:	41 Years	
Age:	63	
E-mail:	rbh@sitinvest.com	

Reid A. Kilberg

Responsibilities:	**Institutional Marketing**	
Professional Experience:	2005-present	Sit Investment Associates, Inc.
	2002-2005	Peregrine Capital Management, Sr. Vice President, Client Service & Marketing
	1999-2002	Compass Capital Management, Director of Sales & Marketing
	1992-1999	Investment Advisors, Inc. Assoc. Vice President – Institutional Sales
Education:	St. Olaf College, BA (1992)	
Inv. Exp.:	16 Years	
Age:	37	
E-mail:	rak@sitinvest.com	

International Consultants

Ambassador (Ret.) Burton Levin

Burton Levin entered the Foreign Service in 1954, serving in Taiwan, Indonesia and Thailand, and served as Consul General in Hong Kong from 1981 to 1986. In 1987-1990, he served as U.S. Ambassador to Burma. He retired from the Foreign Service in October 1990 to head the newly opened Hong Kong Office of the Asia Society. In August 1995, Ambassador Levin retired from the Asia Society to teach at Carleton College as the Sit Investment Visiting Professor of Asian Affairs.

Marvin Zonis

Marvin Zonis is currently a professor emeritus at the Graduate School of Business at the University of Chicago, where he teaches courses on International Political Economy, Leadership, and Business Strategy in the era of E-Commerce. He also heads his own consulting firm, Marvin Zonis and Associates. Expert on world affairs, particularly the Middle East, he is also publisher of International Political Economy, a current affairs letter that analyzes the sources and effects of politics on business and markets. Marvin has testified before committees of Congress and served as an advisor to Eastern European governments, major corporations, and the United States government.

Lord Mark Marlesford

Lord Marlesford has been a member of the House of Lords since 1991. He has served on the Joint House of Lords & House of Commons European Legislation Scrutiny Committee and The House of Lords European Agricultural sub-committee and is currently the leading member of the House of Lords All Party Defence Study Group. In the 1970's Lord Marlesford was the special advisor to Prime Minister Edward Heath. In 1963 he was invited to join the Conservative Party Research Department in London where he remained until 1970. From 1974 until 1991 he was a political editor and parliamentary correspondent for The Economist Newspaper, where he wrote about British, Hong Kong and Chinese politics. He is also a consultant to several organizations on world economic and political development. He began his career with military service, commissioned to the famous Coldstream Guards as a second lieutenant and has held various managerial positions in economic research and sales at Fisons Ltd.

Ambassador (Ret.) Jésus Silva-Herzog

Ambassador Silva-Herzog is an economist, with a Bachelor's degree from the National Autonomous University of Mexico (UNAM) and a M.A. from Yale University. He has served in the positions of Secretary of Finance (1982-1986), Secretary of Tourism (1994), Ambassador to Spain (1991-1993), and Ambassador to the United States (1995-1997). The Ambassador has been a professor and lecturer at numerous universities in Mexico and abroad. He was a candidate for the government of Mexico City in the year 2000 and has written several books and articles in the economic and financial fields.